Filed pursuant to Rule 424(b)(3)
File No. 333-114782

Prospectus and Proxy Statement

Special Meeting of Shareholders of
North Bancorp, Inc.

In Connection with an Offering of up to 500,000 Shares of Common Stock of
Independent Bank Corporation

Dear Shareholder of North Bancorp, Inc.:

        You are cordially invited to attend a special meeting of shareholders of North Bancorp, Inc. to be held on June 29, 2004, at 10:00 a.m., local time, at the Otsego Club and Resort, M-32 East, Gaylord, Michigan 49735. At this special meeting, you will be asked to approve the acquisition of North Bancorp by Independent Bank Corporation (which we refer to as "IBC" in this document). The acquisition will be accomplished through the merger of North Bancorp into IBC.

        If the merger is completed as proposed, each share of North Bancorp common stock will be converted into the right to receive shares of IBC common stock. The number of IBC common shares you will receive for each North Bancorp common share will equal the assigned value per North Bancorp share divided by the average closing price of IBC common stock during a period before the closing of the merger. The merger agreement assigns an initial value of $16.00 to each share of North Bancorp common stock, subject to certain adjustments, including a downward adjustment if North Bancorp's consolidated shareholders' equity falls below $3,800,000 as of the end of the month prior to the merger date.

        North Bancorp's consolidated shareholders' equity was $3,878,166 (unaudited) as of April 30, 2004, which under the merger agreement would result in an assigned value of $16.00 per share of North Bancorp common stock. The average closing price of IBC common stock for the 20 consecutive trading days preceding May 21, 2004, was $24.897. If the merger was completed as of the date of this prospectus and proxy statement, you would receive .6426 of a share of IBC common stock for each share of North Bancorp common stock ($16.00 divided by $24.897). The actual conversion ratio will depend on North Bancorp's consolidated shareholders' equity and IBC's average closing price determined in reference to the actual closing date (and is subject to certain other possible adjustments, as described in this prospectus and proxy statement).

        IBC’s common stock is listed under the symbol “IBCP” on the Nasdaq National Market System. Although North Bancorp’s common stock is quoted on the OTC Bulletin Board under the symbol “NBCP,” there are only limited or sporadic quotations.

        Donnelly Penman & Partners, North Bancorp’s financial advisor, has furnished the Board of Directors of North Bancorp with its written opinion that the terms of the merger are fair from a financial point of view.

        Your vote is very important. IBC and North Bancorp cannot complete the merger unless North Bancorp’s shareholders approve the merger. North Bancorp’s Board of Directors has approved the merger and recommends that you vote “FOR” approval of the merger. Please review and consider this prospectus and proxy statement carefully. It is important that your shares are represented at the meeting, whether or not you plan to attend. Abstentions or failure to return the proxy card will have the same effect as a vote against the merger. Accordingly, please complete, date, sign, and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ William A. Kirsten
William A. Kirsten, President and Chief Executive
Officer North Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus and proxy statement is accurate or adequate. Any representation to the contrary is a criminal offense. IBC common stock is not a savings account, deposit, or other obligation of any bank or nonbank subsidiary of IBC and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency. IBC common stock is subject to investment risks, including possible loss of value.

This prospectus and proxy statement is dated May 21, 2004,
and is first being mailed to shareholders on or about May 27, 2004.

Table of Contents

WHERE YOU CAN FIND MORE INFORMATION	3
QUESTIONS AND ANSWERS ABOUT THE MERGER	4
SUMMARY	6
The Companies	6
The Merger	6
SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)	9
SUMMARY SELECTED PRO FORMA COMBINED DATA (UNAUDITED)	10
CAPITAL RATIOS	11
COMPARATIVE PER SHARE DATA (UNAUDITED)	12
SPECIAL MEETING OF NORTH BANCORP SHAREHOLDERS	14
Date, Time, and Place of the Special Meeting	14
Purpose of the Special Meeting	14
Shareholder Special Meeting Record Date	14
Vote Required for the Approval of the Merger	14
Proxies and Effect on Vote	14
Revocation of Proxies	15
Solicitation of Proxies	15
THE MERGER AND MERGER AGREEMENT	16
What North Bancorp Shareholders Will Receive in the Merger	16
Structure of the Merger	18
Background of the Merger	18
Merger Recommendation and Reasons for the Merger	19
Opinion of North Bancorp's Financial Advisor	20
Closing and Effective Time of the Merger	25
Regulatory Approvals	25
Distribution of IBC Common Stock	25
Exclusive Commitment to IBC	26
Conduct of North Bancorp Pending the Completion of the Merger	26
Conditions to Closing the Merger	28
Termination	30
Description of IBC Common Stock	31
Comparison of Rights of IBC and North Bancorp Shareholders	31
Restrictions on North Bancorp Affiliates	35
Material Federal Income Tax Consequences	35
No Dissenters' Rights	37
UNAUDITED PRO FORMA FINANCIAL INFORMATION	38
Notes to Unaudited Pro Forma Condensed Combined
Statements of Financial Condition and Statements of Operations	43
INFORMATION ABOUT NORTH BANCORP	46
Annual Report to Shareholders	46
Material Changes in North Bancorp's Affairs	46
Additional Information Incorporated by Reference	46
INFORMATION ABOUT IBC	47
Material Changes in IBC's Affairs	47
Additional Information Incorporated by Reference	47
VOTING AND MANAGEMENT INFORMATION	48
Voting Securities and Principal Shareholders of North Bancorp	48
Interests of Certain Persons in the Merger	50
Information About Principal Shareholders,
Executive Officers, and Directors of IBC	51
North Bancorp Shareholder Proposals	51
GENERAL INFORMATION	51
Experts	51
Legal Opinions	51
Sources of Information	52
WHERE YOU CAN FIND MORE INFORMATION	52
FORWARD-LOOKING STATEMENTS	52
Agreement and Plan of Merger	Appendix A
Opinion of North Bancorp's Financial Advisor	Appendix B

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus and proxy statement incorporates business and financial information about IBC that is not included in or delivered with this prospectus and proxy statement. Documents of IBC incorporated by reference are available from IBC without charge. You may obtain these documents by requesting them in writing or by telephone from IBC at the following address:

Independent Bank Corporation
Attn: Robert N. Shuster, Executive Vice President & CFO
230 West Main Street
Ionia, Michigan 48846
(616) 527-9450

        This prospectus and proxy statement also incorporates business and financial information about North Bancorp that is not included in or delivered with this prospectus and proxy statement. Documents of North Bancorp incorporated by reference are available from North Bancorp without charge. You may obtain these documents by requesting them in writing or by telephone from North Bancorp at the following address:

North Bancorp, Inc.
Attn: William A. Kirsten, President & CEO
501 West Main Street
Gaylord, Michigan 49735
(989) 732-3502

        To obtain timely delivery of any of this information, you must request the information no later than June 22, 2004, which is five business days before the date of the special meeting at which you are requested to vote.

        You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger and the related issuance of IBC common stock. Neither IBC nor North Bancorp has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	IBC will acquire North Bancorp through a merger transaction in which North Bancorp will merge into IBC. Promptly after this merger, First National Bank of Gaylord (a subsidiary owned 100% by North Bancorp) will be consolidated with Independent Bank (a subsidiary owned 100% by IBC). The parties have entered into an Agreement and Plan of Merger for these transactions. This merger agreement is attached as Appendix A to this prospectus and proxy statement.

Q:	What will I receive in the merger?

A:	The number of shares of IBC common stock you will receive in exchange for each share of North Bancorp common stock that you own will equal the final value of the North Bancorp shares, according to the terms set forth in the merger agreement, divided by the market value of IBC's common stock during a period prior to closing, as explained in more detail below. The initial value of each share of common stock of North Bancorp is set at $16.00, subject to adjustment (as described in the next question). Please see "What North Bancorp Shareholders Will Receive in the Merger," on page 16 below for more information.

No certificates for fractional shares will be issued. Instead, you will receive cash in payment for any fractional share, based on the specified average closing price of IBC common stock.

Q:	Will the $16.00 per share value be adjusted?

A:	If the merger is completed as proposed, each share of North Bancorp common stock will be converted into the right to receive shares of IBC common stock. The number of IBC common shares you will receive for each North Bancorp common share will equal the assigned value per North Bancorp share divided by the average closing price of IBC common stock during a period before the closing of the merger. The merger agreement assigns an initial value of $16.00 to each share of North Bancorp common stock, subject to downward adjustment if North Bancorp's consolidated shareholders' equity falls below $3,800,000 as of the end of the month prior to the merger date.

North Bancorp's consolidated shareholders' equity was $3,878,166 (unaudited) as of April 30, 2004, which under the merger agreement would result in an assigned value of $16.00 per share of North Bancorp common stock. The average closing price of IBC common stock for the 20 consecutive trading days preceding May 21, 2004, was $24.897. If the merger was completed as of the date of this prospectus and proxy statement, you would receive ..6426 of a share of IBC common stock for each share of North Bancorp common stock ($16.00 divided by $24.897). The actual conversion ratio will depend on North Bancorp's consolidated shareholders' equity and IBC's average closing price determined in reference to the actual closing date.

The merger consideration is also subject to other possible adjustments, as described under "What North Bancorp Shareholders Will Receive in the Merger" starting on page 16.

Q:	What are the tax consequences of the merger to me?

A:	Because you will receive only IBC common stock in exchange for your North Bancorp common stock, you should not recognize any gain or loss, except with respect to any cash received instead of a fractional share of IBC common stock. North Bancorp shareholders should consult their individual tax advisors for a full understanding of the tax consequences of the merger. North Bancorp recommends that North Bancorp shareholders carefully read the complete explanation of the “Material Federal Income Tax Consequences” of the merger beginning on page 35.

Q:	What vote is required to approve the merger?

A:	The affirmative vote of a majority of the shares of North Bancorp common stock outstanding as of the record date for the special meeting (May 21, 2004) is required to approve the merger.

Q:	What should I do now?

A:	After you have carefully read this prospectus and proxy statement, simply indicate on your proxy card how you want to vote with respect to the merger proposal. Complete, sign, date, and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your North Bancorp shares will be represented and voted at the meeting. The Board of Directors of North Bancorp recommends that North Bancorp shareholders vote in favor of the merger proposal.

Q:	When should I send in my stock certificates?

A:	Please DO NOT send in your stock certificates with your proxy card. Promptly after the effective time of the merger (if it is approved and completed), you will receive transmittal materials from IBC’s exchange agent with instructions for surrendering your North Bancorp shares. You should follow the instructions in the letter of transmittal regarding how and when to surrender your stock certificates.

Q:	What do I do if I want to change my vote after I have mailed my signed proxy card?

A:	You may change your vote by revoking your proxy in any of the three following ways: (i) by sending a written notice to the secretary of North Bancorp prior to the special meeting stating that you would like to revoke your proxy; (ii) by completing, signing, and dating another proxy card and returning it by mail prior to the special meeting; or (iii) by attending the special meeting and voting in person.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:	When do you expect to complete the merger?

A:	The merger is presently expected to be completed in July of 2004. However, there can be no assurance of when or if the merger will occur. North Bancorp must first obtain the approval of North Bancorp shareholders at the special meeting and certain necessary regulatory approvals must be obtained. In addition, the merger is subject to the satisfaction of some other conditions, as described in “Conditions to Closing the Merger,” beginning on page 28.

Q:	Whom can I call with questions about the special meeting or the merger or to obtain additional information about IBC and North Bancorp?

A:	North Bancorp shareholders may contact William A. Kirsten, President and Chief Executive Officer (CEO) of North Bancorp, at 501 West Main Street, Gaylord, Michigan 49735, telephone number (989) 732-3502. You can also find more information about IBC and North Bancorp from various sources described under “Where You Can Find More Information” on page 52 of this prospectus and proxy statement.

SUMMARY

This summary highlights selected information from this prospectus and proxy statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger of IBC and North Bancorp, you should carefully read this entire document and the documents that are incorporated by reference in this document.

The Companies

Independent Bank Corporation
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820

Independent Bank Corporation is a bank holding company registered under federal law and incorporated in Michigan. IBC owns all of the outstanding stock of four banks, which are also organized under the laws of Michigan. These four banks serve the financial needs of primarily rural and suburban communities across the Lower Peninsula of Michigan and provide a wide range of financial services. At March 31, 2004, IBC had, on a consolidated basis, total assets of $2.4 billion, total deposits of $1.7 billion, and total shareholders’ equity of $172.5 million.

North Bancorp, Inc.
501 West Main Street
Gaylord, Michigan 49735
(989) 732-3502

North Bancorp, Inc. is a bank holding company registered under federal law and incorporated in Michigan. North Bancorp is headquartered in Gaylord, Michigan and owns First National Bank of Gaylord. The bank operates its banking business in Gaylord, Michigan and the surrounding area. It offers commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers’ checks, money orders, and commercial, mortgage, and consumer loans. As of March 31, 2004 North Bancorp had, on a consolidated basis, total assets of $162.5 million, total deposits of $128.9 million, and total shareholders’ equity of $3.8 million.

The Merger

What North Bancorp Shareholders Will Receive in the Merger (See page 16)

If the merger is completed as planned, you will receive shares of IBC common stock for each share of North Bancorp common stock that you own. The number of shares of IBC common stock you will receive will equal the assigned value of the North Bancorp shares, according to the terms set forth in the merger agreement, divided by the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement.

The merger agreement assigns an initial value of $16.00 to each share of North Bancorp common stock, subject to downward adjustment if North Bancorp's consolidated shareholders' equity falls below $3,800,000. The assigned value per North Bancorp share will be reduced by the amount of any equity shortfall divided by the number of outstanding North Bancorp shares.

North Bancorp's consolidated shareholders' equity was $3,878,166 (unaudited) as of April 30, 2004, which under the merger agreement would result in an assigned value of $16.00 per share of North Bancorp common stock. The average closing price of IBC common stock for the 20 consecutive trading days preceding May 21, 2004, was $24.897. If the merger was completed as of the date of this prospectus and proxy statement, you would receive .6426 of a share of IBC common stock for each share of North Bancorp common stock ($16.00 divided by $24.897). The actual conversion ratio will depend on North Bancorp's consolidated shareholders' equity and IBC's average closing price determined in reference to the actual closing date.

There are other possible adjustments to the merger consideration, as set forth in the merger agreement. Please see “What North Bancorp Shareholders Will Receive in the Merger” on page 16 for more information.

No certificates representing fractional shares will be issued. Instead, you will receive cash in payment for any fractional share, based on the average closing price of IBC common stock over the measurement period.

You should not send in your North Bancorp stock certificates until IBC instructs you to do so after the merger is completed.

Recommendation to North Bancorp Shareholders to Approve the Merger (See page 19)

After careful consideration, North Bancorp’s Board of Directors has determined the merger to be in the best interests of North Bancorp’s shareholders. North Bancorp’s Board of Directors recommends that you vote FOR the proposal to approve the merger agreement.

North Bancorp’s Financial Advisor’s Opinion that the Financial Terms of the Merger are Fair (See page 20)

In deciding to approve the merger, North Bancorp’s Board of Directors considered the opinion of its financial advisor, Donnelly Penman & Partners, that the terms of the merger are fair to North Bancorp shareholders from a financial point of view. The written fairness opinion is attached as Appendix B to this prospectus and proxy statement.

Time and Location of the North Bancorp Shareholder Meeting (See page 14)

North Bancorp will hold a special meeting of its shareholders to vote on the approval of the merger. This special meeting will be held:

June 29, 2004 10:00 a.m. local time Otsego Club and Resort M-32 East Gaylord, Michigan 49735

Vote Required to Approve the Merger (See page 14)

Only holders of record of North Bancorp common stock on May 21, 2004 have the right to vote on approval of the merger.

To approve the merger, the holders of at least a majority of the shares of North Bancorp common stock issued and outstanding as of the record date must vote FOR approval of the merger.

As of the record date, North Bancorp’s directors, executive officers, and their affiliates beneficially owned 82,896 shares, or approximately 15.56% of the shares of North Bancorp common stock entitled to vote on the merger. North Bancorp’s directors have agreed to vote their shares in favor of the approval of the merger. How to Cast Your Vote By Proxy

Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of North Bancorp common stock may be represented at North Bancorp’s special meeting. If you properly sign and return a proxy card but do not include instructions on how to vote your shares, they will be voted FOR approval of the merger.

How to Cast Your Vote if Your Shares are Held by a Broker or Other Nominee in Street Name

If your shares are held by your broker or other nominee in street name, your broker does not have authority to vote your shares unless you provide your broker instructions on how you want to vote. Your broker should send you a form to give such instructions or you may request such a form from your broker.

If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting. Failure to vote North Bancorp shares will have the same effect as voting against approval of the merger.

How to Change Your Vote (See page 15)

If you want to change your vote, you may send the Secretary of North Bancorp a later-dated, signed proxy card before the special meeting or attend and vote at the special meeting. You may also revoke your proxy by sending written notice of revocation to the Secretary of North Bancorp before the special meeting.

You should send any later-dated proxy or notice of revocation to:

North Bancorp, Inc. 501 West Main Street Gaylord, Michigan 49735 Attention: Secretary

Bank Regulators Must Approve the Merger (See page 25)

The Board of Governors of the Federal Reserve System, must approve the merger. IBC filed its application for approval with the Federal Reserve Board on or about April 15, 2004.

Certain Conditions Must Be Met Before the Completion of the Merger (See page 28)

There are a number of conditions that must be met before IBC and North Bancorp will be required to complete the merger. These conditions include the following, among others:

•	North Bancorp shareholders owning at least a majority of the issued and outstanding shares of North Bancorp common stock must vote to approve the merger; and

•	the Federal Reserve Board must approve the merger.

Other conditions that must be met are described under “Conditions to Closing the Merger” on page 28.

Certain conditions to the merger may be waived by the party for whose benefit they are provided. In addition, IBC and North Bancorp each have certain rights to terminate the merger agreement, as discussed below.

Closing of the Merger

If North Bancorp’s shareholders have approved the merger, all regulatory approvals have been received, and all other conditions to the merger have been satisfied or waived, the closing will take place at a time and date set by IBC. The closing must take place on or before the 10th day of the calendar month that follows the month in which the latter of the following occurs: (i) the Federal Reserve Board approves the merger, and (ii) the special meeting of North Bancorp shareholders occurs. The closing may be slightly delayed in certain circumstances, as described in “What North Bancorp Shareholders Will Receive in the Merger” on page 16 below.

Material Federal Income Tax Consequences of the Merger (See page 35)

As a result of receiving IBC common stock in exchange for shares of North Bancorp common stock, you should not recognize any gain or loss, except with respect to any cash received instead of a fractional share of IBC common stock. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

No Dissenters’ Rights (See page 37)

Under Michigan law, you are not entitled to dissenters’ rights with respect to the approval of the proposed merger.

Interests of Officers in the Merger (See page 50)

Certain officers of First National Bank of Gaylord may be considered to have interests in the merger in addition to their interests generally as shareholders of North Bancorp. Such interests include the right of certain officers to receive severance payments and other benefits.

Markets for IBC and North Bancorp Stock (See page 16)

IBC common stock is traded on the Nasdaq National Market System under the symbol “IBCP.” Although North Bancorp’s common stock is quoted on the OTC Bulletin Board under the symbol “NBCP,” there are only limited or sporadic quotations.

Comparative Market Values

The following table shows the closing price per share of IBC common stock, the last sale price per share of North Bancorp common stock, and the equivalent per share price for North Bancorp common stock (giving effect to the merger) as of March 4, 2004, which was the last business day preceding the public announcement of the merger proposal. The equivalent per share price of North Bancorp common stock was computed by multiplying the price of IBC common stock shown below by ..5787, which is the exchange ratio based on the price of IBC common stock listed below (and assuming no adjustment to the initial $16.00 value to be received per share of North Bancorp common stock). This is not the actual exchange ratio that will be used in the merger (if approved and completed), as discussed under “What North Bancorp Shareholders Will Receive in the Merger” above and elsewhere in this document.

	Last Sale Price per Share of	Equivalent Price per Share of
Price per Share of	North Bancorp	North Bancorp
IBC Common Stock -	Common Stock -	Common Stock -
March 4, 2004	March 4, 2004	March 4, 2004
$27.65	$14.00	$16.00

Terminating the Merger Agreement (See page 30)

The merger agreement may be terminated by the mutual consent of IBC and North Bancorp or by either IBC or North Bancorp if the merger has not been completed by September 30, 2004. In addition, each party has certain termination rights, as discussed below.

SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)

        The following tables show summarized historical consolidated financial data for IBC and North Bancorp. This information is derived from IBC’s and North Bancorp’s audited financial statements for 1999 through 2003, and IBC’s and North Bancorp’s unaudited financial statements for the three months ended March 31, 2003 and 2004. This information is only a summary. You should read it in conjunction with the other information in this document and with the historical financial statements (and related notes) contained or incorporated by reference in IBC’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and other information filed by IBC with the Securities and Exchange Commission (SEC), and in North Bancorp’s annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and other information filed by North Bancorp with the SEC. See “Where You Can Find More Information” on page 52.

	Three Months Ended March 31,		Year Ended December 31,

Independent Bank Corporation	2004(1)	2003(1)	2003	2002	2001	2000	1999

	(dollars and shares in thousands, except per share amounts)
Income Statement Data:

Net interest income	$25,375	$20,807	$95,253	$81,807	$72,042	$64,976	$61,804
Provision for loan losses	801	1,000	4,032	3,562	3,737	3,287	2,661
Net income (2)	8,443	8,817	37,592	29,467	24,398	20,009	8,669
Balance Sheet Data (period end):
Assets	$2,414,265	$2,061,493	$2,358,557	$2,057,562	$1,888,457	$1,783,791	$1,725,205
Deposits	1,712,213	1,560,345	1,702,806	1,535,603	1,387,367	1,389,900	1,310,602
Loans	1,704,012	1,389,891	1,667,393	1,381,442	1,384,684	1,379,664	1,290,641
Borrowings	403,258	250,501	385,704	334,253	321,110	223,582	266,920
Shareholders' equity	172,536	145,393	162,216	138,047	131,903	128,336	113,746

Common Share Summary: (3)
Diluted earnings per share	$.42	$.44	$1.87	$1.44	$1.15	$.93	$.39
Dividends per share	.16	.13	.59	.44	.37	.32	.24
Book value per share	8.76	8.11	8.29	7.05	6.42	6.07	5.30
Weighted average diluted shares
outstanding	20,044	19,991	20,059	20,516	21,175	21,525	21,984

	Three Months Ended March 31,		Year Ended December 31,

North Bancorp, Inc.	2004(1)	2003(1)	2003	2002	2001	2000	1999

	(dollars and shares in thousands, except per share amounts)
Income Statement Data:
Net interest income	$1,194	$1,726	$6,218	$7,371	$6,353	$4,655	$3,464
Provision for loan losses	193	709	5,849	5,337	886	523	300
Net income (loss)	(284)	30	(5,410)	(1,375)	1,416	1,115	814
Balance Sheet Data (period end):
Assets	$162,486	$218,439	$172,557	$211,872	$187,800	$133,279	$91,226
Deposits	128,902	169,039	135,747	162,230	136,618	85,652	64,139
Loans	111,568	163,209	118,575	172,089	157,106	111,036	71,835
Borrowings	23,303	33,596	26,286	34,906	39,271	40,252	21,555
Shareholders' equity	3,823	9,435	3,987	9,441	10,798	5,987	4,456

Common Share Summary: (4)
Diluted earnings (loss) per share	$(.53)	$.06	$(10.25)	$(2.62)	$3.12	$3.57	$2.63
Dividends per share	-	-	-	.40	.40	.33	.30
Book value per share	7.17	17.94	7.48	17.95	20.56	18.20	14.38
Weighted average diluted shares
outstanding	533	526	528	526	454	312	310

(1)	Financial data for the three months ended March 31 is unaudited.
(2)	2001 net income includes the cumulative effect of a change in accounting principle, net of the related tax effect, due to the implementation of SFAS #133.
(3)	Per share data has been adjusted for a 10% stock dividend in 2003, 5% stock dividends in 2002, 2001, 2000, and 1999, and three-for-two stock splits in 2002 and 1998.
(4)	Per share data has been adjusted for a five-for-four stock split declared on March 24, 2000 and the two-for-one stock split declared on June 23, 2000.

SUMMARY SELECTED PRO FORMA COMBINED DATA (UNAUDITED)

        The following table shows (i) selected financial information for the year ended December 31, 2003, on a pro forma combined basis giving effect to the merger as if the merger had become effective at December 31, 2003, in the case of balance sheet information, and at January 1, 2003, in the case of income statement information, and (ii) selected financial information for the three months ended March 31, 2004, on a pro forma combined basis giving effect to the merger as if the merger had become effective at March 31, 2004, in the case of balance sheet information, and at January 1, 2004, in the case of income statement information. The pro forma information reflects the purchase method of accounting.

        IBC anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined as of the date and during the periods presented.

        You should read this summary pro forma information in conjunction with the information under “Unaudited Pro Forma Financial Information” beginning on page 38.

	Three Months Ended March 31, 2004	Year Ended December 31, 2003

	(in thousands)
Pro Forma Combined Income Statement Data (1):
Net interest income	$26,674	$100,892
Provision for loan losses	994	9,881
Net income	8,291	33,584

Pro Forma Combined Balance Sheet Data
(period end)(1)(2):
Assets	2,570,421	2,522,915
Deposits	1,841,999	1,838,632
Loans	1,816,057	1,787,433
Borrowings	413,982	398,577
Shareholders' equity	181,062	170,742

(1)	The pro forma combined income statement and balance sheet data exclude the financial information for Midwest Guaranty Bancorp, Inc., which will be merged into IBC effective May 31, 2004.
(2)	The pro forma combined balance sheet data assumes the issuance of 342,974 shares of IBC common stock in exchange for all of the outstanding shares of North Bancorp common stock. This assumption is based on a price of $24.86 per share of IBC common stock (which was the market value of a share of IBC’s common stock at the time this pro forma data was calculated on May 14, 2004). The actual exchange ratio will depend on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. In addition, the aggregate merger consideration to be paid by IBC is subject to certain adjustments pursuant to the merger agreement. This pro forma data does not reflect the fact that IBC will be issuing cash in lieu of any fractional shares of IBC common stock in the merger.

CAPITAL RATIOS

        Under the “risk-based” capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories. Certain off-balance-sheet instruments, such as loan commitments and letters of credit, require capital allocations. Bank holding companies (such as IBC and North Bancorp) and banks (such as Independent Bank and First National Bank of Gaylord) are required to maintain minimum risk-based capital ratios. IBC’s ratios are above the regulatory minimum guidelines and Independent Bank met the regulatory criteria to be categorized as a “well-capitalized” institution at December 31, 2003 and March 31, 2004. The “well-capitalized” classification may permit banks to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition. Designation as a “well-capitalized” institution does not constitute a recommendation by federal bank regulators.

        Neither North Bancorp’s nor First National Bank of Gaylord’s ratios met the regulatory criteria to be categorized as “well-capitalized” at December 31, 2003 or March 31, 2004. First National Bank of Gaylord entered into a supervisory agreement with its primary federal regulator, the Comptroller of the Currency (OCC), in July of 2003 (which we refer to in this document as the “OCC Agreement”). Pursuant to such OCC Agreement, the bank is required to take certain steps to improve its capital ratios, among other matters. The bank is currently not in compliance with the requirements set forth in the OCC Agreement with respect to capital ratios. (See “Background of the Merger” on page 18 for more information).

	As of March 31, 2004			As of December 31, 2003

	Risk-based Capital			Risk-based Capital
	Leverage %	Tier 1%	Total %	Leverage %	Tier 1%	Total %

IBC's capital ratios	8.11	10.78	11.79	7.91	10.55	11.57
Independent Bank's capital ratios	7.56	9.79	10.74	7.46	9.78	10.76
North Bancorp's capital ratios	2.72	4.56	9.11	2.66	4.67	9.34
First National Bank of Gaylord's capital ratios	4.96	8.31	9.62	4.59	8.07	9.38
Pro forma combined capital ratios - Holding Company	7.94	10.63	11.88	7.76	10.47	11.70
Pro forma combined capital ratios - Bank	7.31	9.64	10.91	7.28	9.81	11.06
Regulatory capital ratios - "well-capitalized" definition	5.00	6.00	10.00	5.00	6.00	10.00
Regulatory capital ratios - minimum requirement	4.00	4.00	8.00	4.00	4.00	8.00

COMPARATIVE PER SHARE DATA (UNAUDITED)

   The following table shows information about income per common share, dividends per share, and book value per share, and similar information reflecting the merger (which is referred to as “pro forma” information).

   IBC anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

   The information in the following table is based on, and should be read together with, the historical financial information that is presented in this document and in IBC’s and North Bancorp’s prior filings with the SEC and with the condensed combined pro forma financial statements presented elsewhere in this document. See “Unaudited Pro Forma Financial Information” on page 38 and “Where You Can Find More Information” on page 52.

	At or for the Year Ended December 31, 2003
	IBC Historical	North Bancorp Historical	Pro Forma Combined		Equivalent Pro Forma Per Share of North Bancorp
Comparative Per Share Data

Basic earnings (loss)	$1.91	$(10.25)	$1.68	(1)	$1.08	(4)
Diluted earnings (loss)	1.87	(10.25)	1.65	(1)	1.06	(4)

Cash Dividends Paid	.59	-	.59	(2)	.59	(2)

Book Value	8.29	7.48	8.57	(3)	5.52	(4)

(1)	The Pro Forma Combined earnings per share amounts were calculated by totaling the historical earnings of IBC and North Bancorp and dividing the resulting amount by the average pro forma shares of IBC and North Bancorp, giving effect to the merger as if it had occurred on January 1, 2003. The average pro forma shares of IBC and North Bancorp reflect historical basic and diluted shares, plus historical basic and diluted average shares of North Bancorp, as adjusted based on an assumed exchange ratio of .6436 of a share of IBC common stock for each share of North Bancorp common stock. This assumed exchange ratio is based on (a) a price of $24.86 per share of IBC common stock, which was the market value of a share of IBC’s common stock at the time this pro forma data was calculated on May 14, 2004, and (b) no decrease in the initial $16.00 value assigned to a share of North Bancorp common stock. The actual exchange ratio will depend on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. In addition, the aggregate merger consideration to be paid by IBC is subject to certain adjustments pursuant to the merger agreement. This pro forma data does not reflect the fact that IBC will be issuing cash in lieu of any fractional shares of IBC common stock in the merger. The pro forma earnings amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.
(2)	Pro Forma Combined cash dividends paid represents IBC’s historical amount only.
(3)	The Pro Forma Combined book value data gives effect to the merger as if it had occurred at December 31, 2003.
(4)	The Equivalent Pro Forma Per Share of North Bancorp amounts were calculated by multiplying the Pro Forma Combined amounts by the assumed exchange ratio of .6436 of a share of IBC common stock for each share of North Bancorp common stock. (See footnote (1) above for information about this assumed exchange ratio.) These amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger. This data is presented for comparative purposes only.

	At or for the Three Months Ended March 31, 2004
	IBC Historical	North Bancorp Historical	Pro Forma Combined		Equivalent Pro Forma Per Share of North Bancorp
Comparative Per Share Data

Basic earnings (loss)	$.43	$(.53)	$.42	(1)	$.27	(4)
Diluted earnings (loss)	.42	(.53)	.41	(1)	.26	(4)

Cash Dividends Paid	.16	-	.16	(2)	.16	(2)

Book Value	8.76	7.17	9.04	(3)	5.82	(4)

(1)	The Pro Forma Combined earnings per share amounts were calculated by totaling the historical earnings of IBC and North Bancorp and dividing the resulting amount by the average pro forma shares of IBC and North Bancorp, giving effect to the merger as if it had occurred on January 1, 2004. The average pro forma shares of IBC and North Bancorp reflect historical basic and diluted shares, plus historical basic and diluted average shares of North Bancorp, as adjusted based on an assumed exchange ratio of .6436 of a share of IBC common stock for each share of North Bancorp common stock. This assumed exchange ratio is based on (a) a price of $24.86 per share of IBC common stock, which was the market value of a share of IBC’s common stock at the time this pro forma data was calculated on May 14, 2004, and (b) no decrease in the initial $16.00 value assigned to a share of North Bancorp common stock. The actual exchange ratio will depend on the average closing price of IBC common stock over a measurement period of 20 consecutive trading days specified in the merger agreement. In addition, the aggregate merger consideration to be paid by IBC is subject to certain adjustments pursuant to the merger agreement. This pro forma data does not reflect the fact that IBC will be issuing cash in lieu of any fractional shares of IBC common stock in the merger. The pro forma earnings amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.
(2)	Pro Forma Combined cash dividends paid represents IBC’s historical amount only.
(3)	The Pro Forma Combined book value data gives effect to the merger as if it had occurred at March 31, 2004.
(4)	The Equivalent Pro Forma Per Share of North Bancorp amounts were calculated by multiplying the Pro Forma Combined amounts by the assumed exchange ratio of .6436 of a share of IBC common stock for each share of North Bancorp common stock. (See footnote (1) above for information about this assumed exchange ratio.) These amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger. This data is presented for comparative purposes only.

SPECIAL MEETING OF NORTH BANCORP SHAREHOLDERS

Date, Time, and Place of the Special Meeting

        The special meeting of shareholders of North Bancorp is scheduled to be held as follows:

June 29, 2004 10:00 a.m. local time Otsego Club and Resort M-32 East Gaylord, Michigan 49735

Purpose of the Special Meeting

        The North Bancorp special meeting is being held so that shareholders of North Bancorp may consider and vote upon the proposal to approve the merger and any other business that properly comes before the special meeting or any adjournment or postponement of that meeting.

Shareholder Special Meeting Record Date

        North Bancorp has fixed the close of business on May 21, 2004, as the record date for the determination of North Bancorp’s common shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were 532,896 shares of North Bancorp common stock outstanding, held by approximately 686 holders of record.

Vote Required for the Approval of the Merger

        A majority of the outstanding shares of North Bancorp common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. Under the Michigan Business Corporation Act, the affirmative vote of the holders of at least a majority of the shares of North Bancorp common stock outstanding and entitled to vote at the special meeting is required to approve the merger. You are entitled to one vote for each share of North Bancorp common stock held by you on the record date.

        As of the record date for the special meeting, directors and executive officers of North Bancorp beneficially owned approximately 82,896 shares of North Bancorp common stock, which represents approximately 15.56% of all outstanding shares of North Bancorp common stock entitled to vote at the special meeting. Of this amount, the directors of North Bancorp beneficially owned approximately 82,468 shares of North Bancorp common stock, which represents approximately 15.48% of all outstanding shares of North Bancorp common stock entitled to vote at the special meeting. The directors of North Bancorp have agreed to vote FOR approval of the merger.

Proxies and Effect on Vote

        All shares of North Bancorp common stock represented by properly completed proxies received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxy card. If a properly completed proxy is returned and no instructions are indicated, the North Bancorp common stock represented by the proxy will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) voted FOR approval of the merger. If a properly completed proxy is returned and the shareholder has specifically abstained from voting on the proposal to approve the merger, the common stock represented by the proxy will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for the purposes of calculating the vote, and (2) voted AGAINST approval of the merger. If a broker or other nominee holding shares of North Bancorp common stock in street name signs and returns a proxy but indicates on the proxy that it does not have discretionary authority to vote certain shares on the approval of the merger, those shares will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) voted AGAINST approval of the merger.

        Because approval of the merger requires the affirmative vote of at least a majority of all shares of North Bancorp common stock outstanding and entitled to vote as of the record date, abstentions, failures to return proxies, and broker non-votes will have the same effect as a vote against approval of the merger.

        North Bancorp does not expect that any matter other than the approval of the merger will be brought before the special meeting. If, however, other matters are presented, the persons named as proxies will (subject to applicable law) vote in accordance with their judgment with respect to those matters.

Revocation of Proxies

        You may revoke your proxy at any time before it is voted at the special meeting by:

•	notifying the Secretary of North Bancorp in writing that the proxy is revoked;

•	sending a later-dated proxy to the Secretary of North Bancorp or giving a later-dated proxy to a person who attends the special meeting; or

•	appearing in person and voting at the special meeting.

        Attendance at the special meeting will not in and of itself constitute revocation of a proxy. You should send any later-dated proxy or notice of revocation of a proxy to:

North Bancorp, Inc. Attention: Secretary 501 West Main Street Gaylord, Michigan 49735

Solicitation of Proxies

        For North Bancorp shareholders, the proxy that accompanies this document is being solicited by North Bancorp’s Board of Directors. In addition to solicitations by mail, directors, officers, and regular employees of North Bancorp and First National Bank of Gaylord may solicit proxies from shareholders personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. North Bancorp will bear its own costs of soliciting proxies, which North Bancorp estimates will be less than $10,000. North Bancorp also will make arrangements with brokers and other custodians, nominees, and fiduciaries to send this document to beneficial owners of North Bancorp common stock and, upon request, will reimburse those brokers and other custodians for their reasonable expenses in forwarding these materials.

        You should not send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your North Bancorp stock certificates will be mailed to you as soon as practicable after completion of the merger (if it is approved and completed).

THE MERGER AND MERGER AGREEMENT

        The merger agreement, attached as Appendix A, is incorporated in this prospectus and proxy statement by reference and should be carefully considered. Various provisions of the merger agreement have been summarized in this document for your information. However, the merger agreement, not this summary, is the definitive statement of the terms of the merger.

What North Bancorp Shareholders Will Receive in the Merger

        If North Bancorp’s shareholders approve the merger and the merger is completed, North Bancorp will merge with and into IBC and, as a result, IBC will own First National Bank of Gaylord and all of the other assets of North Bancorp. In exchange, you will receive shares of IBC common stock for your shares of North Bancorp common stock.

Number of Shares of IBC Common Stock You Will Receive

        The number of shares of IBC common stock you will receive in exchange for each share of North Bancorp common stock will depend on (1) the assigned value of the North Bancorp shares, according to the terms set forth in the merger agreement, and (2) the market price of IBC common stock during a period prior to the closing of the merger. The market price of IBC common stock to be used for this purpose will be measured by taking the average of the last reported sales price of IBC common stock on the Nasdaq National Market System for the 20 consecutive full trading days ending on the last trading day immediately prior to the closing date of the merger.

Value of North Bancorp Shares for Purposes of the Merger

        The initial value of each share of common stock of North Bancorp is set at $16.00. However, this $16.00 value could be adjusted if certain events occur between the date of this prospectus and proxy statement and the completion of the merger, as follows:

•	The $16.00 value will be adjusted downward if North Bancorp’s total shareholders’ equity (excluding the interest of its subsidiary, Gaylord Partners, Limited Partnership) at the end of the month immediately preceding the closing date is less than $3,800,000. If such shareholders’ equity is less than $3,800,000, the aggregate total consideration to be paid by IBC to all of North Bancorp’s shareholders will be reduced dollar-for-dollar by the amount by which such shareholders’ equity is less than $3,800,000. If IBC and North Bancorp are unable to agree on the amount of such shareholders’ equity, the matter will be resolved by an independent third party accounting firm. If IBC and North Bancorp submit the matter to the third party accounting firm, the closing of the merger would be slightly delayed to allow for resolution of the issue.

As of April 30, 2004, North Bancorp's shareholders' equity was $3,878,166 (unaudited). The merger (if approved) is expected to take place in July of 2004. Any reduction in shareholders' equity of more than $78,166 at the end of the month immediately prior to the closing date of the merger, will result in a reduction in the value of North Bancorp's common stock for purposes of the merger.

Example. For purposes of this example, assume the following:

•	Assume the merger is approved and closes in July of 2004 (as is planned).

•	Assume that North Bancorp's consolidated shareholders' equity as of June 30, 2004, is $3,533,552.

•	Assume that the average closing price of IBC common stock (described above) is $24.897 (which is the average closing price of IBC common stock for the 20 consecutive trading days preceding May 21, 2004).

•	Assume there are no other adjustments to the per share consideration to be received. (Other adjustments are possible, as discussed below.)

Based on these assumptions, you would receive approximately .6226 of a share of IBC common stock for each share of North Bancorp common stock that you own. This is calculated as follows:

North Bancorp's actual shareholders' equity as of the month preceding closing would be $266,448 less than the minimum $3,800,000 target equity. The aggregate consideration to be paid by IBC to all North Bancorp shareholders would thus be reduced from $8,526,336 (the original $16.00 per share consideration multiplied by 532,896 outstanding shares of North Bancorp common stock) by $266,448 to $8,259,888.

Thus, each share of North Bancorp common stock would be entitled to receive $15.50 worth of IBC common stock in the merger ($8,259,888 divided by 532,896 outstanding shares), instead of the initial $16.00 value. Assuming an average closing price of $24.897 per share of IBC common stock, this would cause the effective exchange ratio for each share of North Bancorp common stock to be reduced from approximately .6426 of a share of IBC common stock to approximately .6226 of a share of IBC common stock.

•	In connection with the merger, North Bancorp will terminate certain of its officers and key employees and pay such persons severance payments (as described in more detail under "Interests of Certain Persons in the Merger" on page 50). The total amount that may be paid by North Bancorp to all such persons is $600,000. If IBC negotiates with any of such officers or key employees to continue his or her employment after the merger and such person agrees to forfeit all or a portion of the severance payment he or she would otherwise be entitled to under the merger agreement, then the $16.00 assigned value per North Bancorp share would be adjusted upward by the amount of any such forfeited severance payment divided by the number of outstanding North Bancorp shares.

It is possible that at least one of such North Bancorp employees will agree to forfeit at least a portion of the severance payment she would otherwise be entitled to receive in exchange for her continued employment. If this happens, the $16.00 assigned value per North Bancorp share would be increased by the amount of the severance payment forfeited, divided by 532,896 outstanding North Bancorp shares.

•	The $16.00 assigned value per North Bancorp share may be adjusted (upward or downward) based upon the occurrence of an event between the date of this prospectus and proxy statement and the completion of the merger that would result in changes in the number of shares of IBC or North Bancorp common stock outstanding (such as a stock split or a stock dividend). The purpose of any such adjustment is to prevent dilution of the respective interests of the shareholders of IBC and North Bancorp. The merger agreement also provides that the value to be received per share of North Bancorp common stock may be adjusted for other transactions, such as a recapitalization, reclassification, combination, or similar transaction. If one of these types of transactions occurs, there will be an equitable adjustment in the value to be received for each share of North Bancorp common stock. IBC and North Bancorp do not expect that any events necessitating such an adjustment will occur.

•	In addition, the $16.00 value per North Bancorp share may be adjusted downward if IBC finds significant environmental problems with the real estate owned by North Bancorp and its subsidiaries. The merger agreement gives IBC the right to conduct various investigations of the real estate owned by North Bancorp and its subsidiaries. If the reports resulting from such investigations state that remedial work will need to be performed to such real estate that in the aggregate will cost more than $100,000 but less than $500,000 (or if the environmental expert making the report is unable to estimate, with any reasonable degree of certainty, that such costs will be less than $50,000), then IBC has the right to deduct the estimated costs of the remedial work from the aggregate total consideration to be paid to all of North Bancorp’s shareholders in the merger. If the estimated costs of any remedial environmental work are expected to exceed $500,000, both IBC and North Bancorp have the right to terminate the merger agreement.

        IBC will not issue fractional shares of IBC common stock in the merger. Instead, if you would otherwise be entitled to receive a fraction of a share of IBC common stock, you will receive an amount of cash determined by multiplying the amount of the fractional share by the average closing price.

Structure of the Merger

        North Bancorp will be merged with and into IBC with IBC being the surviving corporation in accordance with the merger agreement and the Michigan Business Corporation Act. The merger will be accounted for under the purchase method of accounting.

Background of the Merger

        First National Bank of Gaylord was formed in 1975 and formed North Bancorp as its holding company in 1990. North Bancorp’s Board of Directors has periodically reviewed North Bancorp’s strategic alternatives for enhancing profitability and maximizing shareholder value, giving consideration to the changes and ongoing consolidation of the financial services industry.

        Beginning in late 2002 and early 2003, First National Bank of Gaylord began experiencing financial difficulties due, in substantial part, to significant increases in loan losses, nonperforming loans, and loan loss reserve requirements. On July 10, 2003, the bank executed a supervisory agreement with its primary federal regulator, the OCC. Pursuant to such OCC Agreement, the bank was required to comply with various directives imposed by the OCC, including requirements as to capital levels, internal audit procedures, and the improvement of assets criticized by the OCC.

        Subsequent to the execution of such OCC Agreement, North Bancorp’s Board of Directors determined that it would need to obtain additional capital in order to meet the OCC’s requirements. Pursuant to a letter agreement dated September 8, 2003, North Bancorp engaged Donnelly Penman & Partners (which we refer to in this document as “DP&P”) to act as North Bancorp’s financial advisor and investment banker. Prior to such engagement, DP&P had periodically provided consulting and investment banking services to North Bancorp. North Bancorp’s Board of Directors was familiar with the experience and expertise of DP&P in advising companies on strategic alternatives, as well as responding to business combination proposals.

        DP&P prepared an evaluation report in order to analyze various alternatives with respect to North Bancorp’s financial condition, including an analysis of the feasibility and estimated costs associated with obtaining a loan by North Bancorp, making a private placement of North Bancorp’s common stock, and selling North Bancorp to a third party.  On September 26, 2003, DP&P presented its report to the Board of Directors of North Bancorp. Based on such evaluation report and discussions among North Bancorp’s Board of Directors, the Board determined to pursue a sale of North Bancorp.   The Board authorized DP&P to solicit potential acquirers for North Bancorp.  In early November, DP&P contacted 10 prospective parties with respect to signing a confidentiality agreement. DP&P received executed confidentiality agreements from 5 parties and distributed offering materials to them asking for non-binding indications of interest, and on December 5, 2003, received written non-binding indications of interest from all 5 parties. Each of the 5 parties was invited to and conducted on-site due diligence.

        On January 25, 2004, IBC’s Board met and reviewed information on North Bancorp and authorized its CEO and CFO to submit a formal proposal to North Bancorp and to negotiate and execute a definitive agreement to acquire North Bancorp.

        On February 6, 2004, the date that final bids were due, DP&P received several offers, one of which was from IBC. By letter dated February 11, 2004, IBC made an amended offer to DP&P for IBC’s acquisition of North Bancorp.

          At a February 12, 2004, North Bancorp Board meeting, DP&P presented IBC’s offer and the offer of one other third party to North Bancorp’s Board of Directors for consideration.  Other indefinite and clearly inferior offers were also reviewed. North Bancorp’s Board discussed the various offers and unanimously agreed to pursue a transaction with IBC, based on the fact that IBC’s offer represented the highest consideration payable to North Bancorp’s shareholders. The Board also considered the dividend payout and market capitalization of IBC and reviewed information on IBC’s performance.  The Board authorized William Kirsten, the President and CEO of North Bancorp, and DP&P to negotiate with IBC with respect to a merger agreement to acquire North Bancorp.

        Negotiations between North Bancorp and IBC ensued, and IBC’s legal counsel began preparing the merger agreement.  During February of 2004, the details of the merger were negotiated and finalized.  IBC’s Board of Directors met on March 19, 2004, and ratified the merger agreement and all incidental actions.

        On March 2, 2004, North Bancorp’s management, along with DP&P and legal counsel, presented to the North Bancorp Board of Directors the proposed form of merger agreement by and between IBC and North Bancorp pursuant to which North Bancorp would be merged with and into IBC.  Legal counsel reviewed the fiduciary duties of the Board of Directors when considering such proposals.  North Bancorp’s legal counsel then presented a detailed review and analysis of the proposed merger agreement.  At this meeting, DP&P provided the Board of Directors with a comprehensive analysis of the proposed merger.  DP&P gave the Board of Directors its oral opinion that, as of March 2, 2004, the consideration to be received pursuant to the terms of the proposed merger agreement was fair to North Bancorp and its shareholders from a financial point of view. North Bancorp’s Board of Directors then discussed the proposed merger and voted to approve and authorize the merger and the merger agreement and all incidental actions. DP&P later issued its written opinion as of March 4, 2004.

        The merger agreement was executed on March 4, 2004.  A joint press release regarding the merger was issued prior to the opening of the stock market on March 5, 2004.

        The decision of the Board of Directors of North Bancorp to authorize and approve the merger, the merger agreement, and the related agreements was the result of extensive discussion and lengthy deliberation. In reaching its decision, the Board of Directors of North Bancorp gave particular consideration to the following factors:

•	the financial value of IBC's proposal and the premium that value represents over the other offers for the acquisition of North Bancorp;

•	the dividend payout and market capitalization of IBC;

•	North Bancorp’s imminent need to raise capital in order to comply with the OCC’s directives in the OCC Agreement, and IBC’s ability to provide or its access to capital;

•	the conclusion of the Board of Directors, based upon its deliberations and discussions with DP&P, that there was no imminent source of capital in an amount necessary to assure North Bancorp’s survival and that would result in a transaction as favorable to the shareholders as the merger agreement;

•	the social and economic impact of IBC’s proposal on North Bancorp and its employees, customers, suppliers, and the communities in which North Bancorp and its subsidiaries operate; and

•	the perception of North Bancorp’s Board of Directors of the strategic and synergistic business opportunities for the combined IBC — North Bancorp organization to grow into an organization that provides greater value to its shareholders than the sum of the two previously separate corporations.

        Based on these considerations, the Board of Directors determined that IBC’s proposal would be in the best interests of North Bancorp and its shareholders. In the proposed merger, subject to certain possible adjustments described above, North Bancorp’s shareholders will receive shares of IBC common stock valued at $16.00 per share of North Bancorp common stock.

Merger Recommendation and Reasons for the Merger

North Bancorp

        The North Bancorp Board of Directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal, and market considerations impacting the decision to proceed with the merger. The terms of the merger, including the consideration to be paid to North Bancorp’s shareholders, are the result of arm’s-length negotiations between the representatives of North Bancorp and IBC. In deciding to proceed with the transaction, the Board of Directors considered a number of material factors with a view to maximizing shareholder value in the intermediate and long-term, including the following:

•	the viability of North Bancorp as an independent company given the possibility that if North Bancorp remained independent, regulatory authorities having jurisdiction over North Bancorp and First National Bank of Gaylord could seek a cease-and-desist order, receivership, or other remedy if First National Bank of Gaylord continued its failure to meet the requirements of such regulatory authorities with respect to its operations, financial condition, and capital requirements and that the imposition of any of these remedies could impair shareholder value;

•	the fact that the market value of the consideration to be received by North Bancorp’s shareholders in the merger represented a premium over other offers received and reviewed by North Bancorp’s Board of Directors;

•	the fact that North Bancorp shareholders would benefit from the increased liquidity and dividend payout of the shares of IBC common stock to be received;

•	the historical performance of IBC and its perceived future prospects;

•	the apparent competence, experience, community banking philosophy, and integrity of IBC's management; and

•	the opinion of DP&P that the financial terms of the merger are fair to North Bancorp shareholders from a financial point of view.

        The Board of Directors of North Bancorp also believes that, by becoming part of a larger organization with greater resources, North Bancorp will be able to better serve its customers and communities and provide a broader array of products and services that will be competitive with other financial service providers in Northern Michigan.

North Bancorp’s Board of Directors recommends that you
vote FOR the approval of the merger.

IBC

        IBC believes the proposed merger with North Bancorp will further enhance its position in the Northern Michigan banking market.

Opinion of North Bancorp’s Financial Advisor

        In September 2003, North Bancorp engaged DP&P to act as North Bancorp’s financial advisor. Prior to such engagement, DP&P had periodically provided consulting and investment banking services to North Bancorp. North Bancorp’s Board of Directors was familiar with the experience and expertise of DP&P in advising financial institutions on strategic alternatives, as well as responding to business combination proposals. DP&P is a regional investment banking and advisory firm of recognized standing. As a part of its investment banking and advisory business, DP&P is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements of debt and equity securities, and valuations for estate, corporate, and other purposes.

        On March 2, 2004, DP&P provided the Board of Directors with its oral opinion that the proposed consideration equivalent to $16.00 per share of North Bancorp common stock to be received by the North Bancorp shareholders, subject to downward adjustment due to a decline in the total shareholders’ equity of North Bancorp, is fair from a financial point of view, which was confirmed in DP&P’s written opinion dated as of March 4, 2004. For purposes of its analysis, DP&P assumed that no downward adjustment due to environmental matters would be made as provided for in the merger agreement.

        The written opinion of DP&P, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limits on the review undertaken by DP&P, is attached as Appendix B to this prospectus and proxy statement. Holders of North Bancorp common stock are urged to read the opinion in its entirety. DP&P’s opinion is directed only to the merger consideration described in the merger agreement and does not constitute a recommendation to any North Bancorp shareholder as to how such shareholder should vote at the North Bancorp special shareholder meeting. The summary, set forth in this prospectus and proxy statement, of the opinion of DP&P is qualified in its entirety by reference to the full text of its opinion attached to this document as Appendix B.

        In arriving at its opinion, DP&P reviewed and considered, among other things:

•	discussions with members of the management of each of North Bancorp and IBC concerning the historical and current business operations, financial condition and prospects of North Bancorp and IBC, respectively;

•	the merger agreement;

•	publicly-available information for North Bancorp and IBC, including each of the Annual Reports on Form 10-K (and, with respect to North Bancorp, Form 10-KSB) for the years ended December 31, 2001 and 2002;

•	earnings releases for both North Bancorp and IBC for the year ended December 31, 2003;

•	certain information, including financial forecasts, relating to earnings, assets, liabilities, and prospects of North Bancorp derived from discussions with North Bancorp senior management and deemed reasonable by North Bancorp senior management;

•	the financial condition of North Bancorp compared to the financial condition of certain comparable financial institutions;

•	the financial terms of the merger compared to the financial terms of selected other business combinations of comparable financial institutions;

•	various valuation analyses performed by DP&P including a discounted cash flow based on stand alone projections for North Bancorp;

•	the pro forma impact of the merger on North Bancorp shareholders; and

•	such other information, financial studies, analyses, and investigations and such other factors that DP&P deemed relevant for the purposes of its opinion.

        In conducting its review and arriving at its opinion, as contemplated under the terms of its engagement by North Bancorp, DP&P has, with the consent of North Bancorp senior management, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by North Bancorp or IBC and upon publicly-available information. DP&P does not assume any responsibility for the accuracy, completeness, or reasonableness of, or any obligation independently to verify, such information. DP&P has also relied upon the assurance of North Bancorp senior management that they are unaware of any facts that would make the information provided by North Bancorp incomplete or misleading in any respect. DP&P did not make or obtain any independent evaluations, valuations, or appraisals of the assets or liabilities of North Bancorp or IBC, nor was DP&P furnished with such materials. DP&P did not review any individual credit files of North Bancorp or IBC and assumed, without independent verification, that the aggregate allowances for credit losses for each of North Bancorp and IBC are adequate to cover any such losses, respectively. DP&P’s opinion is necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by DP&P on the date of the opinion. DP&P does not have any obligation to update its opinion, unless requested by North Bancorp in writing to do so, and DP&P expressly disclaims any responsibility to do so in the absence of any written request by North Bancorp.

        In connection with rendering its opinion, DP&P performed a variety of financial analyses, which are summarized below. DP&P believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying DP&P’s opinion. DP&P has arrived at its opinion based on the results of all the analyses it undertook, assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to North Bancorp, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the relevant financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned.

        The financial forecast information, derived from discussions with North Bancorp senior management and deemed reasonable by North Bancorp senior management, contained in or underlying DP&P’s analysis is not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. In that regard, DP&P assumed that the financial forecasts were reasonably prepared on a basis reflecting the best currently available judgment of North Bancorp senior management and that such forecasts will be realized in the amounts and at the times that they contemplate. The range of values resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by those analyses. Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. None of the analyses performed by DP&P was assigned a greater significance by DP&P than any other.

        In order to determine the fairness of the stock consideration to be received for each share of North Bancorp common stock, as outlined in the merger agreement, DP&P considered the viability of North Bancorp as an independent company. DP&P considered the possibility that if North Bancorp remained independent, regulatory authorities having jurisdiction over North Bancorp and First National Bank of Gaylord could seek a cease-and-desist order, receivership, or other remedy if the bank continued its failure to meet the requirements of such regulatory authorities with respect to its operations, financial condition, and capital requirements. DP&P recognized the possibility that shareholder value, as determined by the stock consideration to be received for each share of North Bancorp common stock, as outlined in the merger agreement, could be impaired if such regulatory authorities were to take any of the aforementioned actions. DP&P also considered the nominal value and the nature of the consideration of all other offers received by North Bancorp at the time the merger agreement was approved by the North Bancorp Board of Directors.

        The following is a brief summary of the analyses performed by DP&P in connection with its written opinion.

Summary Analysis of the Transaction

        DP&P noted that based on the proposed value of the stock consideration to be received for each share of North Bancorp common stock and IBC’s average closing stock price of $27.75 for the 20 consecutive full trading days prior to the announcement of the merger, the implied exchange ratio is approximately 0.58 shares of IBC stock for each share of North Bancorp. Pursuant to the merger agreement, the stock consideration to be received will not be adjusted to reflect changes in the market price of IBC’s common stock. However, the $16.00 per share value is subject to certain downward adjustments as defined in the merger agreement based upon the occurrence of certain events between the date of this prospectus and proxy statement and the completion of the merger. In rendering its fairness opinion, DP&P has assumed that no downward adjustments will be made to the stock consideration to be received for each share of North Bancorp common stock other than due to a possible decline in the total shareholders’ equity of North Bancorp as of the month end prior to the effective date of the merger.

        A $16.00 value for each share of North Bancorp common stock represents a multiple of 2.14 times North Bancorp’s book value ($7.48 per share) and a multiple of 2.84 times tangible book value ($5.64 per share) as of December 31, 2003. The total consideration of approximately $8.5 million represents 6.28% of North Bancorp’s total deposits, 4.94% of North Bancorp’s total assets and an excess of the purchase price over shareholders’ equity, or premium, equal to 8.03% of North Bancorp’s core deposits, represented by total deposits less certificates of deposit, as of December 31, 2003.

Analysis of Comparable Merger Transactions

        DP&P analyzed commercial bank acquisition transactions announced since January 1, 2000, for banks in the Midwest region (defined by SNL Financial as banks operating in the following states: Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota or Wisconsin) with a deal value less than $50 million and a target total equity to total assets ratio less than 7.0%. DP&P classified this group as the “Midwest Undercapitalized” comparable set. This analysis provided the following comparison points for a $16.00 value for each share of North Bancorp common stock compared to the multiples derived from the Midwest Undercapitalized group.

•	2.14 times North Bancorp’s reported book value per share, compared to a high multiple of 3.14 times, a low multiple of 1.00 times, a mean multiple of 1.78 times and a median multiple of 1.54 times;

•	2.84 times North Bancorp’s tangible book value per share, compared to a high multiple of 3.30 times, a low multiple of 1.00 times, a mean multiple of 1.82 times and a median multiple of 1.65 times;

•	4.94% of North Bancorp’s total assets, compared to a high multiple of 19.06%, a low multiple of 3.38%, a mean multiple of 9.74% and a median multiple of 9.51%;

•	6.28% of North Bancorp’s total deposits, compared to a high multiple of 26.58%, a low multiple of 3.50%, a mean multiple of 11.54% and a median multiple of 11.02%; and

•	A premium to North Bancorp’s core deposits of 8.03%, compared to a high multiple of 34.64%, a low multiple of 0.00%, a mean multiple of 6.87% and a median multiple of 5.13%.

        DP&P recognized that no transaction reviewed among the Midwest Undercapitalized comparable set was identical to the merger, particularly given the recent performance of North Bancorp and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

        DP&P also analyzed national bank and thrift acquisition transactions announced since January 1, 2000, with a deal value less than $50 million, a target total equity to total assets ratio less than 7.0% and a target nonperforming assets to total assets ratio greater than 3.0%. DP&P classified this group as the “National Low Performing” comparable set. This analysis provided the following comparison points for a $16.00 value for each share of North Bancorp common stock compared to the multiples derived from the National Low Performing group.

•	2.14 times North Bancorp’s reported book value per share, compared to a high multiple of 3.48 times, a low multiple of 0.32 times, a mean multiple of 1.45 times and a median multiple of 1.15 times;

•	2.84 times North Bancorp’s tangible book value per share, compared to a high multiple of 3.48 times, a low multiple of 0.32 times, a mean multiple of 1.45 times and a median multiple of 1.15 times;

•	4.94% of North Bancorp’s total assets, compared to a high multiple of 20.13%, a low multiple of 1.80%, a mean multiple of 7.57% and a median multiple of 6.75%;

•	6.28% of North Bancorp’s total deposits, compared to a high multiple of 21.49%, a low multiple of 2.23%, a mean multiple of 8.53% and a median multiple of 7.59%; and

•	A premium to North Bancorp’s core deposits of 8.03%, compared to a high multiple of 16.97%, a low multiple of a negative 6.07%, a mean multiple of 3.52% and a median multiple of 1.23%.

        DP&P recognized that no transaction reviewed among the National Low Performing comparable set was identical to the merger particularly given the recent performance of North Bancorp and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

        DP&P reviewed the one day premiums to market for both the Midwest Undercapitalized and National Low Performing comparable sets. Given the relatively limited number of public companies and or stock premium information contained within these comparable sets, DP&P did not rely on a comparison of the stock premium paid for North Bancorp to the premiums observed in the representative transactions for purposes of its opinion. DP&P also noted that the North Bancorp merger was announced simultaneously with the release of North Bancorp’s fourth quarter and 2003 full year results, including a significant loss, which renders a misleading one day premium analysis in that the stock of North Bancorp did not trade based on the release of such information and therefore the trading value of the stock was not known based on the release of such information.

Analysis of Selected Comparable Companies

        DP&P compared selected operating results of North Bancorp to a peer group that included the following 28 banks from Illinois, Indiana, Michigan and Ohio all under $300 million in total assets: Bank of Evansville, N.A.; Belmont Bancorp; Capital Directions, Incorporated; ChoiceOne Financial Services, Inc.; Clarkston Financial Corporation; Clover Leaf Financial Corp.; Combanc Inc.; Commercial Bancshares, Incorporated; Commercial National Financial Corporation; Community National Corporation; Community Shores Bank Corporation; County

Bank Corporation; Exchange Bancshares, Inc.; FC Banc Corp.; First Robinson Financial Corporation; First Shares Bancorp, Inc.; Heartland Bancshares, Inc.; ICNB Financial Corporation; Illini Corporation; Killbuck Bancshares, Inc.; Michigan Community Bancorp Limited; Michigan Heritage Bancorp, Inc.; Middlefield Banc Corp.; Ohio Legacy Corp; Ohio State Bancshares, Incorporated; St. Joseph Capital Corporation; Tri-State 1st Banc, Inc.; United Commerce Bank; and University Bancorp, Inc.

        This comparison showed, among other things, that for the year ended December 31, 2003:

•	North Bancorp's net interest margin was 3.59%, compared with the North Bancorp peer group mean of 3.84%;

•	North Bancorp's efficiency ratio was 93.14%, compared with the North Bancorp peer group mean of 72.83%;

•	North Bancorp’s ratio of nonperforming assets to total assets was 7.33%, compared with the North Bancorp peer group mean of 1.06%.

•	North Bancorp’s leverage ratio was 2.66%, compared to the North Bancorp peer group mean of 9.32%.

        No financial institution used in the above analyses as a comparison is identical to North Bancorp. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of North Bancorp and the financial institutions to which it was compared.

Discounted Cash Flow Analysis – Stand Alone

        In preparing its discounted cash flow analysis assuming North Bancorp remained independent, DP&P relied on the guidance of North Bancorp’s senior management in order to develop projections through the year ending December 31, 2008. Based on the capital adequacy provision of the OCC Agreement, DP&P assumed North Bancorp would have to raise capital sufficient to meet the minimum guidelines as established by the OCC. DP&P estimated, with guidance from the senior management of North Bancorp, a capital raise of 1,220,000 shares at $6.00 per share would be necessary, resulting in gross proceeds of approximately $7.3 million and net capital proceeds of approximately $6.7 million after accounting for an assumed brokerage commission of 6.0% and other offering expenses of $200,000. Within the context of the stand alone projections, this capital would be sufficient to satisfy the capital adequacy provision of the OCC requirement which mandates a minimum tier 1 capital to average assets, or leverage, ratio of 7.5%. The North Bancorp stand alone projections are predicated on the limitations of the OCC Agreement through the end of 2006.

        DP&P prepared a discounted dividend stream analysis of North Bancorp, which estimated the future after-tax cash flows that North Bancorp might produce over the period from March 5, 2004 through December 31, 2008, assuming North Bancorp continued to operate as an independent company. These estimates were derived from discussions with North Bancorp senior management and were deemed reasonable by North Bancorp senior management. The stand alone projections were based on the following assumptions:

•	The maintenance of North Bancorp's most recent annual net interest margin of 3.6% throughout the projection period;

•	A normalized level of non-interest income and non-interest expense throughout the projection period;

•	Total asset growth of 6.0% per year (the limitation imposed by the OCC Agreement) for the years 2004 through 2006 followed by a 10.0% growth per year for 2007 and 2008; and

•	No dividends for the years 2004 through 2006 and a 25.0% dividend payout ratio for the years 2007 and 2008.

        These dividend cash flows were then discounted to a present value using discount rates ranging from 12.0% to 20.0% viewed as appropriate for a company with North Bancorp’s particular risk characteristics. DP&P also estimated the terminal value for the North Bancorp common shares ranging from 1.80 times to 2.20 times North Bancorp’s estimated 2008 tangible book value. This range of multiples was chosen based on the multiples of price to tangible book value observed by DP&P in recent Midwest bank transactions. This discounted dividend analysis indicated an implied value range of $7.27 to $12.27 per North Bancorp common share.

        The analysis was constructed with the guidance of North Bancorp’s senior management with respect to the projections of future performance on a stand alone basis, which were based upon many factors and assumptions deemed reasonable by North Bancorp senior management. This analysis does not purport to be indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. DP&P included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates and that North Bancorp would remain as a going concern throughout the period.

Closing and Effective Time of the Merger

        IBC will select the time and place for the closing and anticipates that the closing will occur in July 2004. IBC must select a date for the closing on or before the 10th day of the calendar month that follows the month in which the latter of the following occurs: (i) the Federal Reserve Board approves the merger, and (ii) the special meeting of North Bancorp shareholders occurs. (The closing may be slightly delayed in certain circumstances, as described in “What North Bancorp Shareholders Will Receive in the Merger” on page 16 above.)

        IBC will select the time that the merger will be effective, provided that the effective time must be no later than the close of business on the last day of the month in which the closing of the merger occurs.

Regulatory Approvals

        Before IBC and North Bancorp may complete the merger, IBC must receive the approval of the Federal Reserve Board. In addition, if and when the Federal Reserve Board approves the merger, IBC and North Bancorp must wait an additional 30 days before completing the merger to allow the U.S. Department of Justice to take further action to delay or block the merger. (The Department of Justice may shorten this 30-day period in its discretion.) IBC filed its application for approval of the merger with the Federal Reserve Board on or about April 15, 2004. While IBC expects to receive Federal Reserve Board approval, no assurance can be made as to whether or when the approval will be given.

Distribution of IBC Common Stock

        At the effective time of the merger, North Bancorp’s shareholders will cease to own shares of North Bancorp. Subject to certain adjustments pursuant to the merger agreement, each share of North Bancorp common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive shares of IBC common stock valued at $16.00.

        At the effective time of the merger, IBC will deliver to its exchange agent the number of shares of IBC common stock issuable in the merger and the amount of cash required to pay former shareholders of North Bancorp common stock for their rights to fractional shares of IBC common stock. Within 15 business days after the effective time of the merger (if it is approved and completed), the exchange agent will send you and other former North Bancorp shareholders transmittal materials to be used to exchange the old North Bancorp stock certificates. The transmittal materials will contain instructions with respect to the surrender of old North Bancorp stock certificates. After the effective time of the merger, once the exchange agent receives your old North Bancorp stock certificates, the exchange agent will register the shares of IBC common stock issuable to you in the name and at the address appearing on North Bancorp’s stock records as of the time of the merger or such other name or address as you request in the transmittal materials and will send you a certified check for the cash payable in exchange for any fractional share of IBC common stock you were entitled to receive. The exchange agent will not be required to register the shares in that manner or send payments for fractional shares until it has received all of your old North

Bancorp stock certificates (or an affidavit of loss for such certificate or certificates and, if required by IBC or the exchange agent, an indemnity bond), together with properly executed transmittal materials. Such old North Bancorp stock certificates, transmittal materials, and affidavits must be in a form and condition reasonably acceptable to IBC and the exchange agent. The exchange agent will have discretion to determine reasonable rules and procedures relating to the exchange (or lack thereof) of old North Bancorp stock certificates and the payment of the merger consideration to you.

Exclusive Commitment to IBC

Board Recommendation

        The North Bancorp Board of Directors has approved the merger agreement and the merger and other transactions contemplated by the merger agreement. The North Bancorp Board of Directors believes that the merger agreement is in the best interests of North Bancorp and its shareholders and recommends that the North Bancorp shareholders vote FOR approval of the merger. See “Merger Recommendation and Reasons for the Merger” on page 19 above.

No Negotiations with Third Parties

        In addition to the commitment of the Board of Directors of North Bancorp to recommend the merger to its shareholders, North Bancorp has agreed that it will not directly or indirectly invite, initiate, solicit, or encourage any other party to make any proposal involving the sale of North Bancorp or First National Bank of Gaylord. Further, North Bancorp has agreed that it will not (i) negotiate with any other party regarding a possible sale of North Bancorp, except upon the receipt of an unsolicited offer from a third party as required by applicable law, or (ii) provide any nonpublic information about itself or any of North Bancorp’s subsidiaries to any party other than IBC, unless required by applicable law. North Bancorp must promptly notify IBC of all inquires and proposals that it receives relating to a proposed acquisition transaction and must keep IBC informed on the status and details of any such inquiry or proposal.

Payment after Certain Events

        If the shareholders of North Bancorp fail to approve the merger at the special shareholders meeting described in this prospectus and proxy statement, and such failure is due in whole or in part to the existence of any acquisition proposal which competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, then North Bancorp is required to promptly pay to IBC a fee of $250,000. The fee would be increased to $500,000 if an inquiry or proposal was solicited, directly or indirectly, by any officer, director, shareholder, or other representative of North Bancorp or if North Bancorp otherwise breaches other covenants in the merger agreement related to its commitment to deal exclusively with IBC.

Conduct of North Bancorp Pending the Completion of the Merger

        In the merger agreement, North Bancorp made certain covenants to IBC. These covenants, which remain in effect until the merger is completed or until the merger agreement has been terminated, are summarized below.

Ordinary Course of Business

        North Bancorp has agreed to conduct its business, and manage its property only in the usual, regular, and ordinary course in substantially the same manner as before the merger agreement was signed. In particular, North Bancorp has agreed, among other things, to:

•	preserve its business organization and that of each of its subsidiaries;

•	retain the services of its employees (except as set forth in the merger agreement);

•	preserve the goodwill of customers and others with whom business relationships exist;

•	refrain from declaring, setting aside, making, or paying any dividend or other distribution;

•	refrain from issuing any shares of capital stock, issuing any rights, redeeming shares of stock, or making any changes to capitalization;

•	make no change in its Articles of Incorporation, Bylaws, or capital stock except as effected by the merger agreement;

•	take no action to increase the salary, severance or other compensation payable to, or fringe benefits of, or pay any bonus to, any officer, director, or employee as a class or group (except as set forth in the merger agreement);

•	take no action to enter into, extend, or renew any employment or consulting agreement;

•	take no action to enter into or modify any employee benefit plans relating to any director, officer, or employee, except as in the ordinary course of business and in accordance with past practices;

•	except with prior consultation with IBC, refrain from originating any consumer loan in excess of $150,000, excluding loans purchased by Freddie Mac, or any commercial loan in excess of $250,000;

•	refrain from entering into any contract or arrangement with a labor union or any contract or arrangement not made in the ordinary course of business;

•	take no action to borrow money except in the ordinary course of business;

•	take no action to change its method of accounting in effect for the year ended December 31, 2002;

•	make no capital expenditures in excess of $10,000 or $25,000 in the aggregate, except in the ordinary course of business in connection with the merger agreement, pursuant to binding commitments, or necessary to maintain existing assets in good repair;

•	refrain from entering into any lease or lease renewal of real or personal property providing for annual payments exceeding $5,000;

•	take no action with respect to any branch location;

•	refrain from purchasing any security or material investment, other than in connection with foreclosures or other repossessions, except for U.S. Treasury or Government agency securities with maturities of three years of less, or commercial paper, agreements to repurchase or federal funds with maturities of ninety days or less;

•	take no action to grant any preferential rights to purchase any assets or requiring the consent of any other party to transfer and assign such assets or rights;

•	refrain from materially changing or modifying any lending or investment policies;

•	refrain from entering into any futures, option, interest, or other hedging contract, except as necessitated by changes in interest rates and in accordance with safe and sound banking practices;

•	take no action that would cause any of the representations and warranties contained in the merger agreement to be false or would fail to cause any conditions precedent to be satisfied;

•	refrain from taking any action that would be impede or delay the merger or the ability of any party to perform under the merger agreement;

•	take no action to materially increase or decrease the interest rate on time deposits or certificates of deposit (except as permitted by the merger agreement); and

•	notify IBC in writing of any matter or event that would have a material adverse effect on North Bancorp.

Environmental Investigation

        North Bancorp has agreed to permit IBC to conduct a phase one environmental assessment of each parcel of real property currently owned or leased by North Bancorp or any of its affiliates, excluding space leased by North Bancorp or any of its subsidiaries in office or retail establishments for automatic teller machine or branch facilities, or other office leases where the space leased is less than 20% of the total space leased to all tenants. IBC may order a phase two environmental assessment if reasonably required by the phase one results.

        If the reports resulting from such investigations state that remedial work will need to be performed to such real estate that in the aggregate will cost more than $100,000 but less than $500,000 (or if the environmental expert making the report is unable to estimate, with any reasonable degree of certainty, that such costs will be less than $50,000), then IBC has the right to deduct the estimated costs of the remedial work from the aggregate total consideration that would otherwise be paid to all of North Bancorp’s shareholders in the merger. If the estimated costs of any remedial environmental work are expected to exceed $500,000, both IBC and North Bancorp have the right to terminate the merger agreement.

Insurance and Indemnification

        For a period of five years after the merger is effective, IBC has agreed to honor any and all rights to indemnification existing, at the time of the merger, in favor of the present and former directors and officers of North Bancorp and its subsidiaries under their articles of incorporation or existing bylaws. These enforceable contractual rights will remain in effect following the merger with respect to acts or omissions occurring before the merger with the same force and effect as before the merger.

        In addition, IBC has agreed to cooperate with North Bancorp to cause the officers and directors of North Bancorp immediately prior to the merger to be covered immediately following the merger by the directors’ and officers’ liability insurance policy maintained by North Bancorp with respect to acts or omissions occurring before the merger that were committed by such officers and directors in their capacities as such. IBC may substitute for North Bancorp’s current coverage new coverage under policies offering comparable coverage and amounts to IBC’s policies for its own officers and directors.

Conditions to Closing the Merger

Mutual Conditions to Close

        The obligations of each of IBC and North Bancorp to complete the merger are subject to the fulfillment of certain conditions, including the following:

•	the shareholders of North Bancorp must have approved the merger;

•	each governmental agency having jurisdiction over the merger must have approved or consented to the merger;

•	all requisite third parties must have given the appropriate approval, consent, or waiver;

•	IBC and North Bancorp must not be subject to any order, decree, or injunction by any court or governmental authority that enjoins or prohibits the completion of the merger;

•	there must be no pending or threatened proceedings before governmental authorities that attempt to prohibit, restrict, or make the merger illegal; and

•	the registration statement of which this prospectus and proxy statement is a part must have been declared effective by the SEC and must not be subject to a stop order or threatened stop order.

IBC’s Conditions to Close

        In addition to the mutual conditions to close described above, IBC’s obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:

•	the representations and warranties made by North Bancorp and First National Bank of Gaylord in the merger agreement must be true and correct as of the closing date or to a specifically related earlier date;

•	North Bancorp and First National Bank of Gaylord must have performed in all material respects all of the agreements, conditions, and covenants made in the merger agreement to be completed at or before the closing;

•	North Bancorp and First National Bank of Gaylord must provide an accounting of all expenses incurred by each of them in connection with the merger;

•	IBC must have received an opinion from Bodman, Longley & Dahling, LLP (legal counsel for North Bancorp) to the effect that North Bancorp is in good standing, First National Bank of Gaylord is in good standing, the merger has been approved by the Boards of North Bancorp and the bank, the merger agreement is binding on each of them, and that upon filing of the certificate of merger, the merger will become effective;

•	any information received by IBC making the representations and warranties from North Bancorp and First National Bank of Gaylord true and correct must not have a material adverse impact on North Bancorp;

•	North Bancorp must have terminated its Director Health Care Plan and provided IBC with signed releases from each plan participant;

•	North Bancorp's stock and options must not exceed 532,896 shares at the closing date of the merger;

•	no condition, event, circumstance, fact, or occurrence may occur that reasonably may be expected to have a material adverse effect on North Bancorp; and

•	IBC must have received agreements from certain of North Bancorp’s officers releasing both North Bancorp and IBC and their respective affiliates from payment of any additional compensation.

North Bancorp’s Conditions to Close

        In addition to the mutual conditions to close described above, North Bancorp’s obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:

•	the representations and warranties made by IBC in the merger agreement must be true and correct as of the closing date or to a specifically related earlier date;

•	IBC must have performed in all material respects all of the agreements, conditions, and covenants made in the merger agreement to be completed at or before the closing;

•	North Bancorp must have received an opinion from Varnum, Riddering, Schmidt & Howlett LLP (legal counsel for IBC) to the effect that IBC is in good standing; the merger agreement has been duly executed by IBC and is binding on IBC; the shares of IBC common stock to be issued to North Bancorp’s shareholders in the merger will be duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights; the merger will be treated as a reorganization under the Internal Revenue Code; and that upon filing of the certificate of merger, the merger will become effective;

•	any information received by North Bancorp making the representations and warranties from IBC true and correct must not have a material adverse impact on IBC;

•	no condition, event, circumstance, fact, or occurrence may occur that reasonably may be expected to have a material adverse effect on IBC; and

•	North Bancorp must have received an opinion from DP&P to the effect that the merger is fair from a financial standpoint.

Termination

        Prior to the merger, the merger agreement may be terminated by IBC and North Bancorp by mutual consent or may be terminated by either of them if the merger has not been completed on or before September 30, 2004.

IBC’s Right to Terminate

        In addition, IBC may terminate the merger agreement and abandon the merger on its own action upon the occurrence of additional events specified in the merger agreement including, among others, the following:

•	North Bancorp or First National Bank of Gaylord, prior to closing, breaches any covenant, undertaking, representation, or warranty in the merger agreement, and such breach remains uncured for more than 30 days after written notice from IBC;

•	the denial or withdrawal of the application for regulatory approval at the request or recommendation of a governmental entity, unless a petition for rehearing or an amended application is filed within 25 days after such denial or withdrawal;

•	the issuance of a final non-appealable order prohibiting the completion of the merger by a governmental entity with competent jurisdiction;

•	the failure of North Bancorp’s shareholders to approve the merger by the requisite vote of approval at the special shareholders meeting described in this prospectus and proxy statement; or

•	certain environmental risks exist for which the cost of remediation exceeds $500,000.

North Bancorp’s Right to Terminate

        In addition, North Bancorp may terminate the merger agreement and abandon the merger on its own action upon the occurrence of additional events specified in the merger agreement including, among others, the following:

•	IBC, prior to closing, breaches any covenant, undertaking, representation, or warranty in the merger agreement, and such breach remains uncured for more than 30 days after written notice from North Bancorp;

•	the denial or withdrawal of the application for regulatory approval at the request or recommendation of a governmental entity, unless a petition for rehearing or an amended application is filed within 25 days after such denial or withdrawal;

•	the issuance of a final non-appealable order prohibiting the completion of the merger by a governmental entity with competent jurisdiction;

•	the failure of North Bancorp’s shareholders to approve the merger by the requisite vote of approval at the special shareholders meeting described in this prospectus and proxy statement; or

•	certain environmental risks exist for which the cost of remediation exceeds $500,000.

Effect of Termination

        If either IBC or North Bancorp terminates the merger agreement as a result of a breach by the other party, the non-breaching party is entitled to reimbursement of all reasonable costs and expenses incurred in connection with the consummation of the merger in an amount not to exceed $200,000. Certain provisions of the merger agreement, including provisions regarding confidentiality, will survive termination of the merger agreement. In addition, neither company will be released from liability to the other for any liabilities or damages arising out of its breach of any provision of the merger agreement.

        In addition to the transaction costs described above, if the shareholders of North Bancorp fail to approve the merger at the special shareholders meeting described in this prospectus and proxy statement, and such failure is due in whole or in part to the existence of any acquisition proposal which competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, then North Bancorp is required to promptly pay to IBC a fee of $250,000. The fee shall be increased to $500,000 if an inquiry or proposal was solicited, directly or indirectly, by any officer, director, shareholder, or other representative of North Bancorp or if North Bancorp otherwise breaches other covenants in the merger agreement related to its commitment to deal exclusively with IBC.

Description of IBC Common Stock

        IBC’s authorized capital stock consists of 30 million shares of common stock, $1.00 par value per share, and 200,000 shares of preferred stock, no par value per share. As of March 31, 2004, IBC had 19,691,374 shares of IBC common stock outstanding and no shares of IBC preferred stock outstanding. IBC expects to issue not more than 500,000 shares of IBC common stock in the merger.

        Holders of IBC common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by IBC’s Board of Directors. Each holder of IBC common stock is entitled to one vote for each share held on each matter submitted for shareholder action. IBC common stock has no preemptive rights, cumulative voting rights, conversion rights, or redemption provisions.

        In the case of any liquidation, dissolution, or winding up of the affairs of IBC, holders of IBC common stock would be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them.

        All outstanding shares of IBC common stock are, and shares to be issued pursuant to the merger will be, when issued, fully paid, and non-assessable.

        See “Comparison of Rights of IBC and North Bancorp Shareholders” below for more information relevant to the ownership of IBC common stock.

Comparison of Rights of IBC and North Bancorp Shareholders

        If the merger is completed, holders of North Bancorp common stock will become holders of IBC common stock. Holders of IBC common stock will continue to be holders of IBC common stock after the merger.

        Because both North Bancorp and IBC are incorporated under Michigan law, their respective shareholders’ rights are governed by the Michigan Business Corporation Act. As a North Bancorp shareholder, your rights are currently governed by North Bancorp’s Articles of Incorporation and Bylaws and the Michigan Business Corporation Act. However, after the merger (if approved and completed), your rights will be governed by IBC’s Restated Articles of Incorporation and Amended and Restated Bylaws and the Michigan Business Corporation Act. The following discussion compares North Bancorp’s Articles of Incorporation and Bylaws to IBC’s Restated Articles of Incorporation and Amended and Restated Bylaws.

        The following comparison is not intended to be complete and is qualified in its entirety by reference to IBC’s Restated Articles of Incorporation and Amended and Restated Bylaws and North Bancorp’s Articles of Incorporation and Bylaws. Copies of these documents are available upon request. See “Where You Can Find More Information” on page 52 below.

Anti-Takeover Provisions — In General

        North Bancorp’s Articles of Incorporation, as amended, contain provisions that could prevent or delay the acquisition of North Bancorp by means of a tender offer, proxy contest, or otherwise. These provisions could also limit shareholders’ participation in certain types of business combinations or other transactions that might be proposed in the future, regardless of whether those transactions were favored by a majority of shareholders, and could enhance the ability of officers and directors to retain their positions.

        IBC’s Restated Articles of Incorporation, as amended, contain similar types of provisions. Material differences in the companies’ organizational documents with respect to such anti-takeover provisions are discussed below under separate sections, such as “Size and Classification of the Board of Directors” and “Removal of Directors.”

Authorized Capital

        The total authorized shares of capital stock of IBC consist of 30 million shares of common stock, $1.00 par value per share, and 200,000 shares of preferred stock. As of March 31, 2004, there were 19,691,374 shares of IBC common stock outstanding. IBC has not issued any shares of preferred stock. IBC’s Restated Articles of Incorporation, as amended, authorize IBC’s Board of Directors to issue preferred stock from time to time and to fix the rights, preferences, and limitations of each series of preferred stock. This includes the designation of the series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on the payment of dividends or other distributions on other classes of stock and any other rights, preferences or limitations.

        The issuance of shares of IBC preferred stock could adversely affect the rights of the holders of IBC common stock and adversely affect the availability of earnings for distribution to the holders of IBC common stock.

        The total authorized capital stock of North Bancorp consists of 3 million shares of common stock, $1.00 par value per share. As of March 31, 2004, there were 532,896 shares of North Bancorp common stock outstanding. No share of North Bancorp common stock is entitled to any preferences and all shares are equal. North Bancorp’s Articles of Incorporation, as amended, do not authorize any other shares or classes of capital stock.

Size and Classification of the Board of Directors

        Under IBC’s Restated Articles of Incorporation, as amended, IBC’s Board of Directors is divided into three classes, as nearly equal in number as possible. The term of office of one class of directors expires each year. The number of directors is determined from time to time by resolution adopted by the affirmative vote of at least 75% of the directors of IBC and a majority of the “continuing directors,” as defined in IBC’s Restated Articles of Incorporation. Currently, IBC’s Board of Directors is composed of six members. Because of the classification of IBC’s Board of Directors, it would normally take at least two annual meetings of shareholders to change a majority of the members of IBC’s Board of Directors.

        Under North Bancorp’s Articles of Incorporation, as amended, North Bancorp’s Board of Directors is divided into three classes, as nearly equal in number as possible. The term of office of one class of directors expires each year. North Bancorp’s Amended and Restated Bylaws provide that the number of directors is determined from time to time by resolution of the corporation, provided that there shall be at least five and no more than fifteen directors. Currently, North Bancorp’s Board of Directors is composed of seven directors. Because of the classification of North Bancorp’s Board of Directors, it would take at least two annual meetings of shareholders to change a majority of the members of North Bancorp’s Board of Directors. North Bancorp’s directors are elected by a plurality of the votes cast at an election.

Limitation of Personal Liability of Directors

        Both IBC’s Restated Articles of Incorporation and North Bancorp’s Articles of Incorporation, as modified by the Michigan Business Corporation Act, provide that a director will not be personally liable to the corporation for money damages for breach of the director’s fiduciary duty. However, a director’s liability cannot be limited for: (1) the amount of any financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) an illegal dividend, distribution or loan to an officer, director or employee of the corporation that is contrary to the Michigan Business Corporation Act; or (4) an intentional criminal act.

Removal of Directors

        Under IBC’s Restated Articles of Incorporation, any one or more directors may be removed from office at any time, with or without cause, but only by either (1) the affirmative vote of a majority of the continuing directors and at least 75% of the Board of Directors or (2) the affirmative vote, at a meeting of the shareholders called for that purpose, of the holders of at least 75% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class.

        Under North Bancorp’s Amended and Restated Bylaws, any one or more directors may be removed from office at any time, with or without cause, by a majority in interest of the shareholders.

Shareholder Nominations of Directors

        Under IBC’s Restated Articles of Incorporation, nominations for the election of directors may be made by the Board of Directors or by a shareholder entitled to vote in the election of directors. A shareholder entitled to vote in the election of directors, however, may make such a nomination only if written notice of such shareholder’s intent to do so has been given, either by personal delivery or by United States mail, postage prepaid, and received by IBC (a) with respect to an election to be held at an annual meeting of shareholders, not later than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting (or, if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after the date IBC mails or otherwise gives notice of the date of such meeting), and (b) with respect to an election to be held at a special meeting of shareholders called for that purpose, not later than the close of business on the 10th day following the date on which notice of the special meeting was first mailed to the shareholders by IBC.

        An IBC shareholder’s notice of intent to make a nomination shall set forth: (1) the name(s) and address(es) of the shareholder who intends to make the nomination and of the person or persons to be nominated; (2) a representation that the shareholder (a) is a holder of record of stock of IBC entitled to vote at such meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (3) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; (4) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated under Section 14 of the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors; and (5) the consent of each nominee to serve as a director of IBC if so elected.

        Neither North Bancorp’s Articles of Incorporation nor its Amended and Restated Bylaws contain provisions specifically dealing with director nominations.

Shareholder Proposals

        Under IBC’s Amended and Restated Bylaws, a shareholder who wishes to present a proposal for action at a shareholders’ meeting must follow certain procedures. In order to present the proposal, the shareholder must give timely notice of the matter in writing to IBC. For annual meetings, to be timely, the notice must be delivered to or mailed to and received by IBC not less than 30 days prior to the scheduled meeting, provided that if given less than 40 days prior to the meeting, IBC must receive the notice within 10 days following the notice of the meeting sent by IBC to the shareholders.

        The notice by the IBC shareholder must include the following information:  (1) the shareholder’s name and record address; (2) a representation that the shareholder (a) is a holder of record of IBC stock entitled to vote at such meeting, (b) will continue to hold such stock until the date of such meeting, and (c) intends to appear in person or by proxy at the meeting to submit the proposal to shareholder vote; (3) a brief description of the matter to be acted on; and (4) any financial or other interest that the shareholder has in the proposal.

        Neither North Bancorp’s Articles of Incorporation nor its Amended and Restated Bylaws contain provisions specifically dealing with shareholder proposals.

State Anti-Takeover Laws

        Fair Price Act. Certain provisions of the Michigan Business Corporation Act establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (referred to as the “Fair Price Act”). The Fair Price Act applies to both IBC and North Bancorp. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a “business combination.” The Fair Price Act defines a “business combination” to include nearly any merger, consolidation, share exchange, sale of assets, stock issuance, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates” of an interested shareholder. An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

        The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (1) the purchase price to be paid for the shares of common stock in the business combination must be at least equal to the highest of either (a) the market value of the shares on the date that the business combination was announced or on the date that the interested shareholder first became an interested shareholder, whichever is higher, or (b) the highest per share price paid by an interested shareholder within the two-year period preceding the announcement of the business combination or in the transaction in which the shareholder first became an interested shareholder, whichever is higher; (2) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (3) at least five years have passed between the date the interested shareholder first became an interested shareholder and the date the business combination is completed. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution before the time that the interested shareholder first became an interested shareholder.

        Control Share Act. Certain portions of the Michigan Business Corporation Act also regulate the acquisition of “control shares” of widely held Michigan corporations (referred to as the “Control Share Act”). The Control Share Act applies to IBC and North Bancorp and their shareholders. The Control Share Act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power in the election of directors of the corporation at or above any of the following thresholds: 20%, 33%, and 50%. Under the Control Share Act, an acquiror may not vote “control shares” that were acquired in a control share acquisition unless the corporation’s disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters’ rights upon all of a corporation’s shareholders except the acquiring person.

Amendments to Articles of Incorporation and Bylaws

        Under the Michigan Business Corporation Act, a corporation’s articles of incorporation may be amended by the affirmative vote of the majority of the outstanding shares entitled to vote. In addition, an amendment to a corporation’s articles of incorporation may require the approval of the majority of the outstanding shares of a class or series of stock if the amendment would (1) increase or decrease the authorized number of shares of that class or series or (2) alter or change the powers, preferences, or special rights of that class or series so as to affect them directly. However, a corporation’s articles of incorporation may specify that an amendment to one or more provisions of the articles must be approved by higher percentages. Neither IBC’s Restated Articles of Incorporation, nor North Bancorp’s Articles of Incorporation, contain specific provisions dealing with amendments to the Articles of Incorporation.

        Under the Michigan Business Corporation Act, a corporation’s bylaws may be amended by either the board of directors or the shareholders, unless the corporation’s articles of incorporation or bylaws provide that only the shareholders may amend the bylaws or any particular bylaw. IBC’s Amended and Restated Bylaws provide that they may be amended either by the shareholders or the Board of Directors. North Bancorp’s Amended and Restated Bylaws provide that they may be amended by a majority of the Board of Directors.

Indemnification Provisions

        Under the Michigan Business Corporation Act, a corporation is permitted to, and in some circumstances must, indemnify its officers, directors, employees, and agents, as well as persons who were serving in similar positions with another entity at the corporation’s request, in a variety of situations.

        The indemnification provisions in both IBC’s and North Bancorp’s charter documents are somewhat more limited. Generally, IBC’s Restated Articles of Incorporation provides that directors and executive officers of the corporation will be indemnified to the fullest extent permitted by the Michigan Business Corporation Act. Persons who are not directors or executive officers of IBC may be similarly indemnified, but only if the indemnification is approved by the Board of Directors. North Bancorp’s Bylaws provide that indemnification for a director, executive officer, or other party shall only be authorized by a court order, a majority of directors who are not parties or threatened to be made parties to the action, by independent legal counsel, or by a majority of the shareholders, excluding the vote of shares held by directors who are parties or threatened to be made parties to the action.

Shareholder Action by Written Consent

        Under the Michigan Business Corporation Act, the shareholders of a corporation may take an action either at a meeting or without a meeting if all of the shareholders sign a written consent authorizing the action. However, unanimous approval by written consent is not required if the corporation’s articles of incorporation allow the shareholders holding a majority of the voting power (or such higher level as may be required) to take action by written consent. In that case, certain other conditions must be met, such as providing notice of the action to all shareholders who did not sign the consent.

        Neither IBC’s Restated Articles of Incorporation nor North Bancorp’s Articles of Incorporation allow a majority of shareholders to take action without a meeting.

Public Markets for IBC’s and North Bancorp’s Shares

        IBC’s common stock is listed on the Nasdaq National Market System. Although North Bancorp’s common stock is quoted on the OTC Bulletin Board, there are only limited or sporadic quotations.

Restrictions on North Bancorp Affiliates

        All shares of IBC common stock received by North Bancorp shareholders in the merger will be freely transferable, except that shares of IBC common stock received by persons who are deemed to be “affiliates” (as such term is defined under the Securities Act of 1933) of North Bancorp before the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under such Securities Act. Persons who may be deemed to be affiliates of North Bancorp generally include individuals or entities that control, are controlled by, or are under common control with, North Bancorp and may include certain officers, directors, and principal shareholders of North Bancorp.

        This prospectus and proxy statement covers IBC common stock to be issued in connection with the merger. It does not cover any resales of IBC common stock to be received by affiliates upon completion of the merger, and no person is authorized to make any use of this prospectus and proxy statement in connection with any such resale.

Material Federal Income Tax Consequences

        The following discussion addresses the material United States federal income tax consequences of the merger to holders of North Bancorp common stock. This discussion applies only to North Bancorp shareholders who hold their North Bancorp common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of his or her personal circumstances or to shareholders subject to special treatment under the United States federal income tax laws, including: banks or trusts; tax-exempt organizations; insurance companies; regulated investment companies or mutual funds; dealers in securities or foreign currency; traders in securities who elect to apply a mark-to-market method of accounting; pass-through entities and investors in such entities; foreign persons; and shareholders who hold North Bancorp common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated instrument; and shareholders of North Bancorp common stock who acquired their shares of North Bancorp common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

        This discussion is based on the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions, all as currently applicable, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Tax considerations under state, local, and foreign laws are not addressed in this discussion. Tax consequences to you may vary depending upon your particular circumstances. Therefore, you should consult your tax advisor to determine the particular tax consequences of the merger to you, including those relating to state and/or local taxes.

        It is a condition to the obligation of North Bancorp to complete the merger that it receive from Varnum, Riddering, Schmidt & Howlett LLP, legal counsel for IBC, an opinion regarding material federal income tax consequences of the merger. IBC and North Bancorp believe, based on this opinion, that the merger will have the following federal income tax consequences:

•	the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and IBC and North Bancorp will each be a “party to a reorganization” within the meaning of Section 368(b);

•	the basis of North Bancorp’s assets in the hands of IBC will be the same as the basis of those assets in the hands of North Bancorp immediately before the reorganization;

•	no gain or loss will be recognized by IBC on the receipt by IBC of the assets of North Bancorp in exchange for IBC common stock and the assumption by IBC of the liabilities of North Bancorp; and

•	the holding period of the assets of North Bancorp in the hands of IBC will include the holding period during which such assets were held by North Bancorp.

        The tax opinion assumes the absence of changes in existing facts and relies on assumptions, representations, and covenants, including those contained in certificates of officers of IBC and North Bancorp. The tax opinion neither binds nor precludes the Internal Revenue Service from adopting a contrary position. An opinion of counsel sets forth such counsel’s legal judgment and has no binding effect or official status of any kind and no assurance can be given that contrary positions will not be successfully asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local, or foreign income or other tax consequences of the merger to you.

Exchange for IBC Common Stock (and Cash in Lieu of Fractional Shares)

        A North Bancorp shareholder who receives solely IBC common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for his or her North Bancorp common stock will not recognize any gain or loss. The tax basis of the IBC common stock received in the merger will be equal (except for the basis attributable to any fractional shares of IBC common stock, as discussed below) to the tax basis of the shares of North Bancorp common stock surrendered in the merger in exchange for IBC common stock. The holding period for shares of IBC common stock received by a North Bancorp shareholder will include such shareholder’s holding period for the North Bancorp common stock surrendered in exchange for the IBC common stock, provided that such shares of North Bancorp common stock were held as capital assets of the shareholder at the effective time of the merger.

        A North Bancorp shareholder who holds North Bancorp common stock as a capital asset and who receives in the merger, in exchange for such stock, cash in lieu of a fractional share in IBC common stock, will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed below.

        In certain circumstances, a North Bancorp shareholder may receive ordinary income, rather than capital gain treatment on all or a portion of the gain recognized in the merger if receipt of the cash in lieu of a fractional share of IBC common stock “has the effect of the distribution of a dividend under the principles of Section 302 of the Internal Revenue Code.” The determination of whether a cash payment has such effect is based on a comparison of the North Bancorp shareholder’s proportionate interest in IBC after the merger with the proportionate interest the North Bancorp shareholder would have had if the shareholder had received solely IBC common stock in the merger. For purposes of this comparison, the North Bancorp shareholder may constructively own shares of IBC held by certain members of the North Bancorp shareholder’s family or certain entities in which the North Bancorp shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the North Bancorp shareholder’s shares of IBC common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of North Bancorp at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the North Bancorp shareholder’s common stock was held as a capital asset at the time of the merger. Capital gain or loss recognized by a North Bancorp shareholder in the merger will be long-term capital gain or loss if the holding period of the shares of North Bancorp common stock exceeds one year at the completion of the merger. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. If a North Bancorp shareholder has to recognize ordinary income, such income for individuals is currently taxed at the maximum rate of 35%. The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each North Bancorp shareholder. You are urged to consult your own tax advisor regarding the tax treatment of any cash you receive in the merger.

        Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent is required to withhold, and will withhold, 28% of any cash payments to which you are entitled pursuant to the merger, unless you provide the appropriate form. You should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. This completed form provides the information, including your taxpayer identification number, and certification necessary to avoid backup withholding.

        The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular North Bancorp shareholder in light of such shareholder’s particular circumstances. You should consult your own tax advisor as to the particular tax consequences to you of the merger, including the application of state, local, and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

No Dissenters’ Rights

        North Bancorp shareholders are not entitled to exercise dissenters’ rights as a result of approval of the merger, and you are not entitled to demand payment for your shares under the Michigan Business Corporation Act.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined balance sheets and income statements as of and for the year ended December 31, 2003, and as of and for the three months ended March 31, 2004, give effect to the merger. This pro forma financial information is based on the historical consolidated financial statements of IBC and North Bancorp and their subsidiaries under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined financial statements. The December 31, 2003 unaudited pro forma condensed combined balance sheet assumes the merger was consummated on December 31, 2003, and the March 31, 2004, unaudited pro forma condensed combined balance sheet assumes the merger was consummated on March 31, 2004. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger occurred at the beginning of each period covered by such statements of income. Pro forma per share amounts are based on total merger consideration of $16.00 per share of North Bancorp common stock. The actual amount of total merger consideration is subject to some possible adjustments, as set forth in the merger agreement and as described above. The unaudited pro forma condensed combined financial statements reflect the restructuring and other merger related expenses disclosed in the notes to such statements, but do not reflect anticipated cost savings. As a result, the pro forma combined financial condition and results of operations of IBC as of and after the effective time of the merger may not be indicative of the results that actually would have occurred if the merger had been in effect during the periods presented or of the results that may be attained in the future.

        This pro forma financial information should be read in conjunction with the historical consolidated financial statements of IBC and North Bancorp, including the respective notes to those financial statements, that are included or incorporated by reference in this prospectus and proxy statement, and in conjunction with the pro forma financial data, appearing elsewhere in this prospectus and proxy statement. See “Where You Can Find More Information” on page 52.

Independent Bank Corporation
Unaudited Pro Forma Condensed Combined Statement of Financial Condition (A)
December 31, 2003
(in thousands)

			Pro Forma
	Independent Bank Corporation	North Bancorp	Adjustments			Combined
ASSETS
Cash and due from banks	$61,741	$5,379	$			$67,120
Federal funds sold		13,175		(13,175)	(B)	-

Total cash and cash equivalents	61,741	18,554		(13,175)		67,120
Interest-bearing deposits		495				495
Securities available for sale	453,996	30,350		(750)	(I)	483,596
Securities held to maturity		760		7	(C)	767
Federal Home Loan Bank stock, at cost	13,895	2,606				16,501
Loans held for sale	32,642	135				32,777
Loans
Commercial and agricultural	603,558	42,358		1,600	(C)	647,516
Real estate mortgage	681,602	53,219				734,821
Installment	234,562	22,863				257,425
Finance receivables	147,671					147,671

Total Loans	1,667,393	118,440		1,600		1,787,433
Allowance for loan losses	(17,728)	(6,582)				(24,310)

Net Loans	1,649,665	111,858		1,600		1,763,123
Property and equipment, net	43,979	2,399				46,378
Bank owned life insurance	36,850					36,850
Goodwill	16,696			(1,148)	(C)	16,716
				1,003	(D)
				4,539	(G)
				(2,375)	(E)
				(1,999)	(F)
Other intangibles	7,523			2,375	(E)	9,898
Accrued income and other assets	41,570	5,400		(618)	(C)	48,719
				368	(D)
				1,999	(F)

Total Assets	$2,358,557	$172,557		$(8,174)		$2,522,940

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest bearing	$192,733	$16,894	$			$209,627
Savings and NOW	700,541	39,625				740,166
Time	809,532	79,228		79	(C)	888,839

Total Deposits	1,702,806	135,747		79		1,838,632
Federal funds purchased	53,885			(13,175)	(B)	40,710
Other borrowings	331,819	26,286		(238)	(C)	357,867
Guaranteed preferred beneficial interests in
Company's subordinated debentures	50,600	5,000		(750)	(I)	54,850
Financed premiums payable	26,340					26,340
Accrued expenses and other liabilities	30,891	1,537		1,371	(D)	33,799

Total Liabilities	2,196,341	168,570		(12,713)		2,352,198

Commitments and contingent liabilities

Shareholders' Equity
Preferred stock
Common stock	19,569	533		(533)	(G)	19,912
				343	(H)
Capital surplus	119,353	6,101		(6,101)	(G)	127,536
				8,183	(H)
Retained earnings	16,953	(2,845)		2,845	(G)	16,953
Accumulated other comprehensive income	6,341	198		(198)	(G)	6,341

Total Shareholders' Equity	162,216	3,987		4,539		170,742

Total Liabilities and Shareholders' Equity	$2,358,557	$172,557		$(8,174)		$2,522,940

        See notes to pro forma combined financial statements.

Independent Bank Corporation
Unaudited Pro Forma Condensed Combined Statement of Financial Condition (A)
March 31, 2004
(in thousands)

			Pro Forma
	Independent Bank Corporation	North Bancorp	Adjustments			Combined
ASSETS
Cash and due from banks	$57,268	$3,254	$			$60,522
Federal funds sold		13,278		(13,278)	(B)	-

Total cash and cash equivalents	57,268	16,532		(13,278)		60,522
Interest-bearing deposits		297				297
Securities available for sale	454,148	29,568		(760)	(I)	482,956
Securities held to maturity		760		2	(C)	762
Federal Home Loan Bank stock, at cost	13,965	2,634				16,599
Loans held for sale	53,784	273				54,057
Loans
Commercial and agricultural	609,626	41,262		750	(C)	651,638
Real estate mortgage	686,707	49,868				736,575
Installment	231,911	20,165				252,076
Finance receivables	175,768					175,768

Total Loans	1,704,012	111,295		750		1,816,057
Allowance for loan losses	(17,726)	(6,416)				(24,142)

Net Loans	1,686,286	104,879		750		1,791,915
Property and equipment, net	46,049	2,344				48,393
Bank owned life insurance	37,222					37,222
Goodwill	16,689			540	(C)	18,564
				1,003	(D)
				4,703	(G)
				(2,256)	(E)
				(2,115)	(F)
Other intangibles	7,071			2,256	(E)	9,327
Accrued income and other assets	41,783	5,199		291	(C)	49,807
				368	(D)
				2,115	(F)
				51	(O)

Total Assets	$2,414,265	$162,486		$(6,330)		$2,570,421

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest bearing	$201,315	$14,008	$			$215,323
Savings and NOW	731,380	37,019				768,399
Time	779,518	77,875		884	(C)	858,277

Total Deposits	1,712,213	128,902		884		1,841,999
Federal funds purchased	45,205			(13,278)	(B)	31,927
Other borrowings	358,053	23,303		699	(C)	382,055
Guaranteed preferred beneficial interests in
Company's subordinated debentures	52,165	5,000		(760)	(I)	56,456
				51	(O)
Financed premiums payable	36,813					36,813
Accrued expenses and other liabilities	37,280	1,458		1,371	(D)	40,109

Total Liabilities	2,241,729	158,663		(11,033)		2,389,359

Commitments and contingent liabilities

Shareholders' Equity
Preferred stock
Common stock	19,691	533		(533)	(G)	20,034
				343	(H)
Capital surplus	120,841	6,101		(6,101)	(G)	129,024
				8,183	(H)
Retained earnings	22,245	(3,129)		3,129	(G)	22,245
Accumulated other comprehensive income	9,759	318		(318)	(G)	9,759

Total Shareholders' Equity	172,536	3,823		4,703		181,062

Total Liabilities and Shareholders' Equity	$2,414,265	$162,486		$(6,330)		$2,570,421

        See notes to pro forma combined financial statements.

Independent Bank Corporation
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2003
(dollars in thousands, except per share amounts)

			Pro Forma
	Independent Bank Corporation	North Bancorp	Adjustments		Combined
Interest Income
Interest and fees on loans	$118,861	$10,825	$(533)	(K)	$129,153
Securities available for sale
Taxable	11,687	862			12,549
Tax-exempt	8,207	163			8,370
Securities held to maturity
Taxable		13	(7)	(K)	6
Tax-exempt		33			33
Other investments	611	210			821

Total Interest Income	139,366	12,106	(540)		150,932

Interest Expense
Deposits	27,802	4,222	(40)	(K)	31,984
Other borrowings	16,311	1,666	79	(K)	18,056

Total Interest Expense	44,113	5,888	39		50,040

Net Interest Income	95,253	6,218	(579)		100,892
Provision for loan losses	4,032	5,849			9,881

Net Interest Income After Provision for Loan
Losses	91,221	369	(579)		91,011

Non-Interest Income
Service charges on deposit accounts	14,668	515			15,183
Net gains on asset sales
Real estate mortgage loans	16,269	1,291			17,560
Securities	(779)	44			(735)
Title insurance fees	3,092				3,092
Manufactured home loan origination					1,769
fees and commissions	1,769
Other income	7,585	561			8,146

Total Non-interest Income	42,604	2,411			45,015

Non-interest Expense
Salaries and employee benefits	43,558	3,502			47,060
Occupancy, net	6,519	284			6,803
Furniture and fixtures	5,539	596			6,135
Other expenses	26,890	3,655	339	(E)	30,884

Total Non-interest Expense	82,506	8,037	339		90,882

Income Before Federal Income Tax	51,319	(5,257)	(918)		45,144
Federal income tax expense	13,727	153	(321)	(L)	11,560
			(1,999)	(M)

Net Income	$37,592	$(5,410)	$1,402		$33,584

Net income per common share
Basic	$1.91	$(10.25)			$1.68

Diluted	$1.87	$(10.25)			$1.65

Average shares outstanding	19,635	528	(528)	(J)	19,978
			343	(N)
Effect of dilutive securities - stock options	424				424

Shares outstanding - Dilutive	20,059	528	(185)		20,402

See notes to pro forma combined financial statements.

Independent Bank Corporation
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Three Months Ended March 31, 2004
(dollars in thousands, except per share amounts)

			Pro Forma
	Independent Bank Corporation	North Bancorp	Adjustments		Combined
Interest Income
Interest and fees on loans	$30,126	$1,883	$(63)	(K)	$31,946
Securities available for sale
Taxable	3,094	217			3,311
Tax-exempt	2,229	44			2,273
Securities held to maturity
Taxable		3	(1)	(K)	2
Tax-exempt		4			4
Other investments	166	36			202

Total Interest Income	35,615	2,187	(64)		37,738

Interest Expense
Deposits	6,202	659	(111)	(K)	6,750
Other borrowings	4,038	334	(58)	(K)	4,314

Total Interest Expense	10,240	993	(169)		11,064

Net Interest Income	25,375	1,194	105		26,674
Provision for loan losses	801	193			994

Net Interest Income After Provision for Loan
Losses	24,574	1,001	105		25,680

Non-Interest Income
Service charges on deposit accounts	3,641	109			3,750
Net gains on asset sales
Real estate mortgage loans	1,059	161			1,220
Securities	493				493
Title insurance fees	544				544
Manufactured home loan origination
fees and commissions	289				289
Other income	1,411	175			1,586

Total Non-interest Income	7,437	445			7,882

Non-interest Expense
Salaries and employee benefits	11,099	780			11,879
Occupancy, net	1,823	74			1,897
Furniture and fixtures	1,390	129			1,519
Other expenses	6,346	747	81	(E)	7,174

Total Non-interest Expense	20,658	1,730	81		22,469

Income Before Federal Income Tax	11,353	(284)	24		11,093
Federal income tax expense	2,910		8	(L)	2,802
			(116)	(M)

Net Income	$8,443	$(284)	$132		$8,291

Net income per common share
Basic	$0.43	$(0.53)			$0.42

Diluted	$0.42	$(0.53)			$0.41

Average shares outstanding	19,611	533	(533)	(J)	19,954
			343	(N)
Effect of dilutive securities - stock options	433				433

Shares outstanding - Dilutive	20,044	533	(190)		20,387

See notes to pro forma combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined

Statements of Financial Condition and Statements of Operations

Notes

(A)
The unaudited pro forma consolidated condensed combined statement of financial condition of IBC and subsidiaries and North Bancorp and subsidiaries at December 31, 2003, and March 31, 2004, have each been prepared as if the merger had been consummated on each respective date. The unaudited pro forma consolidated condensed combined statements of income for the year ended December 31, 2003, and for the three-months ended March 31, 2004, were prepared as if the merger had been consummated at the beginning of each period presented. The unaudited pro forma consolidated condensed combined financial statements are based on the historical financial statements of IBC and the historical financial statements of North Bancorp and give effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements are summarized as follows:

(1)     Estimated fair values — The estimated fair value and resulting net premium on loans for purposes of these pro forma financial statements is being amortized to interest income on a sum-of-the-years digits method over their remaining estimated lives, which approximates the effective yield method. The resulting adjustment on deposits and borrowings is being amortized/accreted into interest expense over their remaining estimated lives.

(2)     Certain reclassifications have been made to North Bancorp’s financial information in order to conform to the presentation of IBC’s financial information.

(B)
It is expected that federal funds sold will pay down federal funds purchased upon the merger.

(C)
Purchase accounting fair value adjustments are estimated as follows (1)(2) (dollars in thousands):

	December 31, 2003	March 31, 2004

Loans	$1,600	$750
Securities held to maturity	7	2
Deposits	(79)	(884)
Other borrowings	238	(699)

Total	1,766	(831)
Tax effect at 35%	(618)	291

Net fair value purchase accounting adjustment	$1,148	$(540)

(1)	Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.
(2)	A valuation of property and equipment has not been performed as of the date of this document. It is anticipated a valuation will be done to adjust property and equipment to fair value as of the date of the merger.

(D)
>Estimated transaction costs are as follows (dollars in thousands):

Merger related compensation and benefits	800
Investment banker	221
Professional services	100
Data processing conversion	150
Other	100

Total	1,371
Tax effect (at 35%)	(368)	(1)

Total estimated transaction cost, net of tax	1,003

These costs are an estimate and may change due to factors of which we are not now aware.
(1)	An estimated $321 in costs are not deductible for tax purposes.

(E)
To record core deposit intangible created which is estimated to equal 1.75% of North Bancorp’s deposits ($2,256,000 at March 31, 2004, and $2,375,000 at December 31, 2003). This amount is an estimate of the value of the core deposit. Although we have engaged a third party to perform a valuation of this intangible asset, this valuation has not been done as of the date of this document. The core deposit intangible is being amortized on a straight-line basis over 7 years.

(F)
To record deferred tax assets at realizable value. As a result of a possible going concern at North Bancorp, net deferred tax assets were recorded at a zero balance. As a result of the merger, it is anticipated that all net deferred tax assets will be realized.

(G)
Elimination of North Bancorp’s equity.

(H)
To record common stock issued for each share of North Bancorp.

Total
Purchase price	$8,526,336

North Bancorp shares outstanding (1)	532,896
Price paid per share	$16.00

Estimated IBC stock price (2)	$24.86
Total IBC common shares issued	342,974

(1)	Outstanding at March 31, 2004, and at December 31, 2003.
(2)	Estimate based on closing price of IBC on May 14, 2004. Actual will be calculated based on average of closing price of IBC common stock over a measurement period of 20 consecutive days specified in the merger agreement.

(I)
To eliminate IBC’s investment in North Bancorp’s guaranteed preferred beneficial interest in Company’s subordinated debentures.

(J)
Elimination of North Bancorp’s average shares.

(K)
Pro forma adjustments to interest income and interest expense were calculated as follows (dollars in thousands):

	Twelve Months Ended December 31, 2003	Three Months Ended March 31, 2004

Amortization of premium on loans (5 year sum-of-the-years digits method)	(533)	(63)
Amortization of premium on securities held to maturity (1 year straight line)	(7)	(1)

Total adjustments - interest income	(540)	(64)

Accretion of adjustment on deposits (2 year straight line)	40	111
Accretion (Amortization) of adjustment on other borrowings (5 year sum-of-the-years digits method)	(79)	58

Total adjustments - interest expense	(39)	169

(L)
Federal income tax expense is assumed to be 35%, which is IBC’s incremental tax rate.

(M)
Represents the change in the valuation allowance included in North Bancorp’s federal income tax expense during 2004 and 2003. Based on the taxable income of the pro forma combined entity, no valuation allowance would have been necessary during 2004 or 2003.

(N)
Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using IBC’s historical weighted average basic and diluted shares plus 342,974 shares estimated to be issued to North Bancorp’s shareholders under the terms of the merger agreement. The shares to be issued were assumed to be issued at the beginning of the period presented.

(O)
Represents the deconsolidation of North Bancorp's limited partnership subsidiary to reflect the adoption of FIN 46R.

INFORMATION ABOUT NORTH BANCORP

Annual Report to Shareholders

        You can find information about North Bancorp in its Annual Report to shareholders for the year ended December 31, 2003, which is included in North Bancorp’s Form 10-KSB filed with the SEC on March 30, 2004, and in its Quarterly Report to shareholders for the three months ended March 31, 2004, which is included in North Bancorp’s Form 10-QSB filed with the SEC on May 17, 2004. A copy of this Form 10-KSB and this Form 10-QSB are being delivered with this prospectus and proxy statement.

Material Changes in North Bancorp’s Affairs

        Except for the proposed merger with IBC described in this prospectus and proxy statement, there have not been any material changes in the affairs of North Bancorp since December 31, 2003 (which is the date through which audited financial information is provided in the Form 10-KSB delivered with this prospectus and proxy statement). North Bancorp’s subsidiary, First National Bank of Gaylord, continues to operate under the OCC Agreement and continues to work to meet and comply with the OCC’s requirements in such agreement.

Additional Information Incorporated by Reference

        North Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, North Bancorp files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that North Bancorp files at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. North Bancorp’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. That web site contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC.

        The SEC allows North Bancorp to incorporate by reference information into this prospectus and proxy statement. This means that North Bancorp can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and proxy statement, except for any information superseded by information in this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that North Bancorp has previously filed with the SEC. These documents contain important information about North Bancorp and its finances.

North Bancorp Commission Filings (File No. 0-32639) Annual Report on Form 10-KSB Current Report on Form 8-K Quarterly Report on Form 10-QSB	Period Year ended December 31, 2003 Filed on March 5, 2004 Three Months ended March 31, 2004

        All documents subsequently filed by North Bancorp with the SEC pursuant to Sections 13(a), 13(c), 14, and 15 of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and proxy statement and the date of the special meeting of the shareholders of North Bancorp are also incorporated by reference into this prospectus and proxy statement.

        Documents of North Bancorp incorporated by reference are available from North Bancorp without charge. You may obtain these documents by requesting them in writing or by telephone from North Bancorp at the following addresses:

North Bancorp, Inc. Attn: William A. Kirsten, President & CEO 501 West Main Street Gaylord, Michigan 49735 (989) 732-3502

        To obtain timely delivery of this information, you must request the information no later than June 22, 2004, which is five business days before the date of the special meeting at which you are requested to vote.

INFORMATION ABOUT IBC

Material Changes in IBC’s Affairs

        In addition to its acquisition of North Bancorp, IBC is currently in the process of acquiring Midwest Guaranty Bancorp, Inc., another single-bank holding company that operates primarily in the Troy, Michigan area. IBC signed a merger agreement with Midwest Guaranty Bancorp, Inc. and its wholly-owned subsidiary, Midwest Guaranty Bank, on February 4, 2004, pursuant to which the parties agreed that Midwest Guaranty Bancorp, Inc. will be merged into IBC, subject to the terms and conditions of such agreement. IBC’s acquisition of Midwest Guaranty Bancorp, Inc. will be effective May 31, 2004. (IBC’s acquisition of Midwest Guaranty Bancorp, Inc. is not a condition to IBC’s acquisition of North Bancorp.)

Additional Information Incorporated by Reference

        IBC has filed a registration statement on Form S-4 (as amended) to register with the SEC the offering of IBC common stock to be issued by IBC in the merger. This prospectus and proxy statement is a part of that registration statement. As allowed by SEC rules, this prospectus and proxy statement does not contain all of the information contained in the registration statement or the exhibits to the registration statement. This means that this prospectus and proxy statement incorporates important business and financial information about IBC that is not included in or delivered with this document.

        IBC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, IBC files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. IBC’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. That web site contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC.

        The SEC allows IBC to incorporate by reference information into this prospectus and proxy statement. This means that IBC can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and proxy statement, except for any information superseded by information in this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that IBC has previously filed with the SEC. These documents contain important information about IBC and its finances.

IBC Commission Filings (File No. 0-7818)
Annual Report on Form 10-K
Current Report on Form 8-K
Current Report on Form 8-K
Current Report on Form 8-K
Current Report on Form 8-K
Current Report on Form 8-K
Current Report on Form 8-K
Quarterly Report on Form 10-Q	Period
Year ended December 31, 2003
Filed on January 22, 2004
Filed on January 22, 2004
Filed on February 5, 2004
Filed on March 5, 2004
Filed on April 22, 2004
Filed on April 22, 2004
Three Months ended March 31, 2004

        All documents subsequently filed by IBC with the SEC pursuant to Sections 13(a), 13(c), 14, and 15 of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and proxy statement and the date of the special meeting of the shareholders of North Bancorp are also incorporated by reference into this prospectus and proxy statement.

        Documents of IBC incorporated by reference are available from IBC without charge. You may obtain these documents by requesting them in writing or by telephone from IBC at the following addresses:

Independent Bank Corporation Attn: Robert N. Shuster, Chief Financial Officer 230 West Main Street Ionia, Michigan 48846 (616) 527-9450

        To obtain timely delivery of this information, you must request the information no later than June 22, 2004, which is five business days before the date of the special meeting at which you are requested to vote.

VOTING AND MANAGEMENT INFORMATION

Voting Securities and Principal Shareholders of North Bancorp

        Shareholders of record of North Bancorp common stock as of the close of business on May 21, 2004, are entitled to one vote for each share then held. As of that date, North Bancorp had 532,896 shares of its common stock outstanding.

Major Shareholders

        To the knowledge of North Bancorp, and based upon Schedules 13G filed with the SEC, the only persons who may, in accordance with definitions of the federal securities laws, beneficially own 5% or more of North Bancorp’s common stock as of May 21, 2004 are Keith H. Gornick and Financial & Investment Management Group, Ltd., as follows:

Amount and Nature of Beneficial Ownership of North Bancorp Common Stock (1)(2)
Name and Address of Beneficial Owner	Total Beneficial Ownership	Percent of Class

The Gornick Fund	28,900	5.42%
P.O. Box 957
Bloomfield Hills, Michigan 48303

Financial & Investment Management Group, Ltd.	43,775	8.21%
111 Cass St
Traverse City, Michigan 49684

Keith H. Gornick	13,972	2.62%
P.O. Box 85
Gaylord, Michigan 49734

(1)

Unless otherwise indicated, each person has sole investment and voting power with respect to such shares. The Gornick Fund is a nonprofit corporation. Mr. Gornick shares voting and investment power over the stock of North Bancorp held by The Gornick Fund and in such capacity shares the power to vote, or to direct the voting of, such stock and the power to dispose, or to direct the disposition of, such stock. Financial & Investment Management Group, Ltd. reported in a Schedule 13G filed with the SEC on February 18, 2004, that it shares voting and investment power over 43,775 shares of North Bancorp’s common stock. Financial & Investment Management Group, Ltd. further reported that it is a registered investment advisor managing individual client accounts, that all of such shares are held in accounts owned by its clients, and that it disclaims beneficial ownership.

(2)

The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days. Shares held in fiduciary capacities by North Bancorp are not included unless otherwise indicated. North Bancorp and the directors and officers of North Bancorp and First National Bank of Gaylord disclaim beneficial ownership of shares held by North Bancorp or First National Bank of Gaylord in fiduciary capacities.

49

Directors and Executive Officers

        The following table sets forth certain information concerning the number of shares of North Bancorp common stock held as of May 21, 2004, by each of North Bancorp’s directors, each of the named executive officers of North Bancorp, and all of North Bancorp’s directors and executive officers as a group.

Amount and Nature of Beneficial Ownership of North Bancorp Common Stock (1)(2)
Name of Beneficial Owner	Total Beneficial Ownership	Percent of Class

Matthew H. Nowicki	6,200	1.84
Fred T. Burns	6,200	1.16
Timothy W. Freeman	1,250	Less than 1%
Keith H. Gornick	42,872	8.05
Larry B. Higgins	2,345	Less than 1%
Douglas C. Johnson	19,499	3.66
Kellie A. Puroll	500	Less than 1%
William A. Kirsten	366	Less than 1%
Susan A. Norris	62	Less than 1%

All directors and executive officers
as a group (9 persons)	82,896	15.56

(1)

Unless otherwise indicated, each individual has sole investment and voting power with respect to such shares. Mr. Nowicki owns 6,612 shares individually, 56 shares jointly with his children, and has an interest in 1,702 shares in a trust account. He also has an interest in 1,432 shares held in a trust for his spouse. Mr. Freeman has an interest in 1,250 shares held in a trust for his wife. Mr. Gornick owns 13,972 shares individually and shares voting and investment power over the 28,900 shares of stock of North Bancorp held by The Gornick Fund. Mr. Higgins owns 2,345 shares jointly with his wife. Mr. Johnson owns 17,799 shares individually, 560 jointly with his wife, and has an interest in 1,140 shares owned by his wife. Ms. Puroll owns 300 shares individually and 200 shares jointly with her husband. Mr. Kirsten owns 300 shares individually and 66 shares jointly with his wife. Ms. Norris owns 62 shares jointly with her husband.

(2)

The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days. Shares held in fiduciary capacities by North Bancorp are not included unless otherwise indicated. North Bancorp and the directors and officers of North Bancorp and First National Bank of Gaylord disclaim beneficial ownership of shares held by North Bancorp or First National Bank of Gaylord in fiduciary capacities.

Interests of Certain Persons in the Merger

        Certain members of management and the Board of Directors of North Bancorp and its subsidiaries may be deemed to have interests in the merger in addition to their interests as shareholders of North Bancorp generally. The North Bancorp Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

Deferred Compensation and Severance Payments Agreements

        Three executives of First National Bank of Gaylord, William A. Kirsten (President and CEO), Katherine L. Taskey (Senior Vice President), and Susan A. Norris (Vice President and CFO), each currently has an Executive Salary Continuation Agreement with the bank that provides him or her with certain deferred compensation if he or she remain employed by the bank until retirement. Each such agreement provides that, upon a change in control of the bank, if the executive’s employment is terminated for any reason (except in the situation where the executive is fired, for cause), the executive will be entitled to the deferred compensation payable upon retirement as if he or she had been employed by the bank from the time of the change in control until retirement at age 65. Thus, as a result of the proposed merger, these three executives would be entitled to receive certain payments upon reaching the retirement age of 65, whether or not they remained employed by IBC or any of its subsidiaries after the completion of the proposed merger. These agreements were put into place by First National Bank of Gaylord in order to ensure the continued employment of these executives, which the bank believed was essential to its operations.

        IBC is requiring, as a condition to its obligation to complete the merger, that First National Bank of Gaylord terminate these agreements with these three executives. In settlement for the amounts that would otherwise become payable to the executives under these agreements and as an additional severance payment for the executives’ service to the bank, North Bancorp intends to pay each of these three executives a lump sum payment at the closing of the merger in consideration for their written agreement with North Bancorp and IBC (and their respective affiliates) that the executive will not be entitled to any further payment under their respective Executive Salary Continuation Agreements or otherwise with respect to their prior services for the bank.

        In addition to these three executives, North Bancorp intends to pay to Ernest E. Paulick (Senior Vice President and Senior Lender) and Theresa F. Brown (Loan Review Officer) a severance payment in consideration for their past services to North Bancorp and First National Bank of Gaylord. It is a condition to IBC’s obligation to complete the merger that each of these executives enter into a written agreement pursuant to which the executive agrees that he or she will not be entitled to any further compensation or amounts based on his or her prior service to North Bancorp or the bank.

        The total amount of severance payments to be made to these executives is approximately $600,000. The merger agreement provides that, to the extent that IBC negotiates with any of these executives to continue his or her employment by IBC (or any of its affiliates) after the completion of the merger, and in connection with such continued employment arrangement, the executive agrees to forego all or any portion of the severance payment he or she would otherwise be entitled to receive (as described above), then the aggregate consideration to be paid by IBC to North Bancorp shareholders would be increased by the amount of severance payments that would otherwise be payable to such executive.

        It is possible that at least one of such North Bancorp employees will agree to forfeit at least a portion of the severance payment she would otherwise be entitled to receive in exchange for her continued employment. If this happens, the $16.00 assigned value per North Bancorp share would be increased by the amount of the severance payment forfeited divided by 532,896 outstanding North Bancorp shares.

IBC Common Stock

        As of the record date, no director or executive officer of North Bancorp beneficially owned any shares IBC common stock.

Indemnification; Directors’ and Officers’ Liability Insurance

        For a period of five years, IBC has agreed to honor the rights to indemnification and advancement of expenses now existing in favor of the directors and officers of North Bancorp and its subsidiaries under their articles of incorporation or bylaws. These provisions are contractual rights enforceable by North Bancorp directors and officers which will remain in effect following the merger and will continue with respect to acts or omissions occurring before the effective time of the merger.

        IBC has agreed to cooperate with North Bancorp to cause the officers and directors of North Bancorp immediately prior to the merger to be covered immediately following the merger by the directors’ and officers’ liability insurance policy maintained by North Bancorp with respect to acts or omissions occurring before the merger. IBC may substitute new coverage for North Bancorp’s current coverage under policies offering at least the same coverage and amounts. For a description of the specific terms of the merger agreement concerning indemnification and insurance, see “The Merger and Merger Agreement — Insurance and Indemnification” above.

Information About Principal Shareholders, Executive Officers, and Directors of IBC

        The information set forth in IBC’s Annual Report on Form 10-K (filed with the SEC on March 10, 2004) under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Directors and Executive Officers of the Registrant,” “Executive Compensation,” and “Certain Relationships and Related Transactions” is hereby incorporated in this prospectus and proxy statement by reference.

North Bancorp Shareholder Proposals

        If the merger is approved by North Bancorp shareholders and completed as planned, North Bancorp will not hold an annual shareholders meeting during 2004, and North Bancorp shareholders receiving shares of IBC common stock in the merger would be entitled to attend and vote at the 2005 IBC annual meeting (if shares of IBC common stock are still held as of the record date for such meeting). In that case, any shareholder proposal intended to be presented at the 2005 IBC annual shareholder meeting must be received by IBC no later than November 19, 2004, in order to be included in the proxy statement relating to that meeting. If any shareholder proposal intended to be presented at the 2005 IBC annual shareholder meeting without inclusion in IBC’s proxy statement for such meeting is received by IBC after February 2, 2005, then any proxy that IBC solicits for such meeting will confer discretionary authority to vote on such proposal so long as such proposal is properly presented at the meeting.

        If the merger is not approved by North Bancorp shareholders or is otherwise not completed, North Bancorp would intend to hold its 2004 annual meeting as soon as practicable after the merger is not approved or it is otherwise determined that the merger won’t be completed.

GENERAL INFORMATION

Experts

        The consolidated financial statements of IBC and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to a change in the method of accounting for derivative financial instruments and hedging activities in 2001.

        The consolidated financial statements of North Bancorp and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of Plante & Moran PLLC, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Legal Opinions

        Certain legal matters in connection with the proposed merger will be passed upon for IBC by its general counsel, Varnum, Riddering, Schmidt & Howlett LLP of Grand Rapids, Michigan. It is a condition to the completion of the merger that North Bancorp receive an opinion from Varnum, Riddering, Schmidt & Howlett LLP with respect to the tax treatment of the merger.

        As of March 19, 2004, partners in and attorneys employed by or associated with Varnum, Riddering, Schmidt & Howlett LLP and their associates were beneficial owners of a total of approximately 20,448 shares of IBC common stock having an approximate aggregate market value of $557,208 as of such date and no shares of North Bancorp common stock. Shares reported as beneficially owned include all shares as to which such persons have direct or indirect, sole or shared, power to direct voting of disposition, including personal shares as well as shares held in fiduciary capacities.

Sources of Information

        IBC has supplied all information contained or incorporated by reference in this prospectus and proxy statement relating to IBC. North Bancorp has supplied all such information relating to itself, First National Bank of Gaylord, and their respective officers and directors.

WHERE YOU CAN FIND MORE INFORMATION

        Documents of IBC incorporated by reference in this prospectus and proxy statement are available from IBC without charge. (See “Information About IBC” on page 47 above.) You may obtain any such documents by requesting them in writing or by telephone from IBC at the following addresses:

Independent Bank Corporation Attn: Robert N. Shuster, Chief Financial Officer 230 West Main Street Ionia, Michigan 48846 (616) 527-9450

        Documents of North Bancorp incorporated by reference in this prospectus and proxy statement are available from North Bancorp without charge. (See “Information About North Bancorp” on page 46 above.) You may obtain any such documents by requesting them in writing or by telephone from North Bancorp at the following addresses:

North Bancorp, Inc. Attn: William A. Kirsten, President & CEO 501 West Main Street Gaylord, Michigan 49735 (989) 732-3502

        To obtain timely delivery of this information, you must request the information no later than June 22, 2004, which is five business days before the date of the special meeting at which you are requested to vote.

        You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger and the related issuance of IBC common stock. Neither IBC nor North Bancorp has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

        This prospectus and proxy statement is dated as of the date set forth on the cover page. You should not assume that the information contained in this prospectus and proxy statement is accurate as of any date other than that date, and neither the mailing of this prospectus and proxy statement to you nor the issuance of IBC common stock in the merger shall create any implication to the contrary.

FORWARD-LOOKING STATEMENTS

        This prospectus and proxy statement and the documents incorporated in this prospectus and proxy statement by reference contain forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and about IBC and North Bancorp themselves. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “projects,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied, or forecasted in such forward-looking statements.

        Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; changes in the national economy; and the possibility that expected efficiencies and cost savings from the merger of North Bancorp with IBC and other mergers and acquisitions in which IBC may be involved might not be fully realized within the expected time frame. Neither IBC nor North Bancorp undertakes any obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A

Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER

        WHEREAS, the Boards of Directors of Buyer, Seller, and Seller Bank (all terms as defined in Article I below) have determined to consummate certain business combination transactions subject to the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of such inducements and of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

        The following terms shall have the meanings ascribed to them for all purposes of this Agreement.

        “Acquisition Transaction” shall mean a transaction between Seller and any person or entity other than Buyer or an affiliate of Buyer involving (a) the sale or other disposition of more than 10% of the shares of the capital stock or any class of voting securities of Seller, (b) the sale or other disposition of 25% or more of the consolidated assets or deposits of Seller or Seller Bank, or (c) a merger or consolidation involving Seller other than the transactions described in this Agreement.

        “Agreement” shall mean this Agreement and Plan of Merger dated as of March 4, 2004, among Buyer, Seller, and Seller Bank, including all schedules, exhibits, and other attachments hereto.

        “Bank Consolidation” shall mean the consolidation of the Seller Bank with and into the Buyer Bank, under the charter of the Buyer Bank, pursuant to the Consolidation Agreement attached as Exhibit B.

        “BIF” shall mean the Bank Insurance Fund administered by the FDIC or any successor thereto.

        “Buyer” shall mean Independent Bank Corporation, a Michigan corporation.

        “Buyer Bank” shall mean Independent Bank, a Michigan banking corporation and wholly owned Subsidiary of Buyer.

        “Buyer Financial Statements” shall mean the audited consolidated statements of financial condition (including related notes and schedules, if any) of Buyer as of December 31, 2003 and 2002, and the consolidated statements of income, shareholders’ equity, and cash flows (including related notes and schedules, if any) of Buyer for the years ended December 31, 2003 and 2002.

        “Buyer Stock” shall mean the common stock of Buyer, $1.00 par value per share.

        “Certificate” shall mean any certificate that, prior to the Effective Time, represented shares of Seller Stock.

        “Certificate of Merger” shall mean the Certificate of Merger to be filed with the Michigan Bureau with respect to the Corporate Merger.

        “Closing” shall mean the closing of the Corporate Merger, which shall occur at a time and place selected by Buyer, but in no event later than the tenth (10th) day of the calendar month that follows the month in which the latter of the following occurs: (i) the receipt of all Requisite Regulatory Approvals, and (ii) the approval of the Corporate Merger by the Seller’s shareholders at the Shareholders Meeting, in accordance with the Michigan Business Corporation Act. Notwithstanding the foregoing, the deadline for the Closing Date is subject to extension pursuant to Section 2.3(f).

        “Closing Date” shall mean the date on which the Closing occurs.

        “Closing Equity” shall mean the total stockholders’ equity of the Seller as determined under GAAP at the end of the month immediately preceding the Closing Date and excluding the securities issued to Seller by Gaylord Partners, Limited Partnership.

        “Closing Price of Buyer Stock” shall mean the per share average of the last reported sale price of a share of Buyer Stock, as quoted on the NASDAQ National Market System, for the twenty (20) consecutive full trading days ending at the close of trading on the last trading day immediately prior to the Closing Date.

        “Code” shall mean the Internal Revenue Code of 1986, as amended.

        “Commissioner” means the Commissioner of the Michigan Office of Financial and Insurance Services.

        “Corporate Merger” shall mean the merger of Seller with and into Buyer, with Buyer surviving.

        “CRA” shall mean the Community Reinvestment Act.

        “Director Health Care Plan” shall mean the Seller’s defined benefit plan that provides post retirement health care benefits to certain retired directors, current directors and their spouses.

        “DOJ” shall mean the United States Department of Justice.

        “Effective Time” shall mean the effective time of the Corporate Merger, as specified in the Certificate of Merger.

        “Environmental Claim” shall mean any written notice from any Governmental Entity or third party alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

        “Environmental Laws” shall mean any federal, state, or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation, or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life, or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of Materials of Environmental Concern. The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 U.S.C. §9601, et seq); the Resource Conservation and Recovery Act, as amended (42 U.S.C. §6901, et seq); the Clean Air Act, as amended (42 U.S.C. §7401, et seq); the Federal Water Pollution Control Act, as amended (33 U.S.C. §1251, et seq); the Toxic Substances Control Act, as amended (15 U.S.C. §9601, et seq); the Emergency Planning and Community Right to Know Act, as amended (42 U.S.C. §1101, et seq); the Safe Drinking Water Act, as amended (42 U.S.C. §300f, et seq); and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

        “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

        “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

        “Exchange Agent” shall mean EquiServe Trust Company, N.A.

        “FDIA” shall mean the Federal Deposit Insurance Act, as amended.

        “FDIC” shall mean the Federal Deposit Insurance Corporation.

        “FHLB” shall mean the Federal Home Loan Bank of Indianapolis.

        “FRS” shall mean the Board of Governors of the Federal Reserve System.

        “GAAP” shall mean generally accepted accounting principles.

Appendix A - 2

        “Governmental Entity” shall mean any federal or state court, administrative agency, commission, or other governmental authority or instrumentality.

        “Include” (whether or not capitalized) shall mean “include without limitation.”

        “IRS” shall mean the Internal Revenue Service or any successor thereto.

        “Material Adverse Effect” shall mean, with respect to any Party, any effect that is material and adverse to the financial condition, results of operations, business, and/or prospects of that Party and its Subsidiaries taken as whole, or that materially impairs the ability of any Party to consummate the Corporate Merger or any other transaction described in this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in GAAP that are generally applicable to the banking industry, (b) expenses incurred in connection with the transactions contemplated by this Agreement, (c) actions or omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party or Parties in contemplation of the transactions contemplated by this Agreement, or (d) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

        “Materials of Environmental Concern” shall mean pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

        “MBCA” shall mean the Michigan Business Corporation Act, as amended.

        “Michigan Bureau” shall mean the Michigan Department of Labor and Economic Growth, Bureau of Commercial Services.

        “NASD” shall mean the National Association of Securities Dealers, Inc., or any successor thereto.

        “OCC” shall mean the Office of the Comptroller of the Currency.

        “Parties” shall mean Buyer, Seller, and Seller Bank.

        “PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

        “Per Share Stock Consideration” shall mean a number of shares of Buyer Stock equal to the quotient obtained by dividing (i) the Total Merger Consideration divided by 532,896, by (ii) the Closing Price of Buyer Stock.

        “Plan of Merger” shall mean the form of Plan of Merger by and between Buyer and Seller attached as Exhibit A to this Agreement.

        “Proxy Statement” shall mean the proxy statement to be delivered to shareholders of Seller in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby.

        “Registration Statement” shall have the meaning assigned in Section 5.2.

        “Regulatory Authority” shall mean, collectively, the DOJ, FRS, FDIC, OCC and the Commissioner.

        “Requisite Regulatory Approvals” shall mean all consents and approvals required from all Regulatory Authorities or other Governmental Entities having jurisdiction over the Parties as shall be necessary for the completion of the Corporate Merger and the continuation by Buyer after the Effective Time of the business of each of Seller and Seller Bank, respectively, as such business is carried on immediately prior to the Effective Time.

        “Rights” shall mean warrants, options, rights, convertible securities, and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests.

        “SEC” shall mean the Securities and Exchange Commission.

        “Securities Act” shall mean the Securities Act of 1933, as amended.

Appendix A - 3

        “Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements, and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

        “Securities Laws” shall mean the Securities Act, the Exchange Act, and the rules and regulations of the SEC promulgated thereunder.

        “Seller” shall mean North Bancorp, Inc., a Michigan corporation.

        “Seller Bank” shall mean First National Bank of Gaylord, a national banking corporation and wholly owned Subsidiary of Seller.

        “Seller Employee Plans” shall mean all stock option, employee stock purchase and stock bonus plans, qualified pension or profit-sharing plans, any deferred compensation, consultant, bonus, or group insurance contract, or any other incentive, health and welfare, or employee benefit plan or agreement maintained for the benefit of employees or former employees of Seller, or any Subsidiary of Seller, whether written or oral.

        “Seller Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of Seller as of December 31, 2002 and 2001, and the consolidated statements of income, shareholders’ equity, and cash flows (including related notes and schedules, if any) of Seller for the years ended December 31, 2002 and 2001, (ii) the unaudited consolidated statements of financial condition and the consolidated statements of income, shareholders’ equity, and cash flows of Seller with respect to the period ended September 30, 2003, and (iii) any financial statements of Seller and/or any of its Subsidiaries delivered to Buyer after the date of this Agreement, but prior to the Effective Time, including the financial statements to be delivered pursuant to Section 5.9(a).

        “Seller Stock” shall mean the common stock of Seller, par value $1.00 per share.

        “Subsidiary” and “Significant Subsidiary” shall have the meanings set forth in Rule 1-02 of Regulation S-X of the SEC.

        “Surviving Corporation” shall mean Buyer after the Corporate Merger.

        “Total Merger Consideration” shall mean the amount of $8,526,336, subject to adjustment pursuant to Sections 2.3, 5.13, and 5.19.

ARTICLE II
THE MERGERS

2.1 The Corporate Merger

    (a)        Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall be merged into Buyer in accordance with the provisions of Section 701 of the MBCA and the Plan of Merger, and the separate corporate existence of Seller shall cease. Buyer shall be the Surviving Corporation of the Corporate Merger and shall continue its corporate existence under the laws of the State of Michigan. The name of the Surviving Corporation shall be as stated in the Articles of Incorporation of Buyer immediately prior to the Effective Time.

    (b)        The Articles of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

    (c)            The directors and officers of Buyer immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

2.2 Effective Time; Closing

        The Corporate Merger shall become effective at the Effective Time, which shall be the close of business on the date specified by Buyer, but not later than the last day of the month in which the Closing occurs. The Certificate of Merger shall be filed as soon after the Closing as is practicable.

Appendix A - 4

2.3 Treatment of Capital Stock

    (a)        Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Corporate Merger and without any action on the part of either Buyer, Seller, any shareholder of either Buyer or Seller, or any other party:

(i) Each share of Buyer Stock issued and outstanding immediately prior to the Effective Time shall continue unchanged as the same share of Buyer Stock.

    (ii)        Each share of Seller Stock issued and outstanding immediately prior to the Effective Time, other than shares canceled pursuant to Section 2.3(d) below, shall be converted into the right to receive the Per Share Stock Consideration.

    (b)        If either Buyer or Seller changes (or establishes a record date for changing) the number of shares of Buyer Stock or the number of shares of Seller Stock issued and outstanding as of the date of this Agreement as a result of a stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction with respect to such issued and outstanding shares, and the record date for such transaction is after the date of this Agreement and prior to the Effective Time, then the Per Share Stock Consideration shall be appropriately and proportionately adjusted such that the aggregate consideration to be paid by Buyer to holders of shares of Seller Stock pursuant to Section 2.3(a) above would be the same as would have been paid if the Effective Time had been the close of business on the date of this Agreement.

    (c)        No fractional shares of Buyer Stock shall be issued. Each holder of Seller Stock who would otherwise be entitled to receive a fractional share of Buyer Stock pursuant to Section 2.3(a) shall instead be entitled to receive cash (in the form of a check) in an amount equal to the product resulting from multiplying such fraction (rounded to the nearest tenth of a share) by the Closing Price of Buyer Stock.

    (d)        Any and all shares of Seller Stock owned by any of the Parties or any of their respective Subsidiaries, other than shares held in a fiduciary capacity that are beneficially owned by third parties and other than shares owned as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange for such shares.

    (e)        If the Closing Equity is less than $ 3,800,000 (the “Minimum Equity”), then the Total Merger Consideration shall be reduced dollar for dollar by the difference between the Minimum Equity and the Closing Equity. If the Closing Equity is greater than or equal to the Minimum Equity, then there will not be an adjustment to the Total Merger Consideration pursuant to this subsection (e)

    (f)        Seller shall deliver to Buyer Seller’s determination of the Closing Equity within five days after Buyer notifies Seller of the Closing Date; provided, however, that if the Closing Date is to occur in the calendar month following the month in which Buyer notifies Seller of the Closing Date, then Seller shall deliver its determination of the Closing Equity within the first five days of the month in which the Closing Date is to occur. Buyer shall then have five days from its receipt of Seller’s determination of the Closing Equity to notify Seller if Buyer disputes Seller’s determination of the Closing Equity and the basis for the dispute. If Buyer fails to notify Seller of a dispute within such five day period, then Seller’s determination of the Closing Equity shall be deemed to be final. If, however, Buyer notifies Seller of a dispute with Seller’s determination of the Closing Equity within such five day period, then the determination of Closing Equity shall be immediately submitted (and, in any event, within three days of Buyer’s notice to Seller of Buyer’s dispute with respect to the Closing Equity) to Ernst & Young LLP, who shall be instructed to determine the Closing Equity within five business days of their engagement by Seller and Buyer. The determination by Ernst & Young LLP of the Closing Equity shall be final and binding upon the parties. The fees payable to Ernst & Young LLP in connection with such determination shall be paid by the party (either Buyer or Seller) whose determination of the Closing Equity was furthest from the determination made by Ernst & Young LLP, or equally by Buyer and Seller in the event the determination made by Ernst & Young LLP is equidistant between the determinations made by Buyer and Seller. If Buyer objects to Seller’s determination of the Closing Equity pursuant to this subsection, then the deadline for the Closing Date shall be extended until three business days after receiving the final determination of Closing Equity from Ernst & Young LLP.

Appendix A - 5

2.4 Shareholder Rights; Stock Transfers

        At the Effective Time, holders of Seller Stock shall cease to be and shall have no rights as shareholders of Seller, other than to receive the Per Share Stock Consideration for each share of Seller Stock held. After the Closing, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of shares of Seller Stock and if Certificates are presented to either Seller or the Surviving Corporation for transfer after the Closing, they shall be delivered to Buyer or the Exchange Agent for cancellation against delivery of the Per Share Stock Consideration. No interest shall be paid on the Per Share Stock Consideration.

2.5 Exchange Procedures

    (a)        Within fifteen (15) business days after the Effective Time, Buyer shall cause the Exchange Agent to mail or make available to each holder of record of any Certificate issued and outstanding as of the close of business on the Closing Date a notice and letter of transmittal disclosing the effectiveness of the Corporate Merger and the procedure for exchanging a Certificate for the Per Share Stock Consideration. Such letter of transmittal shall specify that delivery shall be effected and risk of loss and title shall pass only upon proper delivery of Certificates to the Exchange Agent.

    (b)        At the Effective Time, Buyer shall make available to the Exchange Agent an amount of cash and a number of shares of Buyer Stock sufficient to make payments of the Per Share Stock Consideration (and cash in lieu of fractional shares of Buyer Stock) for each outstanding share of Seller Stock.

    (c)        Each holder of any outstanding Certificate who surrenders such Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent and no earlier than the Effective Time, be entitled to the Per Share Stock Consideration for each share represented by such Certificate. The Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to affect an orderly exchange in accordance with normal exchange practices. Each outstanding Certificate that is not surrendered to the Exchange Agent shall, except as otherwise provided in this Agreement, evidence ownership of only the right to receive the Per Share Stock Consideration for each share represented by any such Certificate.

    (d)        The Exchange Agent shall not be obligated to deliver the Per Share Stock Consideration until the holder surrenders a Certificate or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by the Exchange Agent or Buyer. The Exchange Agent shall not deliver any Per Share Stock Consideration to any person until the Effective Time has occurred. If any check or share of Buyer Stock is to be issued in a name other than that in which the Certificate is registered or issued, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a check or share of Buyer Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

    (e)        Any portion of the cash or shares of Buyer Stock delivered to the Exchange Agent by Buyer that remains unclaimed by the shareholders of Seller for one year after the Closing Date shall be delivered by the Exchange Agent to Buyer. Any shareholders of Seller who have not theretofore surrendered their Certificates shall thereafter look only to Buyer for any Per Share Stock Consideration. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Entity, the unclaimed items shall, to the extent permitted by abandoned property, escheat, and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any Party shall be liable to any holder of Seller Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Seller to establish the identity of those persons entitled to receive the Per Share Stock Consideration. Seller’s stock transfer books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of Seller Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Per Share Stock Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Appendix A - 6

    (f)        Buyer shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any holder of a Certificate, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign tax law. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction and withholding was made.

2.6 The Bank Consolidation

        Within five (5) business days following the Effective Time, Seller Bank shall be consolidated and merged with and into Buyer Bank, under the charter of Buyer Bank, pursuant to the Consolidation Agreement attached as Exhibit B.

2.7 Additional Actions

        If, at any time after the Effective Time, Buyer shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, or confirm, of record or otherwise, in Buyer right, title, or interest in, to, or under any of the rights, properties, or assets of Seller acquired or to be acquired by Buyer as a result of, or in connection with, the Corporate Merger or any other transaction described in this Agreement, or (ii) otherwise carry out the purposes of this Agreement, Seller and Seller Bank and their respective proper officers and directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, and assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in Buyer and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of Buyer are fully authorized in the name of Seller and Seller Bank or otherwise to take any and all such action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER BANK

        Seller and Seller Bank jointly and severally represent and warrant to Buyer as follows:

3.1 Capital Structure

        The authorized capital stock of Seller consists of 3,000,000 shares of Seller Stock, which is the only class of capital stock that Seller is authorized to issue. As of the date of this Agreement, 532,896 shares of Seller Stock are issued and outstanding. There are no other shares of stock of Seller outstanding. All issued and outstanding shares of Seller Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Seller Stock have been issued in violation of the preemptive rights of any person, firm, or entity. There are no Rights authorized, issued, or outstanding with respect to the capital stock of Seller as of the date of this Agreement. Seller has not established a record date for any stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction that has not become effective prior to the date of this Agreement. Seller has no obligation (contingent or otherwise) to purchase, redeem, or otherwise acquire any of its securities or any interests therein or to pay any dividend or make any distribution in respect thereof.

3.2 Organization, Standing, and Authority of Seller

        Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan, with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification. Seller is a bank holding company, duly registered under the Bank Holding Company Act of 1956, as amended, and subject to the regulation and supervision by the FRS. Seller has delivered to Buyer true and complete copies of the Articles of Incorporation and Bylaws of Seller as in effect as of the date of this Agreement. The minute books and other corporate books and records of Seller and all of its Subsidiaries, as previously made available to Buyer (and as shall be delivered to Buyer at Closing), are true, correct, and complete in all respects.

Appendix A - 7

3.3 Ownership of Seller Subsidiaries

        Set forth on Schedule 3.3 is a list of the name, jurisdiction of incorporation, and percentage ownership of each direct or indirect Subsidiary of Seller. Seller Bank is Seller’s only Significant Subsidiary. Except for (x) capital stock of Subsidiaries of Seller, (y) securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, and (z) securities and other interests set forth on Schedule 3.3, Seller does not own or have the right to acquire, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, partnership, joint venture, or other organization, other than investment securities representing not more than 5% of any entity. The outstanding shares of capital stock or other ownership interests of each Subsidiary of Seller have been duly authorized and validly issued, are fully paid and nonassessable (except to the extent the stock of Seller Bank is assessable by the OCC pursuant to Section 55 of the National Bank Act, 12 U.S.C. § 1 et seq.), and are owned by Seller free and clear of all liens, claims, encumbrances, charges, pledges, restrictions, or rights of third parties of any kind whatsoever. No Rights are authorized, issued, or outstanding with respect to the capital stock or other ownership interests of any Subsidiary of Seller and there are no agreements, understandings, or commitments relating to the right of Seller to vote or to dispose of such capital stock or other ownership interests.

3.4 Organization, Standing, and Authority of Subsidiaries of Seller

    (a)        Seller Bank is a national banking association duly organized, validly existing, and in good standing under the laws of the United States of America pursuant to a charter issued by the OCC with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. Seller Bank is not required to be duly licensed or qualified to do business in any foreign jurisdiction. Seller Bank is a member of the Federal Reserve. The deposit accounts of Seller Bank are insured by the BIF to the maximum extent permitted by the FDIA, and Seller Bank has paid all deposit insurance premiums and assessments required by the FDIA and the regulations thereunder. Seller has delivered to Buyer true and complete copies of the Articles of Association and Bylaws of Seller Bank as in effect as of the date of this Agreement.

    (b)        Each Subsidiary of Seller, other than Gaylord Partners, Limited Partnership, is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan or the United States of America with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. No Subsidiary of Seller is required to be duly licensed or qualified to do business in any foreign jurisdiction. Gaylord Partners, Limited Partnership is a Michigan limited partnership duly organized, validly existing, and in good standing under the laws of the State of Michigan with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted.

3.5 Authorized and Effective Agreement; No Conflicts

    (a)        Each of Seller and Seller Bank has all requisite power and authority to enter into this Agreement and (subject to receipt of all Requisite Regulatory Approvals and, with respect to Seller, the approval of Seller’s shareholders of this Agreement) to perform all of their respective obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been approved by the Boards of Directors of Seller and Seller Bank and have been duly authorized and approved by all necessary corporate action in respect thereof on the part of Seller and Seller Bank, except for the approval of this Agreement by Seller’s shareholders. This Agreement has been duly and validly executed and delivered by Seller and Seller Bank and, assuming due authorization, execution, and delivery by Buyer, constitutes a legal, valid, and binding obligation of each of Seller and Seller Bank, enforceable against each of them in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and except to the extent such enforceability may be limited by laws relating to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b) or by the appointment of a conservator by the FDIC.

    (b)        Neither the execution and delivery of this Agreement, nor completion of the transactions contemplated hereby, nor compliance by Seller and Seller Bank with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of Seller or the equivalent documents of any Subsidiary of Seller, (ii) violate, conflict with, or result in a breach of any term, condition, or provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge, or encumbrance upon any property or asset of Seller or any Subsidiary of Seller pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which Seller or any Subsidiary of Seller is a party, or by which any of their respective properties or assets may be bound or affected, (iii) subject to receipt of all Requisite Regulatory Approvals and the requisite approval of the shareholders of Seller, violates any order, writ, injunction, decree, statute, rule, or regulation applicable to Seller or any Subsidiary of Seller, or (iv) result in termination or any impairment of any permit, license, franchise, contractual right, or other authorization maintained or required to be maintained by Seller or any of its Subsidiaries.

Appendix A - 8

    (c)        Except for (i) the Requisite Regulatory Approvals, (ii) the adoption of this Agreement and the approval of the Plan of Merger by the holders of a majority of the outstanding shares of Seller Stock, (iii) the filing of the Certificate of Merger with the Michigan Bureau in connection with the Corporate Merger, and (iv) review of the Corporate Merger by the DOJ under federal antitrust laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Seller or Seller Bank in connection with (x) the execution and delivery by Seller and Seller Bank of this Agreement, or (y) the completion of the Corporate Merger.

    (d)        As of the date of this Agreement, neither Seller nor Seller Bank is aware of any reasons relating to Seller or Seller Bank (including CRA compliance) why all Requisite Regulatory Approvals shall not be procured free of any conditions or requirements which could materially impair the value of Seller to Buyer.

3.6 Regulatory Reports

        Each of Seller and Seller Bank has duly filed with each Regulatory Authority and any other applicable Governmental Entity all reports, notices, and other documents required to be filed under applicable laws and regulations. All such reports were, in all material respects, complete and accurate and in compliance with the requirements of applicable laws and regulations. Except as set forth on Schedule 3.6, in connection with the most recent examinations of Seller and Seller Bank by the FRS and the OCC, neither Seller nor Seller Bank was required to correct or change any action, procedure, or proceeding which Seller or Seller Bank believes has not been corrected or changed as required.

3.7 Financial Statements

        Seller has previously delivered or made available to Buyer accurate and complete copies of the Seller Financial Statements, the audited portions of which are accompanied by the audit reports of Plante & Moran, PLLC, independent certified public accountants with respect to Seller. The Seller Financial Statements (i) are true, complete, and correct in all material respects, (ii) have been prepared in conformity with GAAP, consistently applied during the periods involved, except as stated therein, and (iii) fairly present the consolidated financial position and results of operations of Seller and its Subsidiaries, on a consolidated basis, on the dates and for the periods indicated therein. The Seller Financial Statements do not include any material assets or omit to state any material liability or other facts, the inclusion or omission of which renders the Seller Financial Statements, in light of the circumstances under which they were made, misleading in any material respect. The audits of Seller and its Subsidiaries have been conducted, in all material respects, in accordance with generally accepted auditing standards. The books and records of Seller and its Subsidiaries are being maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect all dealings and transactions in respect of the business, assets, liabilities, and affairs of Seller and its Subsidiaries.

3.8 Material Adverse Change

        Except as set forth on Schedule 3.8, since December 31, 2002, (i) Seller and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding for the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby), and (ii) no event has occurred or circumstance arisen that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Seller.

3.9 Environmental Matters

    (a)        Seller and its Subsidiaries are in compliance with all Environmental Laws with respect to real estate owned or occupied by Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries has received any communication alleging that Seller or any such Subsidiary is not in such compliance and, to the best knowledge of Seller, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

Appendix A - 9

    (b)        To the best of Seller’s knowledge, none of the properties owned or occupied by Seller or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law.

    (c)        There are no past or present actions, activities, circumstances, conditions, events, or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Law against Seller or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim Seller or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

    (d)        Except as set forth on Schedule 3.9, Seller has not conducted any environmental studies during the past five (5) years with respect to any properties owned or occupied by Seller or any of its Subsidiaries. Seller has delivered to Buyer true, correct, and complete copies of all reports and studies listed on Schedule 3.9.

3.10 Tax Matters

    (a)        Seller and its Subsidiaries have timely filed all federal, state, and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property, and other tax returns, including the Michigan Single Business Tax returns, required by applicable law to be filed by them (including estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither Seller nor any of its Subsidiaries will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

    (b)        All federal, state, and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property, and other tax returns filed by Seller and its Subsidiaries are complete and accurate in all material respects. Neither Seller nor any of its Subsidiaries is delinquent in the payment of any tax, assessment, or governmental charge or has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof. There are currently no agreements in effect with respect to Seller or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any tax. As of the date of this Agreement, no audit, examination, or deficiency or refund litigation with respect to any such return is pending or, to the best of Seller’s knowledge, threatened.

    (c)        Neither Seller nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation or sharing of taxes, (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Seller or any of its Subsidiaries (nor does Seller have any knowledge that the IRS has proposed any such adjustment or change of accounting method), or (iii) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

3.11 Legal Proceedings

        Except as set forth on Schedule 3.11, there are no actions, suits, claims, governmental investigations, or proceedings instituted, pending or, to the best knowledge of Seller, threatened (or unasserted but considered probable of assertion and which, if asserted, would have at least a reasonable probability of an unfavorable outcome) against Seller or any of its Subsidiaries or against any asset, interest, or right of Seller or any of its Subsidiaries, or against any officer, director, or employee of any of them. Neither Seller nor any of its Subsidiaries is a party to any order, judgment, or decree that is reasonably likely to have a Material Adverse Effect on Seller. A copy of each audit letter response received by Seller from any attorneys for Seller or any of its Subsidiaries in connection with the preparation of Seller’s financial statements or otherwise since December 31, 2001, relating to any litigation pending as of the date of this Agreement to which Seller or any of its Subsidiaries is a party and which deems Seller or any of its Subsidiaries as a defendant or cross-defendant, and a brief summary report of any such litigation that is not discussed in any such audit letter responses, are attached to Schedule 3.11.

Appendix A - 10

3.12 Compliance with Laws

    (a)        Each of Seller and its Subsidiaries has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted. All such permits, licenses, certificates of authority, orders, and approvals are in full force and effect and will not be adversely affected by virtue of the completion of the Corporate Merger. To the best knowledge of Seller, no suspension or cancellation of any of the same is threatened.

    (b)        Neither Seller nor any of its Subsidiaries is in violation of its respective Articles of Incorporation, Bylaws, or other charter documents, or in material violation of any applicable federal, state, or local law or ordinance or any order, rule, or regulation of any Governmental Entity (including all regulatory capital requirements), truth-in-lending, usury, fair credit reporting, equal credit opportunity, community reinvestment, redlining, loan insurance and guarantee programs, consumer protection, securities, safety, health, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations, or in default with respect to any order, writ, injunction, or decree of any court, or in default under any order, license, regulation, or demand of any Governmental Entity, except as set forth on Schedule 3.12(b). Neither Seller nor any of its Subsidiaries has received any notice or communication from any Governmental Entity asserting that Seller or any of its Subsidiaries is in violation of any of the foregoing, except as set forth on Schedule 3.12(b). Except as set forth on Schedule 3.12(b), neither Seller nor any of its Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding, or written commitment (other than those of general applicability issued by Governmental Entities), and none of them has received any written communication requesting that it enter into any of the foregoing or that any existing item listed on Schedule 3.12(b) will be amended or modified in any way. Seller has delivered true and complete copies of each item listed on Schedule 3.12(b) to Buyer. Except as set forth on Schedule 3.12(b), Seller and each of its Subsidiaries are in compliance with each item listed on Schedule 3.12(b).

3.13 Certain Information

        None of the information relating to Seller or any of its Subsidiaries in the Proxy Statement, as of the date such Proxy Statement is mailed to shareholders of Seller and up to and including the date of the meeting of shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date. Neither this Agreement nor any schedule, statement, list, certificate, or other written information furnished or to be furnished by Seller in connection with this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

3.14 Employee Benefit Plans

    (a)        Set forth on Schedule 3.14 is a list of all Seller Employee Plans. Seller has delivered to Buyer accurate and complete copies of each of such Seller Employee Plans (including amendments and agreements relating thereto) together with, in the case of tax-qualified plans, (i) the most recent financial reports prepared with respect thereto, (ii) the most recent annual reports filed with any Governmental Entity with respect thereto, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain thereto.

    (b)        Neither Seller nor any of its Subsidiaries has maintained a defined benefit pension plan, as defined in ERISA §3(35), since 1990, and any such defined pension plans maintained before that date have been terminated and liquidated in compliance with procedures imposed by the Code and ERISA. Seller has furnished Buyer with applicable letters from the IRS and the PBGC.

    (c)        Neither Seller nor any of its Subsidiaries participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

    (d)        Seller has applied for but has not yet received a determination letter from the IRS with respect to each Seller Employee Plan that is intended to qualify under Section 401 of the Code to the effect that such Seller Employee Plan and associated trust include all applicable provisions required by the Code and that the trust associated with such Seller Employee Plan is exempt from tax under Section 501 of the Code. Seller does not know of any ground on which such letter would not be issued. Neither Seller nor any of its Subsidiaries has any liability under any such Seller Employee Plans that is not reflected in the Seller Financial Statements, other than liabilities incurred in the ordinary course of business in connection therewith subsequent to the date thereof.

Appendix A - 11

    (e)        No transaction prohibited by Section 406 of ERISA (and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Seller Employee Plan that would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code or otherwise have a Material Adverse Effect on Seller.

    (f)        Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date of this Agreement, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date of this Agreement and prior to the Effective Time, under the terms of each Seller Employee Plan or ERISA.

    (g)        The Seller Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings, and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. All contributions required to be made to Seller Employee Plans as of the date of this Agreement have been made, and all contributions required to be made to Seller Employee Plans as of the Effective Time will have been made as of such time.

    (h)        There are no pending or, to the best knowledge of Seller, threatened claims (other than routine claims for benefits) by, on behalf of, or against any Seller Employee Plans or any trust related thereto or any fiduciary thereof. No administrative investigation, audit or other administrative proceeding by the United States Department of Labor, the PBGC, the IRS or other Federal or state governmental agencies are pending, in progress, or, to the best of Seller’s knowledge, threatened.

3.15 Certain Contracts

    (a)        Except as set forth on Schedule 3.15(a), neither Seller nor any of its Subsidiaries is a party to, is bound or affected by, receives, or is obligated to pay, benefits under (i) any agreement, arrangement, or commitment, including any agreement, indenture, or other instrument, relating to the borrowing of money by Seller or any of its Subsidiaries (other than, in the case of Seller Bank, deposits, FHLB advances, federal funds purchased, and securities sold under agreements to repurchase in the ordinary course of business) or the guarantee by Seller or any of its Subsidiaries of any obligation, other than by Seller Bank in the ordinary course of its banking business; (ii) any agreement, arrangement, or commitment relating to the employment of a consultant or the employment, election, or retention in office of any present or former director, officer, or employee of Seller or any of its Subsidiaries; (iii) any agreement, arrangement, or understanding (other than as set forth in this Agreement) pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer, or employee of Seller or any of its Subsidiaries upon execution of this Agreement or upon or following completion of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement, or understanding pursuant to which Seller or any of its Subsidiaries is obligated to indemnify any director, officer, employee, or agent of Seller or any of its Subsidiaries, other than as set forth in Seller Employee Plans and in the Articles of Incorporation and Bylaws of Seller and its Subsidiaries; (v) any agreement, arrangement, or understanding to which Seller or any of its Subsidiaries is a party or by which any of the same is bound that limits the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any person; (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order, or condition of any regulatory order or decree with or by any Regulatory Authority (other than those of general applicability); (vii) any bonus, pension, profit sharing, retirement, stock option, stock purchase, hospitalization, insurance, or other similar plan providing for benefits for any current or former employees. officers, or directors of Seller or any of its Subsidiaries; (viii) any lease, installment purchase agreement, or other contract with respect to any property (whether real or personal or mixed) used or proposed to be used in Seller’s or any of its Subsidiaries’ operations; (ix) any contract or agreement for the purchase or disposition of material, supplies, equipment, or services that has a remaining term in excess of one year or that requires aggregate expenditures in excess of $10,000 in any consecutive 12-month period of the contract; (x) any contract or agreement that by its terms requires the consent of any party thereto to the consummation of the transactions contemplated by this Agreement; or (xi) any contract, except ordinary and customary banking relationships, with any executive officer, director, or holder of more than 5% of outstanding Seller Stock.

Appendix A - 12

    (b)        Except as set forth on Schedule 3.15(b), neither Seller nor any of its Subsidiaries is in default or in non-compliance under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its assets, business, or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise, and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default or non-compliance.

    (c)        Each of Seller and its Subsidiaries has all licenses and approvals required by contracts with third parties that are required in order to permit each to carry on its business as it is presently being conducted.

3.16 Brokers and Finders

        Except for payments due to Donnelly Penman & Partners for services rendered in connection with the transactions contemplated by this Agreement, which payments do not and will not exceed $221,000, neither Seller nor any of its Subsidiaries nor any of their respective directors, officers, or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

3.17 Insurance

        Set forth on Schedule 3.17 is an accurate and complete list (including the name of the insurer and the amounts, types, and dates of coverage) of each insurance policy that covers Seller and/or any of its Subsidiaries and/or any of their respective businesses, properties, assets, directors, or employees (including self-insurance). All of such policies are in full force and effect, all premiums due to date on such policies have been paid, and Seller and each of its Subsidiaries is otherwise in compliance in all material respects with the terms and provisions of such policies. Such policies, with respect to their amounts and types of coverage, are adequate to insure fully against risks to which Seller and its Subsidiaries and their respective properties and assets have been normally exposed in the ordinary course of business. Each of Seller and its Subsidiaries has maintained all insurance required by applicable laws and regulations.

3.18 Properties

        Schedule 3.18 contains a list of all real property owned, leased, or occupied by Seller or any of its Subsidiaries. All such real property and all personal property owned or used by Seller or any of its Subsidiaries in its respective business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Seller and its Subsidiaries in the ordinary course of business consistent with their past practices. Seller and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities (other than equities of redemption under applicable foreclosure laws), to all of its properties and assets, real and personal, except (i) liens for current taxes not yet due or payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title that, individually and on an aggregate basis, are not likely to have a Material Adverse Effect on Seller, and (iv) as reflected in the Seller Financial Statements. All real and personal property that is material to Seller’s business and the business of its Subsidiaries on a consolidated basis and leased or licensed by Seller or any of its Subsidiaries is held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms. All rents and other amounts due under such leases and licenses have been paid; neither Seller nor any of its Subsidiaries is in material default in any of their covenants or obligations under any such lease or license; all such leases and licenses are unmodified and in full force and effect; and none of such leases or licenses will terminate or lapse prior to the Effective Time. All improved real property owned or leased by Seller or any of its Subsidiaries is in compliance with all applicable zoning laws. Seller is currently insured under owner’s title insurance policies showing title in Seller or one of its Subsidiaries for all real estate owned by Seller or any of its Subsidiaries in amounts not less than the purchase price as of the time such property was acquired.

3.19 Labor

        No work stoppage involving Seller or any of its Subsidiaries is pending or, to the best knowledge of Seller, threatened. Neither Seller nor any of its Subsidiaries is involved in or, to the best knowledge of Seller, threatened with or affected by, any labor dispute, arbitration, lawsuit, or administrative proceeding involving the employees of Seller or any of its Subsidiaries. No employees of Seller or any of its Subsidiaries are represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the best of Seller’s knowledge, there have been no efforts to unionize or organize any employees of Seller or any of its Subsidiaries during the past five years.

Appendix A - 13

3.20 Allowance for Loan Losses; Loan Guarantees

        In the opinion of Seller’s management and to the best of Seller’s knowledge, the allowances for loan losses reflected on Seller’s consolidated statements of financial condition included in the Seller Financial Statements have been calculated, in all material respects, as of their respective dates, in a manner consistent with the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans, net of recoveries. The real estate owned reflected in the Seller Financial Statements is carried at the lower of cost or fair value, less estimated costs to sell, as required by GAAP. To the best of Seller’s knowledge, all material guarantees of indebtedness owed to Seller or any of its Subsidiaries, including, but not limited to, those of the Federal Housing Administration, the Small Business Administration, the Farmers Home Administration, or other federal agencies, are valid and enforceable in accordance with their respective terms.

3.21 Material Interests of Certain Persons

        No officer or director of Seller or any of its Subsidiaries or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such person has any material interest in any material contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Seller or any of its Subsidiaries.

3.22 No Undisclosed Liabilities

        Neither Seller nor any of its Subsidiaries has any liabilities, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due, including any liability for taxes (and there is no past or present fact, situation, circumstance, condition, or other basis for any present or future action, suit, proceeding, hearing, charge, complaint, claim, or demand against Seller or any of its Subsidiaries giving rise to any such liability) except and to the extent (i) reflected, disclosed, or provided for in the Seller Financial Statements, (ii) of liabilities incurred in the ordinary course of business since the date of this Agreement, and (iii) of liabilities incurred in connection with completion of the transactions contemplated by this Agreement.

3.23 Loan Portfolio

        To the best of Seller’s knowledge, except as set forth on Schedule 3.23, all loans and discounts shown on the Seller Financial Statements or that were entered into after the date of the most recent balance sheet included in the Seller Financial Statements were and shall be made for good, valuable, and adequate consideration in the ordinary course of the business of Seller and its Subsidiaries, in accordance with sound banking practices, and are not subject to any known defenses, set-offs, or counter-claims, including any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, solvency, or similar laws or by general principles of equity. To the best of Seller’s knowledge, except as set forth on Schedule 3.23, the notes or other evidence of indebtedness evidencing such loans and all forms of pledges, mortgages, and other collateral documents and security agreements are valid, true, and genuine and perfected and what they purport to be. Seller and its Subsidiaries have complied and shall, prior to the Effective Time, comply with all material laws and regulations relating to such loans.

3.24 Investment Portfolio

        All investment securities held by Seller or any of its Subsidiaries, as reflected in the consolidated balance sheets of Seller included in the Seller Financial Statements, are carried in accordance with GAAP, specifically including but not limited to, Financial Accounting Standard 115.

3.25 Interest Rate Risk Management Instruments

        Schedule 3.25 sets forth a list of all interest rate swaps, caps, floors, option agreements, or other interest rate risk management arrangements or agreements to which Seller or any of its Subsidiaries is a party or has any obligations or rights. All such arrangements and agreements were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations, and policies and with counter parties believed to be financially responsible at the time and are legal, valid, and binding obligations of Seller or its Subsidiary in force in accordance with their terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws affecting the enforceability of creditors rights generally from time to time and effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion), and are in full force and effect. Seller and its Subsidiaries have duly performed all of their respective obligations thereunder to the extent that such obligations to perform have accrued; and, to the best of Seller’s knowledge, there are no breaches, violations, or defaults or allegations or assertions of such by any party thereunder.

Appendix A - 14

3.26 Conduct of Business; Interim Events

        Since December 31, 2002, Seller and its Subsidiaries have conducted their respective businesses only in the ordinary course of business. Since September 30, 2003, neither Seller nor any of its Subsidiaries has paid or declared any dividend or made any other distribution to shareholders or taken any action which, if taken after the date of this Agreement, would require the prior written consent of Buyer pursuant to Section 5.7 below.

3.27 Duties as Fiduciary

        Seller Bank, in its capacity as trustee, escrow agent, executor, administrator, custodian, guardian, receiver, or other fiduciary, has performed all of its material duties in accordance with all legal standards applicable to such duties, whether imposed by contract, statute, or common law.

3.28 Community Reinvestment Act Compliance

        Neither Seller nor Seller Bank has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Seller Bank has received a CRA rating of satisfactory or better from the FDIC. Seller knows of no fact or circumstance or set of facts or circumstances that would cause Seller Bank to fail to comply with such provisions or to cause the CRA rating of Seller Bank to fall below satisfactory.

3.29 Disclosure of Deeds, Leases, Agreements, Etc.

        Seller has furnished to Buyer true and complete copies of the following documents:

    (a)        Deeds or other relevant title documents relating to all real estate currently owned by Seller or any of its Subsidiaries in the conduct of their businesses and a complete and correct list of all items of personal property which had a net after depreciation book value in excess of $10,000 as of December 31, 2002, reflected in the books and records of Seller as being owned by Seller or any of its Subsidiaries (including those reflected in the balance sheet of Seller as of December 31, 2002, except as since disposed of in the ordinary course of business).

    (b)        All leases pursuant to which Seller or any of its Subsidiaries leases real or personal property, excepting leases as to personal property under which the aggregate lease payments do not exceed $10,000 for the current term of the lease.

    (c)        (i) All contracts and agreements with respect to any real property used or proposed to be used in the operations of Seller or any of its Subsidiaries which obligate Seller or any of its Subsidiaries to make aggregate annual payments in excess of $10,000 or are not terminable at least annually without penalty; (ii) all material data processing agreements, service agreements, consulting agreements, or any similar arrangements not terminable by Seller or any of its Subsidiaries upon thirty (30) days or less notice without penalties; and (iii) all contracts or agreements for the purchase or disposition of material, equipment, supplies, or other personal property or the purchase of services which obligate Seller or any of its Subsidiaries to make aggregate payments in excess of $10,000 or are not terminable at least annually without penalty.

    (d)        All material policies of insurance maintained by Seller or any of its Subsidiaries with respect to assets, properties, premises, operations, or personnel, and copies of the most recent insurance audit, review, or report, if any.

    (e)        The charter of Seller Bank and the Articles of Incorporation of Seller and its other Subsidiaries, together with their respective Bylaws, including all amendments to date.

Appendix A - 15

3.30 Charter Provisions

        Seller has taken all action so that the entering into of this Agreement and the consummation of the Corporate Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any person under the governing documents of Seller or any of its Subsidiaries or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Seller that may be directly or indirectly acquired or controlled by Buyer or any of its Subsidiaries.

3.31 Names; Predecessors

        Schedule 3.31 contains a list of all names currently or previously used by either Seller or Seller Bank or under which either of them has conducted business. Schedule 3.31 contains a list of all predecessor companies of Seller or Seller Bank.

3.32 Director Health Care Plan

        Schedule 3.32 sets forth an accurate description of the Director Health Care Plan and contains a list of all documents that contain the terms of such Director Health Care Plan or that are otherwise binding on Seller or Seller Bank with respect to such Director Health Care Plan. Also set forth on Schedule 3.32 is a list of all persons that are or may become entitled to receive any benefits pursuant to such Director Health Care Plan. As of Closing, neither Seller nor Seller Bank will have any liability of any nature with respect to such Director Health Care Plan.

3.33 Securities Documents

        Seller has timely filed with the SEC all Securities Documents required by the Securities Laws. Such Securities Documents complied in all material respects with the Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Seller has otherwise materially complied with all Securities Laws.

3.34 Preferred Securities Issued by Subsidiary

        All preferred securities issued by Gaylord Partners, Limited Partnership, were issued in material compliance with all applicable laws, rules, and regulations. Neither Seller; Gaylord Partners, Limited Partnership; or any other party is in default under the Limited Partnership Agreement for Gaylord Partners, Limited Partnership, nor any other document, agreement, or instrument related to the issuance by Gaylord Partners, Limited Partnership of its preferred securities or the issuance by Seller of the related subordinated debenture to Gaylord Partners, Limited Partnership. Except as set forth on Schedule 3.34, Gaylord Partners, Limited Partnership has paid all interest, dividends, and/or other distributions payable with respect to its preferred securities.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to Seller as follows:

4.1 Organization, Standing, and Authority of Buyer

        Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan, with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer.

4.2 Organization, Standing, and Authority of Buyer Bank

        Buyer Bank is a banking corporation, duly organized, validly existing, and in good standing under the laws of the State of Michigan, with full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification. The deposit accounts of Buyer Bank are insured by the BIF to the maximum extent permitted by the FDIA, and Buyer Bank has paid all deposit insurance premiums and assessments required by the FDIA and the regulations thereunder.

Appendix A - 16

4.3 Authorized and Effective Agreement

    (a)        Buyer has all requisite power and authority to enter into this Agreement and (subject to receipt of all Requisite Regulatory Approvals) to perform all of its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been deemed advisable by the Board of Directors of Buyer and duly authorized and approved by all necessary corporate action in respect thereof on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due authorization, execution, and delivery by Seller and Seller Bank, constitutes a legal, valid, and binding obligation of Buyer, enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

    (b)        Neither the execution and delivery of this Agreement nor completion of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of Buyer or the equivalent documents of any of Buyer’s Subsidiaries, (ii) violate, conflict with, or result in a breach of any term, condition, or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge, or encumbrance upon any property or asset of Buyer or any of its Subsidiaries pursuant to any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all Requisite Regulatory Approvals and the requisite approval of the shareholders of Seller, violates any order, writ, injunction, decree, statute, rule, or regulation applicable to Buyer, or (iv) results in termination or any impairment of any permit, license, franchise, contractual right, or other authorization maintained or required to be maintained by Buyer or any of its Subsidiaries.

    (c)        Except for (i) the Requisite Regulatory Approvals, (ii) the filing of the Certificate of Merger with the Michigan Bureau in connection with the Corporate Merger, and (iii) review of the Corporate Merger by the DOJ under federal antitrust laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Buyer in connection with (x) the execution and delivery by Buyer of this Agreement, or (y) the completion of the Corporate Merger.

    (d)        As of the date of this Agreement, Buyer is not aware of any reason relating to Buyer (including CRA compliance) why all Requisite Regulatory Approvals shall not be procured.

    (e)        No vote of the stockholders of Buyer is required by law, Buyer’s Restated Articles of Incorporation, Buyer’s bylaws, or otherwise to approve this Agreement and the Corporate Merger.

4.4 Regulatory Reports

    (a)        Buyer has timely filed with the SEC and the NASD all Securities Documents required by the Securities Laws, and such Securities Documents complied in all material respects with the Securities Laws and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer has otherwise materially complied with all Securities Laws.

    (b)        Buyer has duly filed with the FRS and the Commissioner and any other applicable Regulatory Authority the reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations. In connection with the most recent examinations of Buyer by the FRS and Commissioner, Buyer was not required to correct or change any action, procedure or proceeding which has not been corrected or changed as required.

Appendix A - 17

4.5 Material Adverse Change

        Since December 31, 2003, except as disclosed in Securities Documents filed by Buyer and except for Buyer’s agreement to acquire Midwest Guaranty Bancorp, Inc. pursuant and subject to an Agreement and Plan of Merger dated February 4, 2004, (i) Buyer and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby), and (ii) no event has occurred or circumstance arisen that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Buyer.

4.6 Legal Proceedings

        There are no actions, suits, claims, governmental investigations, or proceedings instituted, pending, or, to the best knowledge of Buyer, threatened against Buyer or any of its Subsidiaries or against any asset, interest, or right of Buyer or any of its Subsidiaries, or against any officer, director, or employee of any of them that are reasonably likely to have a Material Adverse Effect on Buyer. Neither Buyer nor any of its Subsidiaries is a party to any order, judgment, or decree that is reasonably likely to have a Material Adverse Effect on Buyer.

4.7 Certain Information

        None of the information relating to Buyer and its Subsidiaries supplied or to be supplied by them for inclusion in the Proxy Statement, as of the date such Proxy Statement is mailed to shareholders of Seller and up to and including the date of the meeting of shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

4.8 Financial Statements

        The Buyer Financial Statements (i) are true, complete, and correct in all material respects, (ii) have been prepared in conformity with GAAP, consistently applied during the periods involved, except as stated therein, and (iii) fairly present the consolidated financial position and results of operations of Buyer and its Subsidiaries, on a consolidated basis, on the dates and for the periods indicated therein. The Buyer Financial Statements do not include any material assets or omit to state any material liability or other facts, the inclusion or omission of which renders the Buyer Financial Statements, in light of the circumstances under which they were made, misleading in any material respect. The audits of Buyer and its Subsidiaries have been conducted, in all material respects, in accordance with generally accepted auditing standards.

4.9 Community Reinvestment Act Compliance

        Neither Buyer nor Buyer Bank has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Buyer Bank has received a CRA rating of satisfactory or better from the FDIC. Buyer knows of no fact or circumstance or set of facts or circumstances that would cause Buyer Bank to fail to comply with such provisions or to cause the CRA rating of Buyer Bank to fall below satisfactory.

4.10 Financing

        Buyer has and as of the Effective Time will have sufficient cash and a sufficient number of authorized but unissued shares of Buyer Stock to make the payments of the Per Share Stock Consideration (and cash in lieu of fractional shares of Buyer Stock) for each outstanding share of Seller Stock.

4.11 Capital Structure

        The authorized capital stock of Buyer consists of 30,000,000 shares of Buyer Stock and 200,000 shares of preferred stock (no par value), which are the only classes of capital stock that Buyer is authorized to issue. As of December 31, 2003, 19,568,867 shares of Buyer Stock were issued and outstanding. Buyer has not issued any shares of preferred stock. There are no other shares of stock of Buyer outstanding. All issued and outstanding shares of Buyer Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Buyer Stock have been issued in violation of the preemptive rights of any person, firm, or entity. Except as disclosed in Securities Documents filed by Buyer, there are no Rights authorized, issued, or outstanding with respect to the capital stock of Buyer as of the date of this Agreement. Buyer has not established a record date for any stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction that has not become effective prior to the date of this Agreement. The shares of Buyer to be issued pursuant to the Corporate Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

Appendix A - 18

ARTICLE V
COVENANTS

5.1 Reasonable Best Efforts

        Subject to the terms and conditions of this Agreement, each of the Parties (i) shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under applicable laws and regulations so as to permit and otherwise enable completion of the Corporate Merger as promptly as reasonably practicable, and (ii) shall cooperate fully with each other to that end.

5.2 Registration Statement; Proxy Statement and Prospectus

        As soon as practicable after execution of this Agreement, Buyer shall file a Registration Statement with the SEC on an appropriate form under the Securities Act and shall use its reasonable efforts to cause the Registration Statement to become effective under the Securities Act, and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same and take any action required to be taken under applicable state securities laws in connection with the issuance of the shares of Buyer Stock upon consummation of the Corporate Merger. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” Seller and Seller Bank shall furnish all information concerning it and its shareholders as Buyer may reasonably request in connection with the preparation of the Registration Statement. In advance of filing the Registration Statement, Buyer shall provide Seller and its counsel with a copy of the Registration Statement and thereafter shall promptly advise Seller and its counsel of any material communication received by Buyer or its counsel from the SEC with respect to the Registration Statement.

5.3 Shareholder Meeting

        Seller shall take all action necessary to properly call and convene a meeting of its shareholders as soon as practicable after the date of this Agreement to consider and vote upon this Agreement and the transactions contemplated hereby (the “Shareholders Meeting”). The Board of Directors of Seller shall recommend that the shareholders of Seller approve this Agreement and the transactions contemplated hereby, provided, however, that nothing in this Agreement shall prevent the Board of Directors of Seller from withholding, withdrawing, amending, or modifying its recommendation if the Board of Directors reasonably believes, upon the written opinion of its legal counsel, that such action is required in order for the directors to comply with their fiduciary duties to the shareholders of Seller. Buyer shall cooperate with Seller in the preparation of the Proxy Statement relating to the meeting of shareholders of Seller. In advance of distributing its Proxy Statement to its shareholders, Seller shall provide Buyer and its counsel with a copy of the Proxy Statement and provide a reasonable opportunity for Buyer to comment thereon. Seller shall use its reasonable best efforts to have the Proxy Statement approved for mailing in definitive form as promptly as practicable and thereafter Seller shall promptly mail to its shareholders the Proxy Statement.

5.4 Regulatory Matters

    (a)        The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file, within thirty (30) days after the date of this Agreement or as soon thereafter as is reasonably practicable, all necessary documentation to obtain all Requisite Regulatory Approvals and all permits, consents, approvals, and authorizations of any other third parties that are necessary or advisable to consummate the transactions contemplated by this Agreement. Buyer and Seller shall have the right to review in advance, and to the extent practicable each will consult with the other on (in each case subject to applicable laws relating to the exchange of information), all the information which appears in any filing made with or written materials submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. Notwithstanding the foregoing, Buyer shall be primarily responsible for and shall bear all expenses in connection with preparing and filing all applications for the Requisite Regulatory Approvals.

Appendix A - 19

    (b)        Buyer and Seller shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, and officers, the shareholders of Seller, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of Buyer, Buyer Bank, Seller, or Seller Bank to any Governmental Entity in connection with the transactions contemplated hereby.

    (c)        Buyer and Seller shall promptly furnish each other with copies of written communications received by Buyer or Seller, as the case may be, or any of their respective Subsidiaries from, or delivered by, any of the foregoing to any Governmental Entity in respect of the transactions contemplated hereby.

5.5 Investigation and Confidentiality

    (a)        Seller shall permit Buyer and its representatives reasonable access to the properties and personnel of Seller and its Subsidiaries and shall disclose and make available to Buyer and its representatives, upon Buyer’s reasonable request, all books, papers, and records relating to the assets, stock ownership, properties, operations, obligations, and liabilities of Seller and its Subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and shareholders, organizational documents, bylaws, material contracts and agreements, filings with any Governmental Entity, accountants’ work papers, litigation files, loan files, plans affecting employees, and any other business activities or prospects in which Buyer may have a reasonable interest, provided that such access and any such reasonable request shall be reasonably related to the transactions contemplated hereby and, in the reasonable opinion of Seller, will not unduly interfere with normal operations or constitute a waiver of the attorney-client privilege. Seller and its Subsidiaries shall make their respective directors, officers, employees, agents, and authorized representatives (including counsel and independent public accountants) available to confer with Buyer and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and, in the reasonable opinion of Seller, will not unduly interfere with normal operations or constitute a waiver of the attorney-client privilege. Representatives of Buyer or Buyer Bank shall be given notice of and shall be entitled to attend meetings of the Boards of Directors of Seller and Seller Bank after the date of this Agreement, provided, that the Chairman of such meetings shall be entitled to exclude such representatives of Buyer or Buyer Bank from discussions at such meetings, if the Board of Directors determines, consistent with the exercise of its fiduciary duties, that it is in the best interests of Seller and its shareholders to exclude such representatives.

    (b)        All information furnished in connection with the transactions contemplated by this Agreement or pursuant to this Agreement shall be treated as the sole property of the Party furnishing the information until completion of the Corporate Merger and, if the Corporate Merger shall not occur, the Party receiving the information shall either destroy or return to the Party that furnished such information all documents or other materials containing, reflecting, or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for five (5) years from the date this Agreement is terminated but shall not apply to (i) any information which (x) the Party receiving the information can establish was already in its possession prior to the disclosure thereof by the Party furnishing the information; (y) was then generally known to the public; or (z) became known to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction, provided that the Party that is the subject of any such legal requirement or order shall use its best efforts to give the furnishing Party at least ten business days prior notice thereof.

5.6 Press Releases

        Each of the Parties agrees that it will not issue any press release or make any public disclosure related to this Agreement or the Corporate Merger without obtaining the prior written consent of the other Parties, provided, however, that nothing contained herein shall prohibit any party, following notification to the other Parties, from making any disclosure that is required by law or regulation. The only person authorized to give the consent required by this Section 5.6 on behalf of Seller and Seller Bank is William A. Kirsten. The only person authorized to give the consent required by this Section 5.6 on behalf of Buyer is Charles C. Van Loan.

Appendix A - 20

5.7 Business of the Parties

    (a)        During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer, which consent shall not be unreasonably withheld, Seller and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. During such period, Seller will use all reasonable efforts to (x) preserve its business organization and that of each of its Subsidiaries intact, (y) keep available to itself and Buyer the present services of the employees of Seller and each of its Subsidiaries, and (z) preserve for itself and Buyer the goodwill of the customers of Seller and each of its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, except with the prior written consent of Buyer, which consent shall not be unreasonably withheld, and except as expressly contemplated in this Agreement, between the date of this Agreement and the Effective Time, Seller shall not, and shall cause each of its Subsidiaries not to:

(i) declare, set aside, make, or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of Seller Stock;

    (ii)        issue any shares of its capital stock; issue, grant, modify, or authorize any Rights; purchase or redeem any shares of Seller Stock; or effect any recapitalization, reclassification, stock dividend, stock split, or like change in capitalization;

    (iii)        amend its Articles of Incorporation, Bylaws, or similar organizational documents; impose, or suffer the imposition, on any share of stock or other ownership interest held by Seller in a Subsidiary of any lien, charge, or encumbrance or permit any such lien, charge, or encumbrance to exist; or waive or release any material right or cancel or compromise any material debt or claim;

    (iv)        increase the rate of compensation of any of its directors, officers, or employees, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to, any of its directors, officers, or employees other than in the ordinary course of business and in accordance with past practice; or enter into or amend any employment or consulting agreement or extend the term of or renew any existing employment or consulting agreement;

    (v)        enter into or, except as may be required by law and for amendments contemplated by this Agreement, modify any Seller Employee Plan or other employee benefit, incentive, or welfare contract, plan, or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers, or employees;

    (vi)        without consultation with Buyer (which shall not be construed to require Buyer’s consent), with respect to any customer relationship (which for purposes hereof shall include the customer and any person attributed to such customer when computing the limitation on loans to a single borrower under the terms of Buyer’s loan policy as disclosed to Seller), originate, renew, refinance, or purchase any loan in excess of $150,000 with respect to loans secured by one-to-four-family properties, excluding loans purchased by Freddie Mac; or in excess of $250,000 with respect to commercial loans;

    (vii)        enter into (w) any transaction, agreement, arrangement, or commitment not made in the ordinary course of business, (x) any agreement, indenture, or other instrument relating to the borrowing of money by Seller or any of its Subsidiaries or guarantee by Seller or any of its Subsidiaries of any such obligation, except in the case of Seller Bank for deposits, FHLB advances, federal funds purchased, and securities sold under agreements to repurchase in the ordinary course of business consistent with past practice, (y) any agreement, arrangement, or commitment relating to the employment of an employee or consultant, or amend any such existing agreement, arrangement, or commitment, provided that Seller and Seller Bank may employ an employee in the ordinary course of business if the employment of such employee is terminable by Seller or Seller Bank at will without liability, other than as required by law; or (z) any contract, agreement, or understanding with a labor union;

    (viii)        change its method of accounting in effect for the year ended December 31, 2002, except as required by changes in laws or regulations or GAAP, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for such year, except as required by changes in laws or regulations;

Appendix A - 21

    (ix)        make any capital expenditures in excess of $10,000 individually or $25,000 in the aggregate, other than (a) in the ordinary course of business, (b) in connection with the transactions contemplated by this Agreement, (c) pursuant to binding commitments disclosed on Schedule 3.15 and are existing on the date of this Agreement, and (d) expenditures necessary to maintain existing assets in good repair; or enter into any new lease or lease renewal of real property or any new lease or lease renewal of personal property providing for annual payments exceeding $5,000;

(x) file any applications or make any contract with respect to branching or site location or relocation;

    (xi)        except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three (3) years or less, or commercial paper, agreements to repurchase or federal funds, which in all cases shall have maturities of ninety (90) days or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly owned Subsidiary of Seller, or otherwise acquire direct or indirect control over any person, other than in connection with foreclosures or other repossessions in the ordinary course of business;

    (xii)        enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

    (xiii)        except as necessitated in the reasonable opinion of Seller due to changes in interest rates, and in accordance with safe and sound banking practices, change or modify in any material respect any of its lending or investment policies, except to the extent required by law or an applicable regulatory authority;

    (xiv)        except as necessitated in the reasonable opinion of Seller due to changes in interest rates, and in accordance with safe and sound banking practices, enter into any futures contract, option contract, interest rate caps, interest rate floors, interest rate exchange agreement, or other agreement for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

    (xv)        take any action that would result in any of the representations and warranties of Seller or Seller Bank contained in this Agreement not to be true and correct at the Effective Time or that would cause any of the conditions precedent to effect closing of the transactions contemplated by this Agreement not to be satisfied;

(xvi) take any action that would materially impede or delay the completion of the Corporate Merger or the ability of any Party to perform its covenants and agreements under this Agreement;

    (xvii)        materially increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices or to reflect changes in market interest rates; or

(xviii) agree to do any of the foregoing.

    (b)        Seller shall promptly notify Buyer in writing of the occurrence of any matter or event known to and involving Seller or any of its Subsidiaries that would have, either individually or in the aggregate, a Material Adverse Effect on Seller.

    (c)        Except with the prior written consent of Seller, or as required by applicable law or any rule, regulation, order, or directive of any Governmental Entity, or as expressly contemplated hereby, between the date of this Agreement and the Effective Time, Buyer shall not, and shall cause each of its Subsidiaries not to:

    (i)       take any action that would result in any of the representations and warranties of Buyer contained in this Agreement not to be true and correct at the Effective Time or that would cause any of the conditions precedent to effect closing of the transactions contemplated by this Agreement not to be satisfied;

Appendix A - 22

(ii) take any action that would materially impede or delay the completion of the Corporate Merger or the ability of any Party to perform its covenants and agreements under this Agreement; or

(iii) agree to do any of the foregoing.

5.8 Nonsolicitation

        Seller shall not solicit or encourage, or authorize any individual, corporation, or other entity to solicit or encourage, from any third party any inquires or proposals relating to or which may be reasonably expected to lead to an Acquisition Transaction. Seller shall not negotiate with or entertain any proposals from any other person for any such Acquisition Transaction, except upon the receipt of an unsolicited offer from a third party where the Board of Directors of Seller reasonably believes, upon the written opinion of its legal counsel, that its fiduciary duties require it to enter into discussions with such party. Neither Seller nor any of its affiliates or representatives shall furnish any non-public information that it is not legally obligated to furnish in connection with, or enter into any contract with respect to, any Acquisition Transaction, except to the extent the Board of Directors of Seller reasonably believes, upon the written opinion of its legal counsel, that such action is required in order for the directors to comply with their fiduciary duties to the shareholders of Seller. Seller will immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties previously conducted with respect to any of the foregoing and agrees to enforce its rights under any confidentiality agreements to which it or any of its Subsidiaries is a party. Seller shall promptly notify Buyer of all of the relevant details relating to all inquiries and proposals that it may receive relating to any Acquisition Transaction or proposed Acquisition Transaction, shall keep Buyer informed of the status and details of any such inquiry or proposal, and shall give Buyer five (5) days’ advance notice of any agreement to be entered into with, or any information to be supplied to, any person making such inquiry or proposal.

5.9 Current Information

    (a)        During the period from the date of this Agreement to the Effective Time, Seller and Buyer shall, upon the request of the other, cause one or more of their respective designated representatives to confer on a monthly or more frequent basis with the other’s representatives regarding their respective consolidated financial condition, operations, business, and matters relating to the completion of the transactions contemplated hereby. As soon as reasonably practicable, Seller will deliver to Buyer each Call Report or similar report filed by it with the FRS, OCC or the Commissioner concurrently with the filing of such Call Report. Within twenty (20) days after the end of each month, Seller will deliver to Buyer an unaudited consolidated balance sheet and an unaudited consolidated statement of income, without related notes, for such month prepared in accordance with GAAP. Promptly after they have been completed, Seller shall deliver to Buyer the audited consolidated statement of financial condition (including related notes and schedules, if any) of Seller as of December 31, 2003, and the consolidated statements of income, shareholders’ equity, and cash flows (including related notes and schedules, if any) of Seller for the year ended December 31, 2003.

    (b)        Each Party agrees to give prompt written notice to the other Parties upon becoming aware of any change or any condition, event, circumstance, fact, or occurrence, other than as provided in this Agreement, that may reasonably be expected to result in a Material Adverse Effect on such Party, or which would cause or constitute a material breach of any of such Party’s representations, warranties, or covenants contained in this Agreement. Any Party giving such notice shall use its reasonable efforts to prevent or promptly to cure such change, condition, event, circumstance, fact, or occurrence, to the extent the same is within the Party’s reasonable control.

5.10 Indemnification by Buyer; Insurance

    (a)        Buyer agrees that, for a period of five (5) consecutive years beginning at the Effective Time, to indemnify and hold harmless the past and present directors, officers, and employees of Seller and its Subsidiaries (the “Indemnified Parties”) for all acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified and held harmless under the respective Articles of Incorporation or Bylaws of Seller and its Subsidiaries in the form in effect at the date of this Agreement. Without limiting the foregoing, all limitations of liability existing in favor of the Indemnified Parties in the Articles of Incorporation or Bylaws of Seller or any of its Subsidiaries as of the date of this Agreement, to the extent permissible under applicable law as of the date of this Agreement, arising out of matters existing or occurring at or prior to the Effective Time, shall survive the Corporate Merger and shall continue in full force and effect.

Appendix A - 23

    (b)        Seller and Buyer shall cooperate to obtain “tail coverage” covering the acts and omissions of the officers and directors of Seller and Seller Bank occurring prior to the Effective Time under the existing directors’ and officers’ liability insurance policy maintained by Seller at the Effective Time, or through a rider to be added to Buyer’s existing directors’ and officers’ liability insurance policy, at Buyer’s expense, provided that any coverage obtained through Buyer’s policy shall provide no less than the same coverages, amounts, and other terms as the Seller’s existing coverage. In the event Seller purchases such tail coverage under its existing liability insurance policy prior to the Effective Time, the Minimum Equity shall be reduced by an amount equal to the cost thereof.

    (c)        The provisions of (a) and (b) above shall have no effect on any act or omission that constitutes a breach of a warranty, representation, or covenant contained in this Agreement or any document related to this Agreement.

5.11 Agreement to Vote Shares

        As soon as practicable after the date of this Agreement, Seller shall use its best efforts to cause each of its directors to execute an agreement, substantially in the form of the attached Exhibit C, by which each of such directors shall covenant and agree to vote the shares of Seller Stock owned by them (including all shares of Seller Stock over which such directors exercise direct or indirect voting control) in favor of this Agreement at the Shareholders Meeting.

5.12 Transaction Expenses

        Except as otherwise set forth in this Agreement, each of the parties shall pay their own expenses associated with the transactions contemplated by this Agreement. If the Closing occurs, Buyer agrees to pay the fees (or reimburse Seller if Seller has already paid such fees) owing to Donnelly Penman & Partners for services rendered to Seller in connection with the transactions described in this Agreement, up to a maximum amount of $221,000.

5.13 Employees and Employee Benefit Plans

    (a)        Employees of Seller or any of its Subsidiaries whose employment is terminated by Buyer or any of Buyer’s Subsidiaries, without cause, within 30 days following the Effective Time shall be entitled to receive a lump sum cash severance payment equal to the following: (i) corporate officers shall be entitled to receive a severance payment equal to three (3) weeks’ base salary (at rates existing as of the date of this Agreement) multiplied by the number of years of continuous service of such officer with Seller or any of Seller’s Subsidiaries as of the Effective Time; and (ii) employees other than corporate officers shall be entitled to receive a severance payment equal to two (2) weeks’ base salary (at rates existing as of the date of this Agreement) multiplied by the number of years of continuous service of such employee with Seller or any of Seller’s Subsidiaries as of the Effective Time. For purposes of determining the number of years of service of an employee under this Section 5.13(a), an employee shall be credited for a year of service in the current year if the most recent anniversary of the employee’s hire date is at least 180 days prior to the Effective Time. Notwithstanding the foregoing, no employee (whether or not a corporate officer) shall be entitled to a severance payment in excess of one-half of the base salary actually received by such employee during calendar year 2003. Buyer agrees that all employees of Seller or any of Seller’s Subsidiaries whose employment is terminated as a result of the Corporate Merger shall be given the opportunity to apply for employment by Buyer, Buyer Bank, or any of their affiliates. Notwithstanding anything to the contrary, this subsection (a) shall not apply to William A. Kirsten, Susan A. Norris, Ernest E. Paulick, Katherine L. Taskey, Theresa F. Brown, or Katherine E. Morris.

    (b)        Immediately prior to Closing, Seller shall terminate the employment of, and shall pay severance, health insurance and deferred compensation benefits to, each of the officers or employees listed on Schedule 5.13(b), in the amounts set forth on Schedule 5.13(b), upon receipt of an agreement, in a form satisfactory to Buyer’s legal counsel, from each such officer or employee that contains an acknowledgment that such officer is not entitled to any further amounts, benefits, or consideration from Seller or Buyer or any of their respective Subsidiaries. Nothing in this Section 5.13(b) shall prohibit Buyer and any such officer or employee whom Buyer may elect to continue to employ after the Closing, from negotiating alternative arrangements, provided, however, that the Total Merger Consideration shall be increased by the amount of any severance that otherwise would have been payable to such officer or employee pursuant to this Section 5.13(b) if his or her employment had not been continued. The total amount paid by Seller to the officers and employees listed in this subsection (b) shall not exceed $600,000 and shall not be taken into account in determining the Closing Equity.

Appendix A - 24

    (c)        Employees of Seller will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the medical plan of Seller covering such employee immediately prior to the Effective Time or any waiting period relating to coverage under Buyer’s medical plan, provided that, to the extent that the initial period of coverage for employees of Seller, under any plan of Buyer that is an “Employee Welfare Benefit Plan” as defined in Section 3(1) of ERISA, is not a full 12-month period of coverage, employees of Seller shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such employees of Seller or under the corresponding welfare plan during the balance of such 12-month period of coverage. With respect all qualified employee benefit plans, the prior service of employees of Seller with Seller or any Subsidiary of Seller shall be taken into account for purposes of eligibility and vesting. With respect to employee benefits such as vacation, sick pay, personal days, and the like, the prior service of employees with Seller or any Subsidiary of Seller shall be applied for purposes of eligibility, vesting, and the level of benefit to which the employee is entitled.

5.14 Bank Consolidation

        Buyer, Seller, and Seller Bank shall take all necessary and appropriate actions to make it possible for the Bank Consolidation to be authorized, agreed to, and accomplished in the time frame set forth in Section 2.6.

5.15 Conforming Entries

    (a)        Seller recognizes that Buyer may have adopted different loan, accrual, and reserve policies (including loan classifications and levels of reserves for possible loan losses). Subject to applicable laws, from and after the date of this Agreement to the Effective Time, Seller and Buyer shall consult and cooperate with each other with respect to conforming the loan, accrual, and reserve policies of Seller and its Subsidiaries to those policies of Buyer, as specified in each case in writing to Seller, based upon such consultation and subject to the conditions in subsection (c) of this Section.

    (b)        Subject to applicable laws and regulations, Seller and Buyer shall consult and cooperate with each other with respect to determining, as specified in a written notice from Buyer to Seller, based upon such consultation and subject to the conditions in subsection (c) of this Section, the amount and the timing for recognizing for financial accounting purposes Seller’s expenses of the Corporate Merger and the restructuring charges relating to or to be incurred in connection with the Corporate Merger.

    (c)        Subject to applicable laws and regulations, Seller shall (i) establish and take such reserves and accruals immediately prior to the Effective Time as Buyer shall reasonably request to conform Seller’s loan, accrual, and reserve policies to Buyer’s policies, and (ii) establish and take such accruals, reserves, and charges in order to implement such policies and to recognize for financial accounting purposes: (A) such expenses of the Corporate Merger and (B) restructuring charges related to or to be incurred in connection with the Corporate Merger, in each case at such times as are reasonably requested by Buyer; provided, however, that on the date such reserves, accruals, and charges are to be taken, Buyer shall certify to Seller that all conditions to Buyer’s obligation to consummate the Corporate Merger set forth in this Agreement (other than the delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be conditions to Buyer’s obligation to consummate the Corporate Merger) have been satisfied or waived; and provided, further, that Seller shall not be required to take any such action that is not consistent with GAAP and regulatory accounting principles.

    (d)        No reserves, accruals, or charges taken in accordance with this Section may (i) be a basis to assert a violation of a breach of a representation, warranty, or covenant of Seller or Seller Bank contained in this Agreement, nor (ii) result in any decrease of the Closing Equity.

5.16 Integration of Data Processing

        At the request of Buyer, during the period from the date of this Agreement to the Effective Time, Seller and Seller Bank shall, and shall cause their directors, officers, and employees to, and shall make all reasonable efforts to cause their respective data processing service providers to, cooperate and assist Buyer in connection with preparation for an electronic and systematic conversion of all applicable data regarding Seller and its Subsidiaries to Buyer’s system of electronic data processing; provided, however, that no such conversion shall occur until the Effective Time. In furtherance of the foregoing, Seller shall make reasonable arrangements during normal business hours to permit representatives of Buyer to train Seller and Seller Bank employees in Buyer’s system of electronic data processing. Any amounts paid by Seller to its outside data processing service providers in providing assistance to Buyer under this Section shall not result in any decrease of the Closing Equity.

Appendix A - 25

5.17 Disclosure Supplements

        From time to time prior to the Effective Time, each Party shall promptly supplement or amend any schedules to this Agreement with respect to any matter arising after the date of this Agreement which, if existing, occurring, or known as of the date of this Agreement, would have caused any representation or warranty made by such Party in this Agreement to not be true and accurate or which is necessary to correct any information in such materials which has been rendered materially inaccurate thereby. No such supplement or amendment to such materials shall be deemed to have modified the representations, warranties, and covenants of the Parties for the purpose of determining whether the conditions precedent of this Agreement have been satisfied.

5.18 Failure to Fulfill Conditions

        In the event that any of the Parties determines that a condition to its respective obligations to consummate the transactions contemplated may not be fulfilled on or prior to the termination of this Agreement, it will promptly notify each other Party. Each Party will promptly inform the other Parties of any facts applicable to it that would be likely to prevent or materially delay approval of the Corporate Merger by any Governmental Entity or third party or which would otherwise prevent or materially delay completion of such transactions.

5.19 Environmental Reports

        Seller shall have furnished to Buyer before the date of this Agreement any environmental reports related to any property owned or being used by Seller. Buyer, in its sole discretion, may obtain, at its expense, a report of a phase one environmental investigation on real property owned or leased by Seller or any of its Subsidiaries (but excluding space in office or retail and similar establishments leased by Seller or any of its Subsidiaries for automatic teller machines or bank branch facilities or other office uses where the space leased comprises less than 20% of the total space leased to all tenants of such property). If required by the phase one investigation, in Buyer’s reasonable opinion, Buyer may require, at its expense, a report of a phase two investigation on properties requiring such additional study. Buyer shall have five (5) business days from the receipt of any such phase two investigation report to notify Seller of any reasonable dissatisfaction with the contents of such report. Buyer shall provide Seller with copies of all phase one and phase two investigation reports promptly after Buyer’s receipt of such reports. Buyer shall indemnify and hold harmless Seller from and against any and all damages, losses, claims, actions, or lawsuits arising from or related to any acts or omissions of Seller’s environmental experts and their agents. Should the cost of taking all remedial or other corrective actions and measures (i) required by applicable law or reasonably likely to be required by applicable law, or (ii) reasonably recommended or suggested by such report or reports or reasonably prudent in light of serious life, health, or safety concerns, in the aggregate, exceed the sum of $100,000 but be less than $500,000, as reasonably estimated by an environmental expert retained for such purpose by Buyer, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $50,000 or less with any reasonable degree of certainty, then the Total Merger Consideration shall be reduced by an amount equal to the estimated cost of such remedial or corrective actions, provided, however, that in the event Seller, at its expense, retains its own environmental expert who disagrees with Buyer’s expert regarding (x) whether any remedial actions are required, reasonably likely to be required, or reasonably prudent, or (y) the estimated cost of remedial actions, then such disagreement(s) shall be settled by a third environmental expert, selected, retained, and compensated jointly by Buyer and Seller, whose determination shall be final. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be less than $100,000, then Buyer shall be obligated to consummate the Corporate Merger, subject to the satisfaction of all other conditions to Closing set forth herein, without a reduction in the Total Merger Consideration. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be in excess of $500,000, then Buyer or Seller, upon providing not less than ten (10) business days’ notice to the other Parties, shall have the right to terminate this Agreement.

Appendix A - 26

ARTICLE VI
CONDITIONS PRECEDENT

6.1 Conditions Precedent — Buyer and Seller

        The respective obligations of Buyer and Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of each of the following conditions, unless waived by both Buyer and Seller pursuant to Section 7.3:

    (a)        All corporate action necessary to authorize the execution and delivery of this Agreement and completion of the Corporate Merger shall have been duly and validly taken by Buyer and Seller, including approval and adoption of this Agreement (including the Plan of Merger) by the requisite vote of the shareholders of Seller.

    (b)        All Requisite Regulatory Approvals shall have been received, all notices to any Regulatory Authority or other Governmental Entity that are required to be given in connection with the Corporate Merger shall have been given, and all statutory or regulatory waiting periods in respect of any such approvals, consents, or notices shall have expired.

    (c)        The Parties shall have received all approvals, consents, and waivers of each person (other than the Requisite Regulatory Approvals) whose approval, consent, or waiver is required for the completion of the Corporate Merger; provided, however, that no such approval, consent, or waiver shall be deemed to have been received if it shall include any nonstandard condition or requirement that, either individually or all such conditions and requirements in the aggregate, would so materially reduce the economic or business benefits of the transactions contemplated by this Agreement to Buyer that had, such condition(s) or requirement(s) been known, Buyer, in its reasonable judgment, would not have entered into this Agreement.

    (d)        None of the Parties shall be subject to any statute, rule, regulation, injunction, order, or decree enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits, restricts, or makes illegal the completion of the Corporate Merger.

    (e)        No proceeding shall be pending or threatened before any Governmental Authority that seeks to prohibit, restrict, or make illegal the completion of the Corporate Merger.

    (f)        The Registration Statement shall be effective under the Securities Act; no stop orders suspending the effectiveness of the Registration Statement shall have been issued; no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing; and all necessary approvals under the Securities Act, the Exchange Act, and all applicable state securities laws relating to the issuance or trading of the shares of Buyer Stock issuable pursuant to the Corporate Merger shall have been received.

6.2 Conditions Precedent — Seller

        The obligations of Seller to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following conditions, unless waived by Seller pursuant to Section 7.3:

    (a)        The representations and warranties of Buyer set forth in Article IV shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, or on the date when made in the case of a representation or warranty that specifically relates to an earlier date.

    (b)        Buyer shall have performed, in all material respects, all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement on or prior to the Effective Time.

    (c)        Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by its President and Chief Executive Officer and by its Chief Financial Officer, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

Appendix A - 27

    (d)        Buyer shall have furnished Seller with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.2 (as such conditions relate to Buyer) as Seller may reasonably request.

    (e)        Seller shall have received the opinion of Varnum, Riddering, Schmidt & Howlett LLP, counsel to Buyer, dated the Closing Date, to the effect that, on the basis of the facts, representations, and assumptions set forth in the opinion, (i) Buyer is a corporation in good standing under the laws of the State of Michigan, (ii) this Agreement has been duly executed by Buyer and constitutes the binding obligation of Buyer, enforceable in accordance with its terms against Buyer, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), and by an implied covenant of good faith and fair dealing, and (iii) that the shares of Buyer Stock to be issued to the shareholders of Seller in the Corporate Merger have been duly authorized and validly issued and, at the Effective Time, such shares will be fully paid, nonassessable, and free of preemptive rights, and (iv) that the Corporate Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (v) that upon the filing of the Certificate of Merger, the Corporate Merger will become effective.

    (f)        Buyer and Buyer Bank shall have provided to Seller any information necessary to make the representations and warranties set forth in Article IV of this Agreement true and correct as of the Closing Date, and such information, in the aggregate, shall not reflect a Material Adverse Effect on Buyer.

    (g)        Between the date of this Agreement and the Closing Date, there shall not have occurred any change or condition, event, circumstance, fact, or occurrence, other than as provided in this Agreement, which may reasonably be expected to have a Material Adverse Effect on Buyer.

    (h)        Seller shall have received from Donnelly Penman & Partners, or such other investment banking firm retained by Seller, an opinion letter dated not more than five business days prior to the date of the Proxy Statement to the effect that the Per Share Stock Consideration to be received by the shareholders of Seller is fair from a financial point of view.

6.3 Conditions Precedent — Buyer

        The obligations of Buyer to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following conditions, unless waived by Buyer pursuant to Section 7.3:

    (a)        The representations and warranties of Seller and Seller Bank set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, or on the date when made in the case of a representation or warranty that specifically relates to an earlier date.

    (b)        Seller and Seller Bank shall have performed, in all material respects, all obligations and complied with all covenants required to be performed and complied with by them pursuant to this Agreement on or prior to the Effective Time.

    (c)        Seller and Seller Bank each shall have delivered to Buyer a certificate, dated the Closing Date and signed by their respective Presidents and Chief Executive Officers and by their respective Chief Financial Officers, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

    (d)        Seller and Seller Bank each shall have furnished Buyer with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.3 (as such conditions relate to Seller and/or Seller Bank) as Buyer may reasonably request.

    (e)        Seller and Seller Bank shall have provided Buyer with an accounting of all expenses incurred by each of them in connection with the transactions described in this Agreement through the Closing Date, including a good faith estimate of such expenses incurred but as to which invoices have not been submitted as of the Closing Date.

Appendix A - 28

    (f)        Buyer shall have received the opinion of Bodman, Longley & Dahling LLP counsel to Seller, and Seller Bank, dated the Closing Date, to the effect that, on the basis of the facts, representations, and assumptions set forth in the opinion, (i) Seller is a corporation in good standing under the laws of the State of Michigan, (ii) Seller Bank is a national banking association in good standing under the laws of the United States of America, (iii) this Agreement has been duly approved by the respective Boards of Directors of Seller and Seller Bank, (iv) this Agreement has been duly executed by Seller and Seller Bank and constitutes a binding obligation of each of them, enforceable in accordance with its terms against each of them, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), and by an implied covenant of good faith and fair dealing, and (v) that upon the filing of the Certificate of Merger, the Corporate Merger will become effective.

    (g)        Seller and Seller Bank shall each have provided to Buyer any information necessary to make the representations and warranties set forth in Article III of this Agreement true and correct as of the Closing Date, and such information, in the aggregate, shall not reflect a Material Adverse Effect on Seller.

    (h)        Not later than the last business day of the month immediately preceding the Closing Date, the Seller shall have terminated the Director Health Care Plan and shall have obtained from each participant and/or beneficiary in the Director Health Care Plan a signed release and waiver in a form satisfactory to Buyer. Seller, Seller Bank and each Subsidiary shall not have any remaining obligation, liability or expense pursuant to the Director Health Care Plan.

    (i)        The number of shares of Seller Stock outstanding at the Closing Date shall not exceed 532,896 shares.

    (j)        Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact, or occurrence, other than as provided in this Agreement, which may reasonably be expected to have a Material Adverse Effect on Seller.

    (k)        Buyer shall have received all of the agreements referenced in Section 5.13(b).

ARTICLE VII
TERMINATION, WAIVER AND AMENDMENT

7.1 Termination

    This Agreement may be terminated:

    (a)        at any time on or prior to the Effective Time, by the mutual consent in writing of the Parties;

    (b)        at any time on or prior to the Effective Time, by Buyer in writing if Seller has, or by Seller in writing if Buyer has, breached any covenant or undertaking contained herein or any representation or warranty contained herein, unless such breach has been cured within 30 days after written notice by the non-breaching party to the breaching party of such breach;

    (c)        at any time, by either Buyer or Seller in writing, (i) if any application for a Requisite Regulatory Approval is denied or withdrawn at the request or recommendation of the Governmental Entity that is required to grant such Requisite Regulatory Approval, unless within the 25-day period following any such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no Party shall have the right to terminate this Agreement pursuant to this subsection if such denial or request or recommendation for withdrawal shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein, or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the completion of the Corporate Merger;

    (d)        at any time, by either Buyer or Seller in writing, if the shareholders of Seller do not approve this Agreement after a vote taken thereon at a meeting duly called for such purpose (or at any adjournment thereof), unless the failure of such occurrence shall be due to the failure of the Party seeking to terminate to perform or observe in any material respect its agreements set forth herein to be performed or observed by such Party at or prior to the time of such meeting;

Appendix A - 29

    (e)        by either Buyer or Seller in writing if the Effective Time has not occurred by the close of business on September 30, 2004, provided that this right to terminate shall not be available to any Party whose failure to perform such Party’s obligations under this Agreement has been the cause of, or resulted in, the failure of the Corporate Merger to be consummated by such date; and

    (f)        by Buyer or Seller to the extent provided by Section 5.19, by giving timely written notice thereof to the other Parties.

7.2 Effect of Termination

    (a)        Except as set forth below, if this Agreement is terminated pursuant to Section 7.1, each of the Parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel, provided that, notwithstanding anything to the contrary contained in this Agreement, neither Buyer nor Seller shall be released from any liabilities or damages arising out of its breach of any provision of this Agreement.

    (b)        Seller and Seller Bank hereby agree that, if this Agreement is terminated as a result of a breach by Seller or Seller Bank, except pursuant to Section 7.2(c) below, then Seller or Seller Bank shall promptly (and in any event within ten (10) business days after such termination) pay all reasonable expenses of Buyer in an amount not to exceed $200,000. Buyer hereby agrees that if this Agreement is terminated as a result of a breach by Buyer, then Buyer shall promptly (and in any event within ten (10) business days after such termination) pay all reasonable expenses of Seller and Seller Bank in an amount not to exceed $200,000, $48,750 of which may be payable directly to Donnelly Penman & Partners on behalf of Seller under the terms of the investment banking services agreement between Donnelly Penman & Partners and Seller dated September 8, 2003, provided that such amount has not previously been paid by Seller. For purposes of this Section 7.2(b) and Section 7.2(c), the “expenses” of a Party shall include all reasonable out-of-pocket expenses of that Party (including all fees and expenses of counsel, accountants, financial advisors, experts, and consultants to that Party) incurred by it or on its behalf in connection with the consummation of the transactions contemplated by this Agreement. For purposes of this Section 7.2(b) and Section 7.2(c), in the event any payment required by Seller is prohibited by the written directive of a Regulatory Authority issued after the date of this Agreement, then such payment shall not be due until the earlier of (i) the lifting or removal of such prohibition, or (ii) the consummation of an Acquisition Transaction.

    (c)        If this Agreement is terminated by Buyer or Seller in accordance with Section 7.1(d) and the failure of Seller’s shareholders to approve this Agreement is due in whole or in part to the existence of any proposal or inquiry for an Acquisition Transaction, then Seller shall, upon demand, pay to Buyer in immediately available funds the amount of $250,000 plus all expenses incurred by Buyer in connection with the transactions contemplated by this Agreement. If the proposal or inquiry for an Acquisition Transaction was directly or indirectly solicited by any officer, director, shareholder, agent, or other representative of Seller or any of Seller’s Subsidiaries, or Seller otherwise breached any covenant set forth in Section 5.8, then the $250,000 amount in the preceding sentence shall be increased to $500,000.

    (d)        In the event that this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and have no effect, except that (i) the provisions relating to confidentiality set forth in Section 5.5(b) and this Section shall survive any such termination, and (ii) a termination pursuant to Section 7.1(b), (c), (d), or (e) shall not relieve the breaching Party from any liability or damages arising out of its breach of any provision of this Agreement giving rise to such termination.

7.3 Waiver

        Each Party, by written instrument signed by an executive officer of such Party, may at any time (whether before or after approval of this Agreement by the shareholders of Seller) extend the time for the performance of any of the obligations or other acts of the other Party and may waive (i) any inaccuracies of the other Party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings, or agreements of the other Party, (iii) to the extent permitted by law, satisfaction of any of the conditions precedent to its obligations contained herein, or (iv) the performance by the other Party of any of its obligations set forth herein, provided that any such waiver granted, or any amendment or supplement pursuant to Section 7.4 hereof executed after shareholders of Seller have approved this Agreement, shall not modify either the amount or form of the Per Share Stock Consideration or otherwise materially adversely affect holders of either Seller Stock or Seller Options without the approval of such holders who would be so affected.

Appendix A - 30

7.4 Amendment or Supplement

        This Agreement may be amended or supplemented at any time by mutual agreement of the Parties, provided that any such amendment or supplement must be in writing and authorized by or under the direction of the Board of Directors of each of the Parties.

ARTICLE VIII
MISCELLANEOUS

8.1 Non Survivability of Representations and Warranties

        The representations and warranties of the Parties contained in Article III and Article IV shall not survive the Effective Time.

8.2 Entire Agreement

        This Agreement contains the entire agreement among the Parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein and therein. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the Parties and their respective successors, any rights, remedies, obligations, or liabilities.

8.3 No Assignment

        None of the Parties may assign any of its rights or obligations under this Agreement to any other person.

8.4 Notices

        All notices or other communications that are required or permitted pursuant to this Agreement shall be in writing and sufficient if delivered personally, telecopied (with confirmation) or sent by overnight mail service or by registered or certified mail (return receipt requested), postage prepaid, addressed as follows:

If to Buyer:	Independent Bank Corporation
230 West Main Street
PO Box 491
Ionia, MI 48846
Attn: President and CEO
616-527-2400 - Phone
616-527-5833 - Facsimile

With a required copy to:	Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge Street, NW
PO Box 352
Grand Rapids, MI 49504
Attn: Michael G. Wooldridge
616-336-6903 - Phone
616-336-7000 - Facsimile

If to Seller:	North Bancorp, Inc.
501 West Main Street
Gaylord, Michigan 49735
Attn. President
989-732-3502 - Phone
989-731-4372 - Facsimile

Appendix A - 31

With a required copy to:	Bodman, Longley & Dahling LLP
229 Court Street
P.O. Box 405
Cheboygan, MI 49721
Attn: David W. Barton
231-627-4351 - Phone
231-627-2802 - Facsimile

8.5 Alternative Structure

        Notwithstanding any provision of this Agreement to the contrary, Buyer may: (i) with the written consent of Seller, which shall not be unreasonably withheld, at any time modify the structure of the acquisition of Seller set forth in this Agreement, provided that (A) the Total Merger Consideration is not thereby changed in kind or reduced in amount as a result of such modification, and (B) such modification will not materially delay the Closing or jeopardize or delay the receipt of any Requisite Regulatory Approvals or any other condition to the obligations of Buyer set forth in Sections 6.1 and 6.3.

8.6 Interpretation

        The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

8.7 Counterparts

        This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan applicable to agreements made and entirely to be performed within such jurisdiction.

8.9 Severability

        Any term, provision, covenant, or restriction contained in this Agreement held to be invalid, void, or unenforceable shall be ineffective to the extent of such invalidity, voidness, or unenforceability, but neither the remaining terms, provisions, covenants, nor restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant, or restriction contained in this Agreement that is found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

Appendix A - 32

        IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers as of March 4, 2004.

North Bancorp, Inc.

/s/ William A. Kirsten
By: William A. Kirsten
Its: President & CEO

First National Bank of Gaylord

/s/ William A. Kirsten
By: William A. Kirsten
Its: President & CEO

Independent Bank Corporation

/s/ Robert N. Shuster
By: Robert N. Shuster
Its: Executive Vice President & CFO

Appendix A - 33

Exhibit A

PLAN OF MERGER

        This PLAN OF MERGER (the “Plan”), dated , 2004, has been adopted by Independent Bank Corporation, a Michigan corporation (“Buyer”), and North Bancorp, Inc., a Michigan corporation (“Seller”). When used in this Plan, “Constituent” refers to each of Buyer and Seller, and “Constituents” refers to both Buyer and Seller.

        WHEREAS, the Board of Directors of Buyer has determined that it is in the best interests of Buyer and its shareholders that Seller be merged with and into Buyer (the “Merger”), and has adopted this Plan; and

        WHEREAS, the Board of Directors of Seller has determined that it is in the best interests of Seller and its shareholders that the Merger occur, and therefore has adopted this Plan and recommends to the shareholders of Seller that they approve of this Plan; and

        WHEREAS, Buyer, Seller, and First National Bank of Gaylord, a national banking association and a wholly-owned subsidiary of Seller (“Seller Bank”), have entered into an Agreement and Plan of Merger, dated March 4, 2004 (the “Merger Agreement”), pursuant to which Seller shall be merged with and into Buyer, subject to the approval of the Seller’s shareholders and the other terms and conditions set forth the Merger Agreement, in accordance with the Michigan Business Corporation Act (the “Act”), Seller’s Articles of Incorporation, Seller’s Bylaws, the Merger Agreement, and this Plan;

        NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, the parties agree as follows:

    1.               Definitions. When used in this Plan, the following terms shall have the following meanings:

     "Closing Equity" shall mean the total stockholders’ equity of the Seller as determined under GAAP at the end of the month immediately preceding the Closing Date and excluding the securities issued to Seller by Gaylord Partners, Limited Partnership.

     "Closing Price of Buyer Stock" shall mean the per share average of the last reported sale price of a share of Buyer Stock (as defined below), as quoted on the NASDAQ National Market System, for the twenty (20) consecutive full trading days ending at the close of trading on the last trading day prior to the Closing Date (as defined below).

     "Per Share Stock Consideration" shall mean a number of shares of Buyer Stock equal to the quotient obtained by dividing (i)  the Total Merger Consideration divided by 532,896, by (ii) the Closing Price of Buyer Stock.

     "Requisite Regulatory Approvals" shall mean all consents and approvals required from all regulatory authorities or other governmental entities having jurisdiction over the parties (and/or their respective subsidiaries) as shall be necessary for the completion of the Merger and the continuation by Buyer after the Effective Time (as defined below) of the business of each of Seller and Seller Bank, respectively, as such business is carried on immediately prior to the Effective Time.

"Total Merger Consideration" shall mean the amount of $8,526,336, subject to adjustment pursuant to Sections 10 and 11 below.

    2.        Merger. The Constituents agree that Seller shall be merged with and into Buyer in accordance with the provisions of the Act and pursuant to the terms and conditions of the Merger Agreement and this Plan.

Appendix A - A-1

    3.        Closing Date; Effective Time. The “Closing Date” shall be the date specified by Buyer, but shall be no later than tenth (10th) day of the calendar month that follows the month in which the latter of the following occur: (i) the receipt of all Requisite Regulatory Approvals, and (ii) the approval of this Plan by the Seller’s shareholders, as required by the Act. Notwithstanding the foregoing, the Closing Date may occur on a later date if Buyer and Seller dispute the amount of the Closing Equity, as set forth in Section 2.3(f) of the Merger Agreement. The merger shall be effective (the “Effective Time”) on the close of business of the date specified by Buyer, but no later than the last day of the month in which the Closing Date falls.

    4.        Surviving Entity. At the Effective Time, the separate existence of Seller shall cease, and Seller shall be merged with and into Buyer (sometimes referred to hereinafter as the “Surviving Corporation”).

    5.        Principal Place of Business of the Surviving Corporation. The principal place of business of the Surviving Corporation shall be 230 W. Main St., Ionia, Michigan 48846.

    6.        Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of Buyer shall be the Articles of Incorporation of the Surviving Corporation, without amendment.

    7.        Bylaws of the Surviving Corporation. The Bylaws of Buyer shall be the Bylaws of the Surviving Corporation, without amendment.

    8.        Directors and Officers of the Surviving Corporation. The directors and officers of Buyer immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

    9.        Designation and Number of Shares. The issued and outstanding capital stock of Buyer consists of __________________ shares of a single class of voting common stock, par value $1.00 per share (each, a share of “Buyer Stock”). The issued and outstanding capital stock of Seller consists of 532,896 shares of a single class of voting common stock, par value $1.00 per share (each, a share of “Seller Stock”).

    10.        Conversion of Shares.

    (a)         Subject to the provisions of this Plan and the Merger Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of either Buyer, Seller, any shareholder of either Buyer or Seller, or any other party:

(i) Each share of Buyer Stock issued and outstanding immediately prior to the Effective Time shall continue unchanged as the same share of Buyer Stock.

    (ii)         Each share of Seller Stock issued and outstanding immediately prior to the Effective Time, other than shares canceled pursuant to subsection (d) below, shall be converted into the right to receive the Per Share Stock Consideration.

    (b)         If either Buyer or Seller changes (or establishes a record date for changing) the number of shares of Buyer Stock or the number of shares of Seller Stock issued and outstanding as of the date of this Agreement as a result of a stock dividend, stock split, recapitalization, reclassification, combination, or similar transaction with respect to such issued and outstanding shares, and the record date for such transaction is after the date of this Agreement and prior to the Effective Time, then the Per Share Stock Consideration shall be appropriately and proportionately adjusted such that the aggregate consideration to be paid by Buyer to holders of shares of Seller Stock pursuant to subsection (a) above would be the same as would have been paid if the Effective Time had been the close of business on the date of this Plan.

    (c)         No fractional shares of Buyer Stock shall be issued. Each holder of Seller Stock who would otherwise be entitled to receive a fractional share of Buyer Stock pursuant to subsection (a) above shall instead be entitled to receive cash (in the form of a check) in an amount equal to the product resulting from multiplying such fraction (rounded to the nearest tenth of a share) by the Closing Price of Buyer Stock.

Appendix A - A-2

    (d)         Any and all shares of Seller Stock owned by any of the parties or any of their respective subsidiaries, other than shares held in a fiduciary capacity that are beneficially owned by third parties and other than shares owned as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange for such shares.

    (e)         If the Closing Equity is less than $3,800,000 (the “Minimum Equity”), then the Total Merger Consideration shall be reduced dollar for dollar by the difference between the Minimum Equity and the Closing Equity. If the Closing Equity is greater than or equal to the Minimum Equity, then there will not be an adjustment to the Total Merger Consideration pursuant to this subsection (e). The Minimum Equity is subject to adjustment pursuant to Section 5.10 of the Merger Agreement.

    11.        The Total Merger Consideration is also subject to adjustment prior to the Effective Time as follows:

    (a)         Seller shall have furnished to Buyer before the date of this Agreement any environmental reports related to any property owned or being used by Seller. Buyer, in its sole discretion, may obtain, at its expense, a report of a phase one environmental investigation on real property owned or leased by Seller or any of its Subsidiaries (but excluding space in office or retail and similar establishments leased by Seller or any of its Subsidiaries for automatic teller machines or bank branch facilities or other office uses where the space leased comprises less than 20% of the total space leased to all tenants of such property). If required by the phase one investigation, in Buyer’s reasonable opinion, Buyer may require, at its expense, a report of a phase two investigation on properties requiring such additional study. Buyer shall have five (5) business days from the receipt of any such phase two investigation report to notify Seller of any reasonable dissatisfaction with the contents of such report. Buyer shall provide Seller with copies of all phase one and phase two investigation reports promptly after Buyer’s receipt of such reports. Buyer shall indemnify and hold harmless Seller from and against any and all damages, losses, claims, actions, or lawsuits arising from or related to any acts or omissions of Seller’s environmental experts and their agents. Should the cost of taking all remedial or other corrective actions and measures (i) required by applicable law or reasonably likely to be required by applicable law, or (ii) reasonably recommended or suggested by such report or reports or reasonably prudent in light of serious life, health, or safety concerns, in the aggregate, exceed the sum of $100,000 but be less than $500,000, as reasonably estimated by an environmental expert retained for such purpose by Buyer, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $50,000 or less with any reasonable degree of certainty, then the Total Merger Consideration shall be reduced by an amount equal to the estimated cost of such remedial or corrective actions, provided, however, that in the event Seller, at its expense, retains its own environmental expert who disagrees with Buyer’s expert regarding (x) whether any remedial actions are required, reasonably likely to be required, or reasonably prudent, or (y) the estimated cost of remedial actions, then such disagreement(s) shall be settled by a third environmental expert, selected, retained, and compensated jointly by Buyer and Seller, whose determination shall be final. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be less than $100,000, then Buyer shall be obligated to consummate the Corporate Merger, subject to the satisfaction of all other conditions to Closing set forth herein, without a reduction in the Total Merger Consideration. If such remedial or other corrective actions and measures are or can reasonably be estimated by such environmental expert to be in excess of $500,000, then Buyer or Seller, upon providing not less than ten (10) business days’ notice to the other Parties, shall have the right to terminate this Merger Agreement.

    (b)         Pursuant to Section 5.13(b) of the Merger Agreement, Seller is obligated to pay certain severance, health insurance, and deferred compensation benefits to certain of its officers and employees. If Buyer negotiates with any of such officers or employees with respect to the continued employment of such officer or employee after the Effective Time, and the agreement reached between Buyer and such officer and employee provides that such officer or employee is not entitled to the benefits that would otherwise be payable pursuant to Section 5.13(b) of the Merger Agreement, then the Total Merger Consideration will be increased by the amount of the benefits that were otherwise payable to such officer or employee.

Appendix A - A-3

    12.        Effect of the Merger. At the Effective Time, Seller shall cease to exist and shall be merged with and into Buyer, in accordance with the terms of this Plan and the Merger Agreement. The Surviving Corporation shall possess all of the rights, privileges, immunities, powers, and franchises, both public and private, and shall be subject to all restrictions, disabilities, and duties, of each of the Constituents. The rights, privileges, powers, and franchises of each Constituent and all property, real, personal, and mixed, and all debts due to each Constituent of whatever account, shall be vested in the Surviving Corporation. All property, rights, privileges, powers, and franchises, and all and every other interest belonging to or due to each of the Constituents shall thereafter be considered to be transferred to and shall be the property of the Surviving Corporation, without further act or deed and the title to any real estate, whether by deed or otherwise, vested in each of such Constituents shall be vested in the Surviving Corporation and shall not revert or be in any way impaired because of the Merger. All of the rights of creditors and all liens upon any property of either of the Constituents shall be preserved unimpaired, and all debts, liabilities, and duties of the respective Constituents shall attach to the Surviving Corporation and may be enforced against it to the same extent as if the debts, liabilities, or duties have been incurred or contracted by it. The Merger shall otherwise have the effects set forth in Section 736(9) of the Act.

    13.        Assets and Liabilities. The assets and liabilities of the Constituents at the Effective Time shall be carried on the books of the Surviving Corporation in the amounts at which they are carried at that time on the books of the respective Constituents.

    14.        Supplementary Actions. If at any time after the Effective Time any further assignments or assurances in law or any other things are necessary or desirable to vest or to protect or confirm of record in the Surviving Corporation the title to any property or rights of Seller, or otherwise carry out the provisions of this Plan or the Merger Agreement, the officers of the Surviving Corporation are each hereby authorized and empowered on behalf of and in the name of Seller, to execute and deliver any and all documents or other things necessary or advisable to vest, perfect, or confirm title to such property or rights in the Surviving Corporation, and to otherwise to carry out the purpose and provisions of this Plan and the Merger Agreement.

    15.        Applicable Law. The terms and conditions of this Plan shall be governed, construed, interpreted, and enforced in accordance with the domestic laws of the State of Michigan.

    16.        Severability. The parties believe that every provision of this Plan is effective and valid under applicable law, and whenever possible, each provision of this Plan shall be interpreted in such a manner as to be effective and valid. If any provision of this Plan is held, in whole or in part, to be invalid, the remainder of such provision and this Plan shall remain in full force and effect, with the offensive term or condition being stricken to the extent necessary to comply with any conflicting law. To the extent any provisions of this Plan are inconsistent with the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

    17.        Termination. At any time prior to the Effective Time, this Plan may be terminated by either party pursuant to the termination rights granted to such party (if any) in the Merger Agreement, notwithstanding approval of the Merger and this Plan by the shareholders of Seller.

        IN WITNESS WHEREOF, this Plan of Merger has been adopted by the respective Boards of Directors of Buyer and Seller.

BUYER:	.	SELLER:
Independent Bank Corporation		North Bancorp, Inc.

By: Charles C. Van Loan	.	By: William A. Kirsten
Its: President & CEO	.	Its: President & CEO

Appendix A - A-4

Exhibit B

CONSOLIDATION AGREEMENT

        This CONSOLIDATION AGREEMENT, dated as of the _____ day of ______________, 2004, is entered into by and between Independent Bank, a Michigan banking corporation (“Buyer Bank”), and First National Bank of Gaylord, a national banking association (“Seller Bank”), and joined in by Independent Bank Corporation, a Michigan corporation (“Buyer”)

RECITALS

        Buyer Bank is a Michigan banking corporation with its principal office in Bay City, Michigan, with an authorized capital of $___________, consisting of __________ shares of common stock, par value $________ per share, of which __________ shares are issued and outstanding. Seller Bank is a national banking association with its principal office in Gaylord, Michigan, with an authorized capital of $___________, consisting of __________ shares of common stock, par value $________ per share, of which ___________ shares are issued and outstanding. All of the outstanding stock of Buyer Bank and Seller Bank is owned by Buyer.

        A majority of the entire Board of Directors of Buyer Bank and Seller Bank have, respectively, approved this Consolidation Agreement and authorized its execution by authorized officers of Buyer Bank and Seller Bank, and Buyer, the sole shareholder of Seller Bank and Buyer Bank, has approved this Consolidation Agreement.

        Accordingly, the parties agree as follow:

    1.               Consolidation. Buyer Bank and Seller Bank shall be consolidated into a single bank under the charter of Buyer Bank (the “Consolidation”) in accordance with the provisions of the Michigan Banking Code of 1999, as amended, and the National Bank Act, as amended. The consolidated organization is sometimes hereinafter referred to as the “Consolidated Bank.”

    2.               Charter. The charter of the Consolidated Bank shall be the charter of Buyer Bank with changes and amendments as may be made by this Consolidation Agreement or as may be required in order to conform such charter to the provisions of this Consolidation Agreement.

    3.               Name. The name of the Consolidated Bank shall be “Independent Bank.”

    4.               Effect of Consolidation. At the effective date of the Consolidation (“Consolidation Date”), the corporate existence of Buyer Bank and Seller Bank shall be merged into and continue in the Consolidated Bank which shall be deemed to be the same corporation as each of the consolidating banks, possessing all the rights, interests, privileges, power and franchises and being subject to all the restrictions, disabilities and duties of each of the consolidating banks; and all and singular the rights, interests, privileges and franchises of each of the consolidating banks and all property, real, personal and mixed, and all debts due to either of the consolidating banks on whatever account, shall be transferred to and vested in the Consolidated Bank without any deed or other transfer and without any order or other action on the part of any court or otherwise; and all property, rights, privileges, powers, franchises and interests and each and every other interest shall be thereafter as effectually the property of the Consolidated Bank as they were of each of the consolidating banks. The title to any real estate, whether by deed or otherwise, vested in either Buyer Bank or Seller Bank, shall not revert or be in any way impaired by reason of the Consolidation. The Consolidated Bank, by virtue of the Consolidation, and without any order or other action on the part of any court or otherwise, shall hold and enjoy the same and all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, guardian of mentally incompetent persons and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each consolidating bank at the Consolidation Date.

    5.               Principal Office and Branches. The principal office of the Consolidated Bank shall be the principal banking office of Buyer Bank, which shall be located at 623 Washington Avenue, Bay City, Michigan. The branches of the Consolidated Bank shall be all of the branches of Buyer Bank and Seller Bank in operation at the Consolidation Date, except for such branches of Seller Bank as determined to be closed by the Consolidated Bank, and such other branches as may be duly authorized and established from time to time.

Appendix A - B-1

    6.               Capital. The authorized capital of the Consolidated Bank shall be $__________, consisting of __________ shares of common stock, par value $_____ per share.

    7.               Directors and Officers. The Board of Directors and the officers of the Consolidated Bank shall initially consist of the Board of Directors and the officers of Buyer Bank who are serving in these capacities immediately prior to the Consolidation Date.

    8.               Bylaws. The Bylaws of the Consolidated Bank shall be the Bylaws of Buyer Bank in effect immediately prior to the Consolidation Date.

    9.               Conversion of Shares of Stock. The manner of converting the shares of Buyer Bank and Seller Bank shall be as follows:

    (a)         Seller Bank Shares. As of the Consolidation Date, the ________ shares of $_______ par value common stock of Seller Bank issued and outstanding shall be cancelled and the capital and surplus of Seller Bank shall become surplus of the Consolidated Bank and the undivided profits of Seller Bank shall become undivided profits of the Consolidated Bank.

    (b)         Buyer Bank Shares. As of the Consolidation Date, the ________ shares of $_______ par value common stock of Buyer Bank issued and outstanding shall remain outstanding as ________ shares of $_______ par value common stock of the Consolidated Bank and the capital, surplus and undivided profits of Buyer Bank shall be capital, surplus and undivided profits of the Consolidated Bank.

    10.               Further Documentation. The directors of Seller Bank and Buyer Bank shall, from time to time, as and when requested by the Consolidated Bank or its successors or assigns, execute and deliver or cause to be executed and delivered such deeds, instruments, assignments or assurances as the Consolidated Bank may deem necessary, desirable or convenient in order to vest in and confirm to the Consolidated Bank title to or possession of any property or rights of Seller Bank or Buyer Bank acquired or to be acquired by reason of or as a result of the Consolidation, or otherwise to carry out the purposes of this Agreement. Any person who, immediately before the Consolidation Date, was an officer or director of Seller Bank or Buyer Bank is hereby fully authorized, in the name of such institution, to execute any and all such deeds, instruments, assignments or assurances, or to take any and all such action as may be requested by the Consolidated Bank.

    11.               Shareholder Approval. This Consolidation Agreement has been approved by Buyer, which owns all of the issued and outstanding capital stock of Buyer Bank and Seller Bank.

    12.               Conditions Precedent to Consolidation. The consummation of the Consolidation herein contemplated is conditioned upon each of the following events:

(a) The approval of the Office of the Comptroller of the Currency and the Commissioner of the Michigan Office of Financial and Insurance Services; and

(b) The approval of the Federal Deposit Insurance Corporation pursuant to the Federal Deposit Insurance Act, as amended.

    13.               Termination of Agreement. This Consolidation Agreement may be terminated at any time before the Consolidation Date by written notice of either Seller Bank or Buyer Bank; provided that such notice has been authorized and approved by the Board of Directors of the party giving such notice. Upon such termination, neither Seller Bank, Buyer Bank nor Buyer, nor any of their respective directors or officers, shall have any liability by reason of this Consolidation Agreement or the termination thereof.

Appendix A - B-2

    14.               Expenses. Upon consummation of the Consolidation, the Consolidated Bank will pay the expenses of Seller Bank and Buyer Bank incident hereto. If the Consolidation is not consummated, Seller Bank and Buyer Bank will each pay its own expenses.

    15.               Effective Date of Consolidation. The Consolidation shall be effective on such date as may be designated by the Michigan Office of Financial and Insurance Services.

        IN WITNESS WHEREOF, Seller Bank and Buyer Bank have caused this Consolidation Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed as of the date first above written.

BUYER BANK:
Independent Bank

By: Michael M. Magee, Jr.
Its: President and CEO

SELLER BANK:
First National Bank of Gaylord

By: William A. Kirsten
Its: President and CEO

        INDEPENDENT BANK CORPORATION hereby joins in the foregoing Consolidation Agreement and undertakes that it has approved the Consolidation as the sole Shareholder of Seller Bank and Buyer Bank.

        IN WITNESS WHEREOF, Independent Bank Corporation has caused this undertaking to be executed in counterparts by its duly authorized officers and its corporate seal to be hereto affixed as of the date first above written.

BUYER:
Independent Bank Corporation

Attest:
By: Charles C. Van Loan
Its: President and CEO

Appendix A - B-3

Exhibit C

AGREEMENT TO VOTE SHARES

        This Agreement to Vote Shares relates to that certain Agreement and Plan of Merger, dated as of March 4, 2004, among Independent Bank Corporation, a Michigan corporation; North Bancorp, Inc., a Michigan corporation; and First National Bank of Gaylord, a national banking association (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

        The undersigned directors of Seller hereby covenant and agree to vote the shares of Seller Stock owned by them (including all shares of Seller Stock over which such directors exercises direct or indirect voting control) in favor of the Agreement at the Shareholders Meeting called to approve the Agreement.

Director Name and Address	# Shares of Seller Owned
_________________	_________________
_________________	_________________
_________________	Signature
_________________	_________________
_________________	_________________
_________________	Signature
_________________	_________________
_________________	_________________
_________________	Signature
_________________	_________________
_________________	_________________
_________________	Signature
_________________	_________________
_________________	_________________
_________________	Signature
_________________	_________________
_________________	_________________
_________________	Signature

Appendix A - C-1

Appendix B

Opinion of North Bancorp’s Financial Advisor

March 4, 2004

Board of Directors
North Bancorp, Inc.
501 West Main Street
Gaylord, MI 49735

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of North Bancorp, Inc. (“North Bancorp” or the “Company”) of the stock consideration (“Stock Consideration”) provided for pursuant to the Merger Agreement dated March 4, 2004 (the “Merger Agreement”), by and between North Bancorp and Independent Bank Corporation (“IBC”). Pursuant to the terms of the Merger Agreement, North Bancorp will be merged with and into IBC (the “Merger”) and each outstanding share of common stock of North Bancorp will be converted into the right to receive shares of IBC common stock valued at $16.00, subject to certain possible downward adjustments as provided in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In rendering our fairness opinion, we assumed that no downward adjustments to the Stock Consideration would be made on account of environmental matters, and that each North Bancorp shareholder will receive IBC stock equivalent to $16.00 for each North Bancorp share based on the formula described in the Merger Agreement, subject to downward adjustment in the event that the total shareholders’ equity of North Bancorp is less than $3,800,000 as of the month end prior to the Effective Date of the Merger. In addition, we have assumed the Merger will be consummated in accordance with the terms set forth in the Merger Agreement.

Donnelly Penman & Partners (“DP&P”) is a regional investment banking and advisory firm of recognized standing. As a part of our investment banking and advisory business services, we are continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements of debt and equity securities and valuations for estate, corporate and other purposes. We are acting as financial advisor and investment banker to North Bancorp in connection with the Merger and will receive a fee from North Bancorp for our services pursuant to the terms of our engagement letter with North Bancorp, dated as of September 8, 2003.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have reviewed and considered, among other things: (i) discussions with members of the management of each of North Bancorp and IBC concerning the historical and current business operations, financial condition and prospects of North Bancorp and IBC, respectively; (ii) the Merger Agreement; (iii) publicly-available information for North Bancorp and IBC, including each of the Annual Reports on Form 10-K for the years ended December 31, 2001 and 2002; (iv) earnings releases for both North Bancorp and IBC for the year ended December 31, 2003; (v) certain information, including financial forecasts, relating to earnings, assets, liabilities and prospects of North Bancorp derived from discussions with North Bancorp senior management and deemed reasonable by North Bancorp senior management; (vi) the financial condition of North Bancorp compared to the financial condition of certain comparable financial institutions; (vii) the financial terms of the Merger compared to the financial terms of selected other business combinations of comparable financial institutions; (viii) various valuation analyses prepared by us including a discounted cash flow analysis based on stand alone projections for North Bancorp; (ix) the pro forma impact of the Merger on North Bancorp shareholders; and (x) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of our opinion.

In conducting our review and arriving at our opinion, as contemplated under the terms of our engagement with North Bancorp, we have, with the consent of North Bancorp senior management, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by North Bancorp or IBC and upon publicly-available information. We do not assume any responsibility for the accuracy,

Appendix B - 1

completeness or reasonableness of, or any obligation independently to verify, such information. We have also relied upon the assurance of North Bancorp senior management that they are unaware of any facts that would make the information provided by North Bancorp incomplete or misleading in any respect.

We did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of North Bancorp or IBC, nor were we furnished with such materials. We did not review any individual credit files of North Bancorp or IBC and assumed, without independent verification, that the aggregate allowances for credit losses for each of North Bancorp and IBC are adequate to cover any such losses, respectively. Our opinion is necessarily based upon economic and market conditions and other circumstances as they existed on the date hereof. We do not have any obligation to update our opinion, unless requested by North Bancorp in writing to do so, and we expressly disclaim any responsibility to do so in the absence of any written request by North Bancorp.

In connection with rendering our opinion, we performed a variety of financial analyses. We believe that our analyses must be considered as a whole and that selecting portions of our analyses and the factors considered, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying our opinion. We have arrived at our opinion based on the results of all the analyses we undertook, assessed as a whole, and we did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to North Bancorp, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the relevant financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned.

The financial forecast information, derived from discussions with North Bancorp senior management and deemed reasonable by North Bancorp senior management, contained in or underlying our analysis is not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. In that regard, we assumed that the financial forecasts were reasonably prepared on a basis reflecting the best currently available judgment of North Bancorp senior management and that such forecasts will be realized in the amounts and at the times that they contemplate. The range of values resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by those analyses. Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. None of the analyses we performed were assigned a greater significance than any other.

In order to determine the fairness of the Stock Consideration as outlined in the Merger Agreement, we considered the viability of North Bancorp as an independent company. We considered the possibility that if North Bancorp remained independent, bank regulatory authorities having jurisdiction over North Bancorp and its subsidiary, The First National Bank of Gaylord (“FNB”), could seek a cease-and-desist order, receivership, or other remedy if FNB continued its failure to meet the requirements of such regulatory authorities with respect to its operations, financial condition and capital requirements. We recognized the possibility that shareholder value, as determined by the Stock Consideration proposed in the Merger Agreement, could be impaired if such regulatory authorities were to take any of the aforementioned actions. We also considered the nominal value and the nature of the consideration of all other offers received by North Bancorp at the time the Merger Agreement was approved by the North Bancorp Board of Directors.

Our opinion is for the information of the Board of Directors and shareholders of North Bancorp and may be included in its entirety in any proxy statement to be circulated to shareholders in connection with the Merger and in other required regulatory filings by North Bancorp and IBC. With the exception of the aforementioned purposes, this opinion may not be summarized, referred to or reproduced at any time or in any manner, without our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder. Further, we express no view as to the price or trading range for shares of the common stock of IBC following the consummation of the Merger.

Appendix B - 2

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Stock Consideration as contained in the Merger Agreement is fair, from a financial point of view, to the shareholders of North Bancorp.

Very truly yours,

/s/ Donnelly Penman & Partners

DONNELLY PENMAN & PARTNERS

Appendix B - 3